     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 19, 1999

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                             REGISTRATION STATEMENT
                                       ON

                                    FORM S-3
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            SUMMIT TECHNOLOGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    MASSACHUSETTS                                          04-2897945
           (STATE OR OTHER JURISDICTION OF                                (IRS EMPLOYER
           INCORPORATION OR ORGANIZATION)                              IDENTIFICATION NO.)

                                21 HICKORY DRIVE
                          WALTHAM, MASSACHUSETTS 02451
                                 (781) 890-1234
           (ADDRESS, INCLUDING ZIP CODE, TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                            JAMES A. LIGHTMAN, ESQ.
                   VICE PRESIDENT, GENERAL COUNSEL AND CLERK
                            SUMMIT TECHNOLOGY, INC.
                                21 HICKORY DRIVE
                          WALTHAM, MASSACHUSETTS 02451
                                 (781) 890-1234
             (NAME, ADDRESS, INCLUDING ZIP CODE, TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

               KEITH F. HIGGINS, ESQ.                                 MARK L. JOHNSON, ESQ.
                    ROPES & GRAY                                    EARL W. MELLOTT, II, ESQ.
               ONE INTERNATIONAL PLACE                               FOLEY, HOAG & ELIOT LLP
             BOSTON, MASSACHUSETTS 02110                             ONE POST OFFICE SQUARE
                   (617) 951-7000                                  BOSTON, MASSACHUSETTS 02109
                                                                         (617) 832-1000

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                    PROPOSED               PROPOSED
                                            AMOUNT                  MAXIMUM                MAXIMUM
      TITLE OF EACH CLASS OF                 TO BE               OFFERING PRICE           AGGREGATE              AMOUNT OF
   SECURITIES TO BE REGISTERED            REGISTERED               PER SHARE            OFFERING PRICE        REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value.....    4,600,000 shares(1)          $19.00(2)             $87,400,000              $24,298
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes 600,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee under Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices as reported on the Nasdaq National Market System on July 13, 1999.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. Underwriters may not confirm sales of these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED JULY 19, 1999

PROSPECTUS
                                4,000,000 SHARES
                            [SUMMIT TECHNOLOGY LOGO]
                            SUMMIT TECHNOLOGY, INC.

                                  COMMON STOCK

       Summit Technology is offering 4,000,000 shares of common stock. Our common stock is quoted on the Nasdaq National Market under the symbol "BEAM." On July 16, 1999, the last reported sale price for the common stock on the Nasdaq National Market was $19.94 per share. See "Price Range of Common Stock."

                               ------------------

                                                                PER SHARE        TOTAL
                                                                ---------        ------
Public offering price.......................................     $               $
Underwriting discounts......................................
Proceeds to Summit, before expenses.........................

       We have granted the underwriters an option for a period of 30 days to purchase up to 600,000 additional shares of common stock. The underwriters
expect to deliver the shares against payment on            , 1999.

                               ------------------

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                               ------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

HAMBRECHT & QUIST
                         U.S. BANCORP PIPER JAFFRAY

                                               DAIN RAUSCHER WESSELS
                                                a division of Dain Rauscher
                                                Incorporated

            , 1999.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    4
Forward-Looking Statements and Industry Data................   10
Use of Proceeds.............................................   11
Price Range of Common Stock.................................   11
Dividend Policy.............................................   11
Capitalization..............................................   12
Selected Consolidated Financial Data........................   13
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   14
Business....................................................   22
Management..................................................   43
Principal Stockholders......................................   50
Underwriting................................................   51
Validity of Common Stock....................................   53
Experts.....................................................   53
Where You Can Find More Information.........................   53
Information Incorporated by Reference.......................   54
Index to Financial Statements...............................  F-1

                               ------------------

Apex Plus(TM), CustomCornea(TM), emphasis(R) Disc, LADARVision(R), OmniCard(R) and SKB Microkeratome(TM) are our trademarks and registered trademarks. Other trademarks used in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

       This summary highlights selected information from this prospectus and may not contain all of the information that you should consider before investing in our common stock. You should read carefully this entire prospectus, including "Risk Factors," the financial statements and the documents to which we have referred you before making an investment decision. Unless we state otherwise, the information we present in this prospectus assumes no exercise of the underwriters' over-allotment option.

                                  OUR BUSINESS

       We are a leading worldwide manufacturer and supplier of excimer laser systems and related products used to perform procedures that correct common refractive vision disorders such as nearsightedness, farsightedness and astigmatism. Our excimer laser systems use ultraviolet laser light to ablate, or remove, submicron layers of corneal tissue from the eye in a procedure known as laser vision correction. During a laser vision correction procedure, the system precisely sculpts the cornea into a predetermined shape, enabling the retina to focus properly the light from incoming images. The goal of these procedures is to reduce or eliminate a patient's reliance on corrective eyewear. We also sell contact lenses and other vision products by mail order through our Lens Express subsidiary.

       Laser vision correction is a fast growing segment of the U.S. refractive vision correction market. Industry wide, laser vision correction procedures have more than doubled each year since 1996, the first full year after FDA approval. An estimated 980,000 laser vision correction procedures will be performed on U.S. consumers in 1999, up from an estimated 480,000 in 1998. Based on existing treatment modalities and demographic considerations such as age, income and type of correction needed, an estimated 37 million Americans are excellent candidates for laser vision correction. Approximately 800,000 procedures have been performed since FDA approval in 1995, with each eye treated considered to be a separate procedure.

       We derive revenues from the sale of our products, related disposables and maintenance services and from technology licensing fees. We charge a per-procedure technology licensing fee each time a laser vision correction procedure is performed using one of our U.S. excimer laser systems. These per-procedure license fees are our fastest growing and most profitable revenue source and are a key element of our business. Our procedure volume in the United States during the first quarter of 1999 increased 31% over the procedure volume in the fourth quarter of 1998 and 81% over the first quarter of 1998, based on our sales of data encrypted, prepaid cards that allow procedures to be performed on our Apex Plus systems.

       With our recent acquisition of Autonomous Technologies Corporation, we now offer our customers a choice of excimer laser systems:

       - the Apex Plus, with a proven track record of excellent clinical results and an installed base of approximately 332 systems worldwide; and

       - the LADARVision system, our next generation technology now being introduced into the U.S. market, which combines a small beam scanning laser with sophisticated high speed eye tracking, and the potential for customized ablations using our CustomCornea technology, for which the FDA has recently granted us clearance to begin clinical trials.

       We also manufacture and sell the SKB microkeratome, a surgical device used in ophthalmic procedures. Our SKB microkeratome uses disposable, single-use blades that we also sell to our customers.

       Our objective is to increase our installed base of excimer laser systems, grow the procedure volume of those systems and become the preeminent provider of refractive vision correction products to ophthalmologists, clinics and hospitals. Key elements of our strategy to achieve this objective are:

       - expanding the range of refractive procedures that our systems are FDA-approved to perform;

       - leveraging our Autonomous acquisition to make us the undisputed technology leader in the field; and

       - providing our users with the highest level of customer service in the industry.

       Our principal executive offices are located at 21 Hickory Drive, Waltham, Massachusetts 02451 and our telephone number is (781) 890-1234.

                                  THE OFFERING

Common stock offered by Summit..............    4,000,000 shares

Common stock to be outstanding after the
offering....................................    46,555,015 shares

Use of proceeds.............................    To fund the commercial
                                                introduction of the LADARVision
                                                system in the U.S. market, for
                                                working capital and for other
                                                general corporate purposes.

Nasdaq National Market symbol...............    BEAM

       The number of shares of our common stock that will be outstanding after the offering is based on the number outstanding at June 30, 1999 and does not include 2,776,200 shares subject to options and warrants outstanding on that date at a weighted average exercise price of $6.02 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

       The following tables summarize our statement of operations and balance sheet data. The pro forma statement of operations data assume we acquired Autonomous on January 1, 1998. The pro forma balance sheet data assume the acquisition occurred on March 31, 1999. The pro forma as adjusted balance sheet data reflect our sale of 4,000,000 shares of common stock at an assumed public offering price of $19.94 per share after deducting estimated underwriting discounts and estimated expenses. You should read these tables along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and our unaudited pro forma combined financial data that are included elsewhere in this prospectus.

                                                      THREE MONTHS ENDED
                                                          MARCH 31,                      YEARS ENDED DECEMBER 31,
                                                ------------------------------   -----------------------------------------
                                                PRO FORMA                        PRO FORMA
                                                  1999       1999       1998       1998        1998      1997       1996
                                                ---------   -------   --------   ---------   --------   -------   --------
STATEMENT OF OPERATIONS DATA:
Revenues......................................   $25,813    $25,684   $ 22,040   $ 91,863    $ 91,641   $79,650   $ 73,912
Income (loss) from continuing operations(1)...    (3,438)     2,386        377     16,561      36,730       828    (13,491)
Cumulative effect of accounting principle
  change(2)...................................        --         --    (10,103)   (10,103)    (10,103)       --         --
Net income (loss)(3)..........................    (3,438)     2,386     (9,726)     7,401      27,570    21,398    (36,857)
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:
Income (loss) from continuing operations......   $  (.08)   $   .08   $    .01   $    .39    $   1.17   $   .03   $   (.43)
Cumulative effect of accounting principle
  change......................................        --         --       (.32)      (.24)       (.32)       --         --
Net income (loss).............................      (.08)       .08       (.31)       .17         .88       .68      (1.18)
Weighted average number of common shares --
  basic.......................................    42,355     31,165     31,082     42,434      31,244    31,400     31,174
Weighted average number of common shares --
  diluted.....................................    42,355     31,458     31,082     42,942      31,292    31,591     31,174
PRO FORMA AMOUNTS ASSUMING ACCOUNTING
  PRINCIPLE CHANGE HAD BEEN APPLIED
  RETROACTIVELY:
Net income (loss).............................   $(3,438)   $ 2,386   $    377   $ 17,504    $ 37,673   $22,682   $(37,772)
Net income (loss) per share -- basic and
  diluted.....................................   $  (.08)   $   .08   $    .01   $    .41    $   1.20   $   .72   $  (1.21)

                                                                         MARCH 31, 1999
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
BALANCE SHEET DATA:
Working capital.............................................  $ 85,648    $ 35,262      $110,251
Total assets................................................   164,820     202,993       277,982
Long-term debt, less current maturities.....................       111         245           245
Stockholders' equity........................................   140,440     176,902       251,891

-------------------------
(1) In the second quarter of 1998, we received a litigation settlement of $29.9 million, net of related taxes and expenses.

(2) In the fourth quarter of 1998, we changed our method of accounting for Lens Express membership fee revenues which were previously recognized when received. Under the new accounting method, we recognize membership fee revenues ratably over the term of the membership, which is up to five years.

(3) Net income (loss) includes a gain of $943,000 in 1998, a net gain of $20.6 million in 1997, and a loss of $23.4 million in 1996 related to our discontinued laser center business.

                                  RISK FACTORS

       You should carefully consider the risks and uncertainties described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

WE MAY HAVE DIFFICULTY INTEGRATING THE AUTONOMOUS OPERATIONS AND REALIZING BENEFITS FROM THE ACQUISITION

       Our acquisition of Autonomous requires us to merge the operations of two companies that previously operated independently. We may not be able to integrate the Autonomous operations without encountering difficulties or experiencing the loss of key employees, potential customers or suppliers, and the benefits expected from the integration may not be realized. If our customers view the acquisition as a negative development, we may lose revenues and market share. In addition, we may not realize anticipated synergies from the acquisition. For example, before the acquisition, Autonomous had only limited experience manufacturing the LADARVision system and had no experience producing the system in significant quantities. If we are unsuccessful in developing the capabilities to manufacture the LADARVision system in sufficient quantities, or if the effort requires greater time or resources than we have anticipated, we may not realize the benefits from the acquisition.

OUR COMMERCIAL LAUNCH OF THE LADARVISION SYSTEM MAY NOT BE SUCCESSFUL

       We are currently implementing the commercial launch of the LADARVision system, which we intend to offer as a premium-priced system. We intend to offer the system on a per-procedure, leased basis, where we retain ownership of the equipment. Because we have limited experience marketing the LADARVision product, and because this business model will be a new one for us, we cannot be certain that it will meet with market acceptance. If the market does not accept the LADARVision system, it will have an adverse effect on our business.

ANY COMPETITOR WITH BROADER APPROVALS MAY HAVE A COMPETITIVE ADVANTAGE OVER US

       In the United States, a manufacturer of laser vision correction systems gains a competitive advantage by having its systems approved by the FDA for a wider range of treatments. Currently, the VISX laser vision correction system is approved for a wider range of treatments than are our systems. The Nidek laser vision correction system is approved for a higher degree of nearsightedness than our systems. The Apex Plus is presently approved for low to moderate nearsightedness alone and with low to moderate astigmatism. The LADARVision system is presently approved for low to high degrees of nearsightedness alone and with moderate astigmatism. If the FDA does not approve in a timely manner our pending applications for farsightedness and for higher degrees of nearsightedness and astigmatism, our ability to compete effectively in the United States may be compromised.

NEW COMPETITORS MAY ERODE OUR U.S. MARKET SHARE

       The number of manufacturers offering laser vision correction systems is growing. Nidek obtained FDA approval of its EC-5000 excimer laser system in December 1998. We expect that other manufacturers, including Bausch & Lomb and LaserSight, will receive approvals within the next twelve months, giving them the right to market their systems commercially in the United States. Some of these competitors are larger than we are and have greater resources to devote to selling and marketing their systems. If ophthalmologists perceive new competitors' systems to be technologically or economically superior to ours, we could lose customers and market share to these competitors.

CHALLENGES TO OWNED OR LICENSED INTELLECTUAL PROPERTY COULD ADVERSELY AFFECT OUR BUSINESS

       Failure to maintain the protection afforded by our owned and licensed patents would materially reduce our revenues. These patents might ultimately be found to be invalid, or others might elect to infringe these patents or develop substantially equivalent or competitive products. On March 24, 1998, the FTC commenced an action challenging and seeking to invalidate certain of the patents that VISX has licensed to us. We have settled our part of this litigation. In June 1999, an FTC administrative law judge issued a decision in favor of VISX and the FTC has appealed this decision. In March 1999, a U.S. physician wrote us claiming to be a co-inventor of two of our patents, both of which are the subject of infringement actions that we have brought against Nidek and other alleged infringers. Alleged infringers have responded or may respond by challenging the validity and enforceability of these patents. Successful challenges to the validity and enforceability of any of our patents or the patents licensed from VISX could significantly impair our ability to collect per-procedure license fees. Even if an unlicensed party's products or procedures infringe upon our patents, it is costly to enforce these rights. Infringement actions require the diversion of funds from our operations and require management to expend funds and effort that might otherwise be devoted to our operations. Furthermore, we may not be successful in enforcing our patent rights. Any failure by us to prevail in patent infringement actions against others, or any success by others in invalidating, asserting ownership in, or being found not to infringe patents owned or licensed by us, could impair our ability to collect per-procedure fees and thus materially reduce our revenues.

       There are a number of U.S. and foreign patents covering methods and apparatus for performing corneal surgery that we neither own nor have the right to use. If we were found to infringe a patent in a particular market, we may be enjoined from making and selling, and our customers may be enjoined from using, that product in the market or we may be required to obtain a fee-bearing license, if available on acceptable terms. Alternatively, we might be required to redesign the infringing aspects of these products. Any redesign efforts that we undertake could be expensive and might require FDA review. Furthermore, the redesign efforts could delay the reintroduction of these products into certain markets, or may be so significant as to be impractical. If redesign efforts were impractical, we could be prevented from manufacturing and selling the infringing products, which would significantly harm our business.

WE ARE INVOLVED IN LITIGATION THAT HAS CONSUMED OUR TIME AND RESOURCES AND COULD SUBJECT US TO SIGNIFICANT LIABILITIES

       Since August 1996, stockholders have commenced multiple separate legal actions against us and some of our directors and officers. In addition, there are multiple state and federal antitrust lawsuits pending against us and VISX relating to the Pillar Point Partners arrangement that existed between the two companies from 1992 to 1998. All these lawsuits seek substantial monetary damages for alleged violations of securities or antitrust laws. Defending against these lawsuits has consumed, and will continue to consume, considerable resources, including management time and attention, which has been diverted from operating our business. If the plaintiffs are successful, their recoveries could have a significant negative effect on our cash position. Litigation is inherently uncertain and an adverse resolution of these actions may have a material adverse effect on our financial position and operating results in the period in which they are resolved.

OUR RELIANCE ON SOLE SOURCE SUPPLIERS FOR CRITICAL COMPONENTS COULD JEOPARDIZE OUR OPERATIONS

       We purchase the optical module for the LADARVision system and other components of our products from sole source suppliers. Until recently, we purchased the laser component for the LADARVision system from a sole source supplier, but we are transitioning its production to our facility in Cork, Ireland. If these sole source suppliers were to cease providing these components, or if we experience problems in the transition to Cork without sufficient backup, we would be required to locate and contract with substitute suppliers, which we may not be able to do in a timely manner. Any interruption in our ability to manufacture and service excimer laser systems or microkeratomes on a timely basis would reduce our revenues, could increase our costs and might jeopardize our customer relationships.

THE AUTONOMOUS ACQUISITION WILL IMPEDE OUR EFFORTS TO ACHIEVE CONSISTENT PROFITABILITY

       The Autonomous acquisition is likely to delay our efforts to achieve consistent profitability until at least the year 2000. Expenses related to research and development of our CustomCornea and LADARVision technology, the expansion of our manufacturing and marketing activities for the LADARVision system, as well as the amortization of goodwill and other capitalized items created by the Autonomous acquisition will reduce our operating income or increase our operating loss until at least the year 2000. See "Unaudited Pro Forma Combined Financial Data."

THE MARKET ACCEPTANCE OF TWO LASER VISION CORRECTION SYSTEMS IS UNPREDICTABLE

       We cannot predict how existing and potential customers for laser vision correction will respond to our offering of two different laser vision correction systems. Sales of the Apex Plus could decline as customers defer purchases until the LADARVision system becomes fully available. For some time after the LADARVision system becomes fully available, we may be unable to expand our manufacturing quickly enough to offset any loss of sales of the Apex Plus. In addition, we could lose existing Apex Plus customers who perceive that our acquisition of the LADARVision system will result in less support for our installed base of Apex Plus systems.

COMPETITORS MAY NOT CHARGE THEIR CUSTOMERS PER-PROCEDURE FEES WHICH, IN TURN, COULD AFFECT OUR ABILITY TO CHARGE LICENSE FEES

       We license a number of patents to our U.S. customers on a per-procedure basis. We derive a substantial portion of our revenues from the per-procedure fees we charge to license these patents. If competitors do not charge per-procedure fees to users of their systems, we could be forced to reduce or eliminate the fees we charge, which could significantly reduce our revenues. Nidek, one of our competitors, has publicly stated that it does not intend to charge per-procedure fees to users of its systems.

NEW PRODUCTS AND TECHNOLOGIES COULD DECREASE DEMAND FOR OUR PRODUCTS OR MAKE THEM OBSOLETE

       In addition to competing with eyewear, excimer laser vision correction systems compete with newer technologies such as intraocular lenses, corneal rings and surgical techniques using different types of lasers. KeraVision has recently received FDA approval for its corneal ring and has begun to market this product commercially in the United States. A holmium laser for the treatment of farsightedness manufactured by Sunrise Technologies is scheduled for consideration by the FDA's Ophthalmic Advisory Panel on July 22, 1999. To the extent that any of these or other new technologies are perceived to be clinically superior or more economical than excimer laser vision correction, they could decrease demand for our excimer laser systems or render these products obsolete. If one or more competing technologies achieve broader market acceptance or render the Apex Plus or the LADARVision system obsolete, we may lose customers and revenues.

OUR FAILURE TO TIMELY OBTAIN REGULATORY APPROVALS FOR PRODUCTS AND TO COMPLY WITH FDA REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS

       Our excimer laser systems and related products are regulated medical devices under the Food, Drug and Cosmetics Act. New product introductions, expanded treatment types and levels for approved products, and significant design or manufacturing modifications require a premarket clearance by the FDA prior to commercialization in the United States. The FDA approval process, which is lengthy and uncertain, requires underlying clinical studies and substantial commitments of financial and management resources. Failure to obtain regulatory approvals and clearances in the United States and other countries, or significant delays in obtaining these approvals and clearances, could prevent us from marketing our products for either approved or expanded treatments, which could significantly reduce our future revenues.

       Our manufacturing processes are subject to extensive FDA regulation. On July 14, 1999, we received an FDA Warning Letter noting alleged deficiencies in our Device Master Record contents for SKB microkeratome blades observed during a recent periodic FDA inspection of our Irish manufacturing facility. The Warning Letter notes deficiencies in the blade sterilization protocol specifications, provided by our German manufacturer, and requires a response within fifteen days from the date of the letter. We are currently investigating the matter and intend to submit a timely response. Failure to promptly resolve this matter to the satisfaction of the FDA could result in further administrative sanctions, could prevent us from selling blades until the matter is resolved, and could harm our sales of SKB microkeratomes, all of which could significantly reduce our future revenues.

WE MAY NEED ADDITIONAL FINANCING WHICH COULD BE DIFFICULT TO OBTAIN

       We used a significant amount of our cash resources to complete the Autonomous acquisition. We expect that Autonomous could require as much as $20 million before reaching a cash flow break-even status, although this amount could fluctuate up or down depending on a variety of factors. This use of cash has put a significant strain on our liquidity and could preclude us from having cash available to fund operations, make other acquisitions, or for other purposes. We may need to obtain external financing in the future. Our ability to obtain additional financing will depend on a number of factors, including market conditions, our operating performance and investor interest, particularly in medical device companies.

       These factors may make the timing, amount, terms and conditions of any financing unattractive. They may also result in our adding additional indebtedness or accepting stockholder dilution. If we are unable to raise the capital necessary to fund our growth, our business would be adversely affected.

USE OF UNAPPROVED SYSTEMS COULD REDUCE OUR REVENUES

       We are aware that some U.S. physicians are performing refractive procedures with laser vision correction systems that have not been approved by the FDA, including earlier versions of our systems originally sold in international markets as well as so-called "homemade" or "black box" systems. Pursuing these potential infringers could be costly and might not result in any significant recoveries. Continued use or additional sales of these systems will reduce our system sales and per-procedure revenues. In addition, any adverse clinical consequences resulting from the use of these systems could adversely affect consumer acceptance of laser vision correction generally.

ILLEGAL TAMPERING WITH SYSTEM CONFIGURATIONS COULD REDUCE OUR REVENUES

       Some U.S. users of the Apex excimer laser systems have tampered with the software and hardware configuration of their systems to defeat the card reading system that facilitates the collection of per-procedure license fees. Continued loss of per-procedure fees will reduce our revenues.

CHANGES IN THE U.S. ECONOMY AND CONSUMER SPENDING COULD ADVERSELY AFFECT THE VOLUME OF U.S. PROCEDURES

       Laser vision correction is an elective procedure that involves greater immediate expense than eyeglasses or contact lenses. The procedure is not typically covered by insurance. A significant adverse change in the U.S. economy may cause consumers to re-assess their spending choices and reduce the demand for laser vision correction. Any such shift would have an adverse effect on the volume of laser vision correction procedures performed and on our collection of per-procedure licensing fees.

OUR LENS EXPRESS OPERATIONS ARE SUBJECT TO ADDITIONAL RISKS THAT COULD REDUCE OUR PROFITABILITY

       Our Lens Express operations are subject to risks beyond our control, including:

       - lack of consistent sources of supply;

       - inability to obtain suitable advertising spots in selected media at cost-effective prices;

       - state regulations; and

       - competition from other contact lens providers.

       Because some contact lens manufacturers do not sell contact lenses directly to Lens Express, Lens Express must obtain product through indirect channels. Lens Express may not be able cost effectively to obtain sufficient quantities of product through indirect channels at the times it requires. If unable to obtain product from indirect suppliers, or if forced to do so on unfavorable terms, Lens Express' revenues and profitability would be adversely affected. Lens Express' operations are subject to numerous state laws and regulations that govern the dispensing of replacement contact lenses. Some states have strict requirements that prohibit dispensing replacement lenses without receipt of a written prescription, which makes it more difficult and expensive for Lens Express to sell replacement contact lenses in those states. In addition, these regulations place Lens Express at a competitive disadvantage versus competing mail order sellers that are able to avoid or ignore these laws and regulations. Our principal competitor has stated publicly that it does not comply with these regulations. Other states may enact or impose laws or regulations that prohibit mail order dispensing of replacement contact lenses or otherwise impair Lens Express' ability to sell lenses and operate profitability. In addition, the contact lens dispensing industry is subject to intense competition. Lens Express may lose market share to other contact lens providers electing to pursue a marketing strategy which, like that of Lens Express, emphasizes convenience and price, or to discount chains, wholesale clubs and other competitors.

INADEQUACY OR UNAVAILABILITY OF INSURANCE MAY EXPOSE US TO SIGNIFICANT LIABILITY

       The testing and use of our products entail an inherent risk of physical injury to patients and physicians and expose us to potential product liability and other damage claims. In addition, our products have high voltage power supplies and use corrosive gases. Although we maintain product liability insurance, a product liability claim assessed against us could exceed our insurance coverage. Adequate product liability insurance may not continue to be available, either at existing or increased levels of coverage, on commercially reasonable terms. Even if a claim is covered by insurance, the costs of defending a product liability, malpractice, negligence or other action, and the assessment of damages in excess of insurance coverage, could entail significant expense and damage our reputation.

THE MARKET PRICE OF OUR STOCK HISTORICALLY HAS BEEN VOLATILE

       The volatility of our common stock imposes a greater risk of capital losses on stockholders when compared to less volatile stocks. The market price of our common stock may be significantly affected by factors such as:

       - the announcement or introduction of technological innovations or new products by us or our competitors;

       - quarter-to-quarter variations in our operating results and changes in earnings estimates by analysts;

       - market conditions in the technology, healthcare and other growth sectors;

       - changes in U.S. or foreign governmental regulations or regulatory approval processes;

       - developments or disputes relating to patent or proprietary rights; and

       - public concern about the safety and efficacy of the procedures for which the excimer laser system is used.

       Moreover, the possibility exists that the stock market, and in particular the securities of technology companies such as us, could experience extreme price and volume fluctuations unrelated to operating performance. These fluctuations may have a material adverse effect on the market price of our common stock.

CONCERNS ABOUT THE SAFETY AND EFFICACY OF OUR PRODUCTS COULD LIMIT OUR FUTURE REVENUES

       Physicians and consumers may have a number of concerns about the safety and efficacy of laser vision correction procedures, including the predictability and stability of results. Potential complications and side effects include:

       - post-operative discomfort, including pain, itching, tearing and dryness of the eye;

       - corneal haze, which is an increase in the cornea's light scattering properties, during healing;

       - glare and halos produced by bright lights;

       - decreases in contrast sensitivity that can cause night vision difficulties;

       - temporary increases in intraocular pressure or pupil enlargement in reaction to post-procedure medication;

       - fluctuations in refractive capabilities during healing;

       - decreases in vision with corrective eyewear;

       - unintended over- or under-corrections;

       - disorders of corneal healing;

       - corneal scars and corneal ulcers;

       - induced regular or irregular astigmatism that can cause blurred or double vision or shadow images;

       - drooping of the eyelid; and

       - inflammation of the iris.

       In addition, we have had limited commercial experience with our SKB microkeratome, which, if misused or defective, could cause significant injury when cutting a patient's cornea. Long-term follow-up data may reveal additional complications associated with our products. The responses of potential candidates, physicians and others to information about complications could materially affect market acceptance for laser vision correction, which in turn would materially harm our business.

                  FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

       This prospectus and the documents incorporated in it by reference contain forward-looking statements about our plans, objectives, expectations and intentions. You can identify these statements by words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," "may," "will" and "continue" or similar words. You should read statements that contain these words carefully. They discuss our future expectations, contain projections of our future results of operations or our financial condition or state other forward-looking information, and may involve known and unknown risks over which we have no control. You should not place undue reliance on forward-looking statements. We assume no obligation to update forward-looking statements or update the reasons actual results could differ materially from those anticipated in forward-looking statements. The factors discussed in the sections captioned "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identify important factors that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

       In addition, the data concerning the laser vision correction industry that we cite throughout this prospectus are based upon information published in Refractive Market Perspectives, an independent publication that follows the refractive vision correction market, and on information from a presentation made in April 1999 by Mr. David R. Harmon of MarketScope, the publisher of Refractive Market Perspectives, before the American Society of Cataract and Refractive Surgery. We believe that this information is the most reliable data currently available about our industry. However, we have not independently verified any of the data and we cannot assure their accuracy or completeness.

                                USE OF PROCEEDS

       We will receive an estimated $75.0 million in net proceeds from our sale of 4,000,000 shares of common stock, assuming a public offering price of $19.94 per share and after deducting estimated underwriting discounts and estimated expenses. If the underwriters exercise their over-allotment option in full, we will receive an estimated $11.3 million in additional net proceeds.

       We intend to use the net proceeds from this offering to fund the commercial introduction of the LADARVision system in the U.S. market and for working capital and other general corporate purposes. In addition, we may use a portion of the net proceeds to acquire complementary businesses, products, services or technologies; however, we currently have no commitments or agreements about any such transaction. Pending these uses, we intend to invest the net proceeds in short-term interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

       Our common stock is listed on the Nasdaq National Market under the symbol "BEAM." The following table sets forth the high and low sale prices per share of our common stock, as reported on the Nasdaq National Market, during the periods indicated.

FY 1997                                                        HIGH      LOW
-------                                                       ------    ------
First Quarter...............................................  $ 8.88    $ 5.63
Second Quarter..............................................    7.75      5.38
Third Quarter...............................................    7.75      6.13
Fourth Quarter..............................................   10.13      4.13
FY 1998
First Quarter...............................................  $ 7.25    $ 4.56
Second Quarter..............................................    7.50      4.50
Third Quarter...............................................    6.88      3.06
Fourth Quarter..............................................    6.13      3.00
FY 1999
First Quarter...............................................  $11.56    $ 4.31
Second Quarter..............................................   23.44     10.44
Period from July 1, 1999 to July 16, 1999...................   21.50     17.56

       The number of shares of our common stock outstanding as of June 30, 1999 was 42,555,015. As of June 30, 1999, there were approximately 2,560 record holders of common stock.

                                DIVIDEND POLICY

       We have never declared or paid any cash dividends on shares of our common stock. We intend to retain any future earnings for future growth and do not anticipate paying any cash dividends in the foreseeable future. Our loan agreement prohibits the payment of dividends. Any future determination concerning the payment of dividends will be at the discretion of the board of directors.

                                 CAPITALIZATION

       The following table sets forth our capitalization at March 31, 1999:

       - on an actual basis;

       - on a pro forma basis to reflect the acquisition of Autonomous as if it had occurred on that date; and

       - on a pro forma basis as adjusted to give effect to our receipt of the estimated net proceeds from the sale of 4,000,000 shares of common stock at an assumed public offering price of $19.94 per share.

       You should read the information below together with our consolidated financial statements and unaudited pro forma combined financial data included elsewhere in this prospectus.

                                                                         MARCH 31, 1999
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
                                                                         (IN THOUSANDS)
Long-term debt, less current maturities.....................  $    111    $    245      $    245
                                                              --------    --------      --------
Stockholders' equity:
  Preferred stock, $0.01 par value; authorized 5,000,000
    shares; none issued.....................................        --          --            --
  Common stock, $0.01 par value; authorized 60,000,000
    shares; issued 31,352,641 shares (actual); issued
    42,542,947 shares (pro forma); issued 46,542,947 shares
    (as adjusted)...........................................       314         426           466
  Additional paid-in capital................................   149,534     208,484       283,433
  Accumulated deficit.......................................   (17,833)    (40,433)      (40,433)
  Accumulated other comprehensive income....................     9,233       9,233         9,233
  Treasury stock, at cost, 164,715 shares...................      (808)       (808)         (808)
                                                              --------    --------      --------
        Total stockholders' equity..........................   140,440     176,902       251,891
                                                              --------    --------      --------
Total capitalization........................................  $140,551    $177,147      $252,136
                                                              ========    ========      ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

       The selected consolidated financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1998 are derived from our audited consolidated financial statements. The information presented below for the three months ended March 31, 1999 and 1998 and as of March 31, 1999 is derived from our unaudited condensed consolidated financial statements, which include all adjustments, consisting only of normal recurring adjustments, which in the opinion of management are necessary for the fair presentation of our results of operations and financial condition. These interim results are not necessarily indicative of the results that we may achieve for any other period. You should read these selected consolidated financial data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and our unaudited pro forma combined financial data that are included elsewhere in this prospectus.

                                              THREE MONTHS
                                             ENDED MARCH 31,                   YEARS ENDED DECEMBER 31,
                                           -------------------   ----------------------------------------------------
                                             1999       1998       1998       1997       1996       1995       1994
                                           --------   --------   --------   --------   --------   --------   --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.................................  $ 25,684   $ 22,040   $ 91,641   $ 79,650   $ 73,912   $ 95,258   $ 71,410
Income (loss) from continuing
  operations(1)..........................     2,386        377     36,730        828    (13,491)     1,575    (14,433)
Cumulative effect of accounting principle
  change(2)..............................        --    (10,103)   (10,103)        --         --         --         --
Net income (loss)(3).....................     2,386   $ (9,726)    27,570     21,398    (36,857)    (2,967)   (16,799)
BASIC AND DILUTED EARNINGS (LOSS) PER
  SHARE:
  Income (loss) from continuing
    operations...........................  $    .08   $    .01   $   1.17   $    .03   $   (.43)  $    .06   $   (.54)
  Cumulative effect of accounting
    principle change.....................        --       (.32)      (.32)        --         --         --         --
  Net income (loss)......................       .08       (.31)       .88        .68      (1.18)      (.11)      (.63)
Weighted average number of common
  shares -- basic........................    31,165     31,082     31,244     31,400     31,174     27,892     26,593
Weighted average number of common
  shares -- diluted......................    31,458     31,082     31,292     31,591     31,174     27,892     26,593
PRO FORMA AMOUNTS ASSUMING ACCOUNTING
  PRINCIPLE CHANGE HAD BEEN APPLIED
  RETROACTIVELY:
Net income (loss)........................  $  2,386   $    377   $ 37,673   $ 22,682   $(37,772)  $ (6,073)  $(19,966)
Net income (loss) per share -- basic and
  diluted................................  $    .08   $    .01   $   1.20   $    .72   $  (1.21)  $   (.22)  $   (.75)

                                                                                        DECEMBER 31,
                                                         MARCH 31,   ---------------------------------------------------
                                                           1999        1998       1997       1996       1995      1994
                                                         ---------   --------   --------   --------   --------   -------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital........................................  $ 85,648    $ 78,953   $ 67,404   $ 73,085   $108,374   $23,560
Total assets...........................................   164,820     144,925    115,103    133,660    161,661    54,288
Long-term debt, less current maturities................       111         150      6,330     11,472        537       503
Stockholders' equity...................................   140,440     119,334     88,987    101,947    138,239    38,692

-------------------------

(1) In the second quarter of 1998, we received a litigation settlement of $29.9 million, net of related taxes and expenses.

(2) In the fourth quarter of 1998, we changed our method of accounting for Lens Express membership fee revenues, which were previously recognized when received. Under the new accounting method, we recognize membership fee revenues ratably over the term of the membership, which is up to five years.

(3) Net income (loss) includes a gain of $943,000 in 1998, a net gain of $20.6 million in 1997, a loss of $23.4 million in 1996, a loss of $4.5 million in 1995 and a loss of $2.4 million in 1994 related to our discontinued laser center business.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

       We currently operate in two principal segments:

       - laser vision correction, which includes manufacturing, selling and servicing excimer laser systems and related products to correct vision disorders and collecting per-procedure licensing fees from users of our excimer laser systems; and

       - contact lenses and related products, which we sell via mail order through our wholly-owned Lens Express subsidiary.

       On April 29, 1999, we completed our acquisition of Autonomous for approximately 11.2 million shares of our common stock and $46.8 million in cash. An independent third party appraisal company is conducting a valuation of the intangible assets that we acquired. Based upon a preliminary valuation report, we have estimated goodwill and other intangible assets to be $54.7 million, which we will amortize over five to 25 years, and purchased technologies to be $28.1 million, which we will amortize over 15 years. In addition, we will record an expense of $19.8 million in the second quarter of 1999 in connection with in-process research and development that we acquired in the Autonomous acquisition. Results of operations discussed in this section do not include any historical results of Autonomous.

       We are currently commencing the commercial introduction of the LADARVision system. Our plans call for us to provide this system, which includes patent licenses, to our users on a per-procedure basis. This choice of business model will affect the way that we recognize revenues and record the costs of revenues related to the LADARVision system. A per-procedure model will result in our recognizing equipment revenue over the time period the system is in use rather than immediately upon placement of the device. We anticipate that this business model will have an unfavorable impact on our overall gross margins until we have placed approximately 50 revenue-producing systems. Our commercial introduction of the LADARVision system, therefore, might cause our future results not to be comparable to our historical results of operations. This business model will also allow us to recognize per-procedure revenues from international installations of the LADARVision system. Under an agreement with CIBA Vision, we pay a commission of 6% on all LADARVision system revenues, including patient procedure fees, net of patent license fees, until we have paid an aggregate of $10 million. Commissions paid to CIBA Vision under this agreement have not been material.

       Information about U.S. procedure volume in this section and elsewhere in the prospectus is based on our sale of OmniCards to our U.S. customers. OmniCards are credit card-sized, data encrypted plastic cards that must be inserted into the Apex Plus to enable customers to perform a procedure. Our customers must purchase OmniCards from us. OmniCards may be encoded with a single procedure or with several procedures, and they are priced based on the number of procedures they permit. As part of our Partnership Vision Plan arrangements with customers, we may bundle the OmniCard price with other products and services. In addition, we may offer volume discounts to our high-use customers that cause them to purchase an inventory of procedures in advance. As a result, our procedure volume data do not necessarily reflect the actual number of procedures performed during a particular period. Procedures are tracked on the LADARVision system by internal software that enables billing information to be processed via modem, and are thus likely to offer a more direct correlation to actual procedure volume in any given period.

RESULTS OF OPERATIONS

         FIRST QUARTER 1999 AS COMPARED WITH FIRST QUARTER 1998

       Revenues. Revenues for the first quarter of 1999 increased 17% to $25.7 million from $22.0 million for the first quarter of 1998. Revenues from our laser vision correction business were $13.5 million in the first quarter of 1999 compared to $10.1 million in the first quarter of 1998, a 34% increase.

This increase was primarily related to a substantial increase in license fee revenues. In the first quarter of 1999, the number of procedures in the United States performed on our excimer laser systems increased 31% over the fourth quarter of 1998 and 81% over the first quarter of 1998. Revenues from system sales, which include new placements as well as upgrades of laser systems, increased 1% in the first quarter of 1999 compared to the first quarter of 1998. System sales in the first quarter of 1999 also include revenues from our SKB microkeratome product line, which was acquired in the fourth quarter of 1998. In the first quarter of 1999, revenues from contact lens and related products increased 2% to $12.2 million from $11.9 million in the same period a year ago.

       Cost of Revenues. Cost of revenues as a percentage of revenues decreased to 52% in the first quarter of 1999 from 60% in the first quarter of 1998. This decrease was primarily attributable to the favorable impact from lower cost of revenues associated with license fee revenues and contact lens and related products. Cost of system revenues as a percentage of systems revenues was 99% in the first quarter of 1999 and 87% in the first quarter of 1998. In the first quarter of 1999, cost of system revenues was negatively affected by unabsorbed manufacturing costs.

       Operating Expenses. Selling, general and administrative expenses in the first quarter of 1999 were $8.6 million compared to $7.2 million in the first quarter of 1998, a 20% increase. Selling, general and administrative expenses as a percentage of revenues were 34% in the first quarter of 1999 and 33% in the first quarter of 1998. We have continued to incur significant expenditures in sales and marketing in order to grow laser vision correction procedure volume, which included increased promotions and development of product marketing materials for users of our lasers.

       Research, development and regulatory expenses in the first quarter of 1999 increased to $2.1 million from $1.8 million in the same period a year ago, primarily as a result of increased spending on Summit's regulatory efforts to obtain additional FDA approvals for the use of the Apex Plus to treat a wider range of common refractive vision disorders.

       Other Income (Expense). Interest income increased slightly to $1.1 million in the first quarter of 1999 from $928,000 in the first quarter of 1998, primarily due to higher average balances of cash and cash equivalent balances and short and long-term investments. Interest expense decreased to $114,000 in the first quarter of 1999 from $240,000 in the first quarter of 1998 as a result of lower borrowings.

       Net Income. Income before the cumulative effect of accounting change was $2.4 million, or $.08 per basic and diluted share, in the first quarter of 1999 compared to $377,000, or $.01 per basic and diluted share, in the first quarter of 1998. Net income in the first quarter of 1999 was $2.4 million, or $.08 per basic and diluted share, compared to a net loss of $9.7 million, or $.31 per basic and diluted share in the first quarter of 1998. The 1998 first quarter results include a one-time non-cash charge of $10.1 million, or $.32 per basic and diluted share, representing the cumulative effect of adopting a new accounting principle as of January 1, 1998. Under the new accounting method, we recognize membership fee revenues ratably over the term of the membership, which is one to five years. Customers of Lens Express may choose to pay membership fees, which entitle members to purchase contact lens and related products at member prices. We believe that this method is preferable because it spreads revenues over the period that benefits are provided to members.

       Income Taxes. The effective tax rate for the first quarter of 1999 was 3% compared to 6% for the first quarter of 1998. The income tax provision for the first quarter of 1999 was determined using an estimated annual effective tax rate for the full year, which will include the operating results of Autonomous. The income tax provision for the first quarter of 1998 reflects the usage of net operating loss carryforwards.

         1998 AS COMPARED WITH 1997

       Revenues. Revenues in 1998 increased 15% to $91.6 million from $79.7 million in 1997. Revenues from our laser vision correction business increased 36% to $44.9 million in 1998 compared to $33.1 million in 1997. Revenues from system sales, which include new placements as well as upgrades of laser systems, increased by 86% in 1998 compared to 1997. System sales in 1998 also include revenues from Summit's SKB microkeratome product line, which was acquired in the fourth quarter of 1998. The volume of laser vision correction procedures performed on our excimer laser systems in the United States increased 25% in 1998 compared to 1997. Revenues from our laser vision correction business during 1998 were also favorably affected by the FDA approval in March 1998 of the Apex Plus to treat astigmatism utilizing our emphasis Disc. Revenues from contact lens and related products were $46.8 million in 1998 and $46.6 million in 1997. As discussed in "Accounting Principle Change," we changed our method of accounting for Lens Express' membership fee revenues, which resulted in a $2.6 million increase contact lens and related products revenues in 1998.

       Cost of Revenues. Cost of revenues as a percentage of revenues decreased to 57% in 1998 from 63% in 1997. This decrease was primarily attributable to the favorable impact from increased manufacturing levels and lower cost of revenues associated with contact lens and related products and license fee revenues. Cost of system revenues as a percentage of its revenue decreased to 80% in 1998 compared to 112% in 1997. In 1997, cost of system revenues exceeded system revenues primarily due to unabsorbed manufacturing costs. In 1998, cost of contact lens and related products revenues as a percentage of its revenues was 62% compared to 68% in 1997. This cost of revenue percentage in 1997 would have been 66% assuming the accounting principle change had been in effect in 1997.

       Operating Expenses. Selling, general and administrative expenses in 1998 were $30.2 million compared to $24.1 million in the prior year, a 25% increase. Selling, general and administrative expenses as a percentage of revenues were 33% in 1998 and 30% in 1997. We have incurred significant expenditures in sales and marketing in order to grow laser vision correction procedure volume, including expenditures for hiring additional personnel, increased promotions and development of product marketing materials for users of Summit's excimer laser systems. In 1998, increases in general and administrative expenses were primarily attributable to higher payroll and benefit costs associated with new management hires which occurred in the latter part of 1997. In 1997, we received a net payment of $4.5 million from VISX resulting from the settlement of patent litigation. This settlement resulted in a reduction of legal costs of $575,000 in 1998 and $2.6 million in the second quarter of 1997. We also recorded a $1.4 million reduction in legal expenses in 1997 resulting from the settlement of a patent litigation.

       Research, development and regulatory expenses in 1998 increased to $7.2 million from $6.2 million in the prior year, primarily as a result of increased spending on our research and development efforts in developing enhancements to the Apex Plus and increased regulatory efforts to obtain additional FDA approvals for the use of the Apex Plus to treat farsightedness as well as a wider range of nearsightedness.

       Other Income (Expense). In 1998, we received a $35.0 million payment from VISX pursuant to a settlement agreement, under which we and VISX agreed to dissolve Pillar Point Partners and settle all pending litigation between the two companies. The litigation settlement, net of related expenses, was $34.4 million. Interest income in 1998 increased slightly to $4.4 million in 1998 from $4.0 million in 1997, primarily due to higher average balances of cash and cash equivalent balances and short and long-term investments. Interest expense decreased to $780,000 in 1998 from $1.2 million as a result of lower borrowings. In the fourth quarter of 1998, other income included a $2.0 million gain from the sale of assets and in 1997 other income included a $675,000 loss on investment in connection with the distribution of LCA common stock as discussed below.

       Discontinued Operations. In January 1997, we announced our plan to discontinue our Vision Center business owned and operated by RCII, a wholly-owned subsidiary of Summit. Accordingly, the results of operations for this business were classified as discontinued operations at December 31, 1996.

       On August 18, 1997, we sold RCII to LCA-Vision, a publicly-traded company, in exchange for 16,164,361 shares of its common stock. The sale of the discontinued operations resulted in a net gain of $23.9 million, which included a gain on the sale of net assets held for discontinued operations and accruals for other estimated costs to be incurred in connection with the sale of RCII and distribution of

LCA common stock. On December 29, 1997, we distributed 9,000,000 shares of LCA common stock to our shareholders in the form of a dividend. Due to the distribution, we recorded a loss on investment of $675,000, representing the difference between the fair market value of LCA common stock on the dividend declaration date of $23.6 million and its cost basis of $24.3 million.

       In the fourth quarter of 1998, we reversed an accrual related to the sale of discontinued operations, which resulted in gain of $943,000.

       Accounting Principle Change. Customers of Lens Express may choose to pay membership fees, which entitle members to purchase contact lens and related products at member prices. During the fourth quarter of 1998, we changed our method of accounting for membership fee revenues, which were previously recognized when received. Under the new accounting method, we recognize membership fee revenues ratably over the term of the membership, which is one to five years. We believe that this method is preferable because it spreads revenues over the period that benefits are provided to members. In accordance with the provisions of Accounting Principles Board Opinion No. 20 "Accounting Changes," we recorded a one-time non-cash charge of $10.1 million, or $.32 per basic and diluted share, representing the cumulative effect of adopting the new accounting principle as of January 1, 1998.

       Net Income. Income from continuing operations was $36.7 million, or $1.17 per basic and diluted share, in 1998 compared to $828,000, or $.03 per basic and diluted share, in 1997. Excluding the $35.0 million litigation settlement and related expenses of $614,000 and related taxes of $4.5 million and excluding the $1.9 million gain, net of tax, on the sale of assets, income from continuing operations in 1998 was $4.9 million, or $.16 per basic and diluted share, compared to $2.1 million, or $.07 per basic and diluted share, in 1997 assuming that the accounting principle change had been in effect in 1997.

       Net income for 1998 was $27.6 million, or $.88 per basic and diluted share, compared to net income of $21.4 million for 1997, or $.68 per basic and diluted share. On a pro forma basis, assuming the accounting principle change had been in effect in 1997, net income for 1997 would have been $22.7 million, or $.72 per basic and diluted share.

       Income Taxes. The effective tax rate for 1998 was 12% compared to 14% for 1997. We continued to provide a 100% valuation allowance against our net deferred tax asset of $11.3 million as of December 31, 1998. In 1998, the valuation allowance decreased $13.8 million primarily due to usage of net operating loss carryforwards.

         1997 AS COMPARED WITH 1996

       Revenues. Revenues in 1997 increased 8% to $79.7 million from $73.9 million in 1996, primarily as a result of increased revenues from license fees, service and other revenues. License fees, service and other revenues increased 76% from $14.5 million in 1996 to $25.5 million in 1997. License fees, including our equity in the income of Pillar Point Partners, increased 199% due to the substantial growth of laser vision correction procedures performed in the United States. In 1997, sales of laser systems decreased to $7.6 million from $11.5 million in 1996, a 34% decrease. Contact lenses and related products revenues decreased slightly to $46.6 million in 1997 from $48.0 million in 1996.

       Cost of Revenues. Cost of revenues as a percentage of revenues decreased to 63% in 1997 from 76% in 1996. This decrease was primarily attributable to lower costs of revenues associated with license fee revenues and leasing programs. Cost of system revenues as of percentage of system revenues decreased to 112% in 1997 from 120% in 1996. In 1997 and 1996, cost of system revenues exceeded system revenues primarily due to unabsorbed manufacturing costs.

       Operating Expenses. Selling, general and administrative expenses for 1997 decreased 20% to $24.1 million from $30.3 million for 1996. This decrease reflects lower spending in both sales and marketing as well as general and administrative costs. Selling, general and administrative expenses as a percentage of revenues were 30% in 1997 and 41% in 1996. Sales and marketing expenses decreased in 1997 compared to 1996 due to lower payroll and benefit costs and lower marketing costs associated with our contact lens and related products business. In 1997, we recorded a $4.0 million reduction in legal expenses resulting from settlements of patent litigations. Legal expenses in 1996 were offset by a $834,000 settlement of a patent litigation.

       Research, development and regulatory expenses for 1997 increased 5% to $6.2 million from $5.9 million for 1996. This increase was primarily related to increased spending on our regulatory efforts to obtain FDA approval for use of the Apex Plus to treat astigmatism and farsightedness as well as a wider range of nearsightedness.

       Discontinued Operations. As previously discussed in "1998 as compared with 1997", we recognized a gain of $23.9 million, or $.76 per basic and diluted share, on the sale of discontinued operations in 1997. Losses from discontinued operations were $3.3 million, or $.11 per basic and diluted share, in 1997 and $23.4 million, or $.75 per basic and diluted share, in 1996.

       Net Income (Loss). Income from continuing operations for 1997 was $828,000, or $.03 per basic and diluted share, as compared to a loss from continuing operations of $13.5 million, or $.43 per basic and diluted share, for 1996. The increase in income from continuing operations is primarily attributable to increased revenues and lower operating expenses. Net income for 1997 was $21.4 million, or $.68 per basic and diluted share, as compared to a net loss of $36.9 million, or $1.18 per basic and diluted share for 1996.

       Income Taxes. The effective tax rate for 1997 was 14% compared to 0% for 1996. We continued to provide a 100% valuation allowance against our net deferred tax asset of $25.1 million as of December 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

       Our liquidity requirements have been met through external debt and equity financing. As of March 31, 1999, our cash and cash equivalent balances and short and long-term investments increased to $110.6 million from $89.9 million as of December 31, 1998. Shares of LCA common stock included in long-term investments as of March 31, 1999 and December 31, 1998 were valued at $28.4 million and $9.8 million, respectively. Working capital increased to $85.6 million as of March 31, 1999 from $79.0 million as of December 31, 1998. In the first quarter of 1999, net cash provided by operating activities was $4.7 million compared to net cash used by operating activities of $2.7 million in the first quarter of 1998. Net income before depreciation and amortization and cumulative effect of accounting principle change was $3.5 million in the first quarter of 1999 and $1.2 million in the first quarter of 1998.

       In the first quarter of 1999, net cash provided by investing activities of $5.3 million resulted primarily from a net decrease in short and long-term investments of $6.7 million offset by capital expenditures of $583,000, deferred acquisition costs of $352,000, purchase of intangibles of $303,000 and issuance of a note for $149,000. In the first quarter of 1998, net cash used by investing activities of $9.8 million resulted primarily from an increase in short and long-term investments of $10.1 million and capital expenditures of $943,000 offset by a decrease in restricted cash of $1.3 million.

       In the first quarter of 1999, net cash used by financing activities of $1.2 million was primarily attributable to repayments of long-term debt of $1.3 million. In the first quarter of 1998, net cash used by financing activities of $3.9 million included repayments of long-term debt of $2.5 million and repurchases of 250,000 shares of our common stock for $1.4 million.

       In 1996, we entered into a loan agreement consisting of a $20.0 million unsecured revolving credit facility and a $20.0 million unsecured term loan. The $20.0 million credit facility expired in March 1999 and there were no borrowings under the credit facility. The term loan requires quarterly principal payments of $1.3 million and monthly interest payments calculated at prime rate. Our acquisition of Autonomous placed us in technical default of a loan agreement covenant. This default permits the lenders to accelerate payment of the remaining balance of the term loan. The outstanding balance on the term loan of $5.0 million as of March 31, 1999 has been included in current maturities of long-term debt. The interest rate of the term loan at June 30, 1999 was 7.75%. At July 1, 1999, the outstanding principal amount was $2.5 million. We are also discussing with our existing and other institutions a new line of credit of approximately $20 million to $25 million.

       The Autonomous acquisition placed, and the launch of the LADARVision system will continue to place, a significant strain on our liquidity. One of the purposes of this offering is to provide us the liquidity and capital resources to implement our strategy. We believe that our existing corporate resources will be sufficient to meet our working capital needs and to fund corporate requirements for at least the next 12 months.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

       In the normal course of doing business, we are exposed to the risks associated with fluctuations in the market value of our available-for-sale investment securities, changes in foreign currency exchange rates and changes in interest rates. Our market risk sensitive instruments are entered into for other than trading purposes.

       Our available-for-sale investment securities consist of debt securities, primarily corporate bonds and mortgage-backed securities, and, as of March 31, 1999, 7.2 million shares of LCA common stock. The fair value of these investment securities at March 31, 1999 was $70.5 million, which included $42.1 million of debt securities and $28.4 million of LCA common stock with a corresponding accumulated unrealized gain of $9.2 million. Substantially all of the unrealized gain relates to the LCA common stock, which is subject to much more market risk than our debt securities and which has been more volatile than most market indices. A 10% change in the quoted market price of one share of LCA common stock would have an impact of approximately $1 million on the fair value of our investment in LCA common stock. This impact would be recognized in our statement of comprehensive income. At March 31, 1999, our debt securities consist of highly rated debt instruments. Our investment goal surrounding debt securities is to meet liquidity needs and to preserve the principal.

       The functional currency of our foreign operations is the U.S. dollar. We enter into forward exchange contracts to reduce exposure to exchange rate risk associated with transactions in the ordinary course of business, primarily payments to vendors and employees in foreign currency. The forward exchange contracts establish a specific exchange rate at which we will sell U.S. dollars at a future date and have maturities not exceeding twelve months. Exchange gains or losses on forward exchange contracts are recognized in other income (expense) when the contracts are settled. In the first quarter of 1999, we recorded a loss of $45,000 for outstanding forward exchange contracts at March 31, 1999 that did not hedge firm commitments to third parties. Outstanding forward exchange contracts at March 31, 1999 had a notional value of $2.3 million. A 10% change in the currency exchange rates associated with these contracts would have a $230,000 impact on our operating results.

       We have a variable rate term loan with an unpaid principal balance of $2.5 million at July 1, 1999. The term loan requires quarterly principal payments of $1.3 million and monthly interest payments calculated at prime rate. A one-percentage point change in the prime rate would impact interest expense in 1999 by approximately $19,000.

RECENT ACCOUNTING PRONOUNCEMENT

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which establishes standards for derivative instruments and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. It requires that changes in the derivative's fair value be recognized currently in the earnings unless specific hedge accounting criteria are met. A company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS 133 is currently effective for fiscal years beginning after June 15, 1999. In May 1999, the FASB issued an exposure draft that would delay the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. If the effective date is deferred, Summit will adopt SFAS 133 in the first quarter of fiscal 2001. We are currently evaluating this statement, but do not expect the adoption of SFAS 133 to have a material effect on our consolidated financial position or results of operations.

YEAR 2000 READINESS DISCLOSURE

       The Year 2000 issue is the result of computer programs that are not able to differentiate between the year 1900 and the year 2000 because they were written using two digits instead of four digits to define the applicable year.

       Internal Operation. A review of our internal computer systems and software packages has been performed to identify the systems and software that could be affected by this issue. Discovery of these systems and software is done through surveys and research of third party suppliers and manufacturers. We have performed independent testing through the use of testing applications and scripting to simulate and test for Year 2000 related issues. Those hardware devices, which include, but are not limited to, desktops, laptops, file servers, network hardware, PBX and voicemail, found not to be compliant have been or will be either replaced or upgraded to meet compliance. We currently believe that by either upgrading our software packages to currently available versions or replacing them, the Year 2000 problem will not pose a significant operational problem to us. These software packages include, but are not limited to, financial, manufacturing, payroll, customer service, email and local area network operating systems. A survey of vendors providing electronic information will be conducted and addressed. Installation and testing of Year 2000 compliant hardware and software are currently expected to be completed by 2000. The costs related to software upgrades to ensure Year 2000 compliance will not be material and have been incurred in the normal course of operations.

       Products. We currently have two products which have the ability to process and store date/time data: our earlier generation Apex system and the Apex Plus. These lasers meet Year 2000 compliance requirements although their capability to record date/time does not impact clinical output. We have not surveyed third parties to inquire into their Year 2000 compliance status. There can be no assurance that we will not experience unexpected costs and delays in achieving Year 2000 compliance, which could result in a material adverse effect on our results of operations, financial position or cash flow.

       Year 2000 Risks. Efforts are continually being made to ensure proper operation of our systems during the transition from 1999 to 2000 and beyond. As well, internal testing, and Year 2000 testing tools will be used to test the readiness of software applications for the Year 2000. In the event of unforeseen or unanticipated issues related to the Year 2000, these issues may have a material adverse effect on our results of operations, financial position, or cash flow.

       Year 2000 Contingency Plans. We are currently creating a formal contingency plan for Year 2000 problems. We intend to take appropriate actions to mitigate the effects of third parties' failure to remediate their Year 2000 issues and for unexpected failures in our own systems. We expect to make arrangements for some alternate suppliers and will continue to identify potential alternate suppliers. If it becomes necessary for us to take these corrective actions, it is uncertain whether this would result in significant interruptions in service or delays in business operations or whether it would have a material adverse effect on our results of operations, financial position or cash flow.

       Autonomous Year 2000 Compliance. Prior to our acquisition of Autonomous, Autonomous installed a Year 2000 compliant upgrade to its accounting and manufacturing requirements planning software. In addition, all versions of the system application software in the LADARVision system have been designed to be Year 2000 compliant. Before the acquisition, Autonomous received written statements from two of its four key vendors that they were Year 2000 compliant. We anticipate that we will receive written statements from the other two key vendors in the near future. There is a potential risk if two vendors are not Year 2000 compliant and cannot meet delivery requirements for parts or components until they correct their Year 2000 problem. We do not believe there are any other Year 2000 compliance risks or potential costs related to Autonomous' business. We have not completed a contingency plan for dealing with costs that might occur if any of the four key vendors is unable to deliver its parts or sub-systems to us on a timely basis. We currently plan to complete such analysis and contingency planning by year end.

EURO CONVERSION

       On January 1, 1999, eleven of fifteen member countries of the European Union adopted the conversion of their national currencies to the European Union's common currency, the Euro. A permanent fixed conversion rate between the existing national currencies of these countries and the Euro was established on that date. The Euro may be used in business transactions; however, national currencies will still remain legal tender through June 30, 2002. We do not believe that adoption of the Euro will have a material adverse effect on our results of operations, financial position or cash flow.

                                    BUSINESS

       We are a leading worldwide manufacturer and supplier of excimer laser systems and related products used to perform procedures that correct common refractive vision disorders such as nearsightedness, farsightedness and astigmatism. We also sell contact lenses and other vision products by mail order through our Lens Express subsidiary.

INDUSTRY OVERVIEW

         LASER VISION CORRECTION

       Laser vision correction is a surgical procedure for correcting disorders such as nearsightedness, farsightedness and astigmatism using an excimer laser. This procedure uses ultraviolet laser energy to remove tissue from the surface of, and thus sculpt, the cornea into a predetermined shape. Because the excimer laser is a cold laser, it is possible to ablate, or remove, precise amounts of corneal tissue without causing thermal damage to surrounding tissue. The goal of laser vision correction is to eliminate or reduce a person's reliance on corrective eyewear.

       Today, there are two principal methods for performing laser vision correction with excimer laser systems: photorefractive keratectomy, or PRK, and a form of PRK known as laser in-situ keratomileusis, or LASIK. In a PRK procedure, tissue is removed from the outermost surface of the cornea, just beneath the epithelium. In a LASIK procedure, the ophthalmologist uses a device called a microkeratome to surgically create a thin, hinged flap of corneal tissue. The flap is folded back, the laser energy is directed to the corneal surface exposed beneath the flap, and the flap is folded back into place. The LASIK procedure generally involves less post-operative discomfort and faster visual results than PRK, often resulting in a high degree of immediate patient satisfaction.

       In both PRK and LASIK procedures, an ophthalmologist determines the exact correction required to be made to the cornea, typically using the same examination used to prescribe eyeglasses and contact lenses. Required corrections are then programmed into the excimer laser system's computer.

       During a procedure, the excimer laser system emits laser pulses, each of which lasts several billionths of a second, to remove submicron layers of corneal tissue. The average procedure lasts approximately 15 to 60 seconds. Cumulative exposure to the laser light is less than one second. The entire procedure, including patient preparation and post-operative dressing, generally lasts no more than thirty minutes.

       Following the procedure, an ophthalmologist may prescribe topical pharmaceuticals to promote corneal healing and to alleviate discomfort. Post-procedure responses vary depending upon the individual patient and the type of procedure performed. Individuals undergoing laser vision correction may experience discomfort for approximately 24 hours, and blurred vision for approximately 48 to 72 hours, after the procedure. Although many patients experience improvement in vision without the use of eyeglasses or contact lenses within a few hours or days of the procedure, it can take up to two to six months for the correction to stabilize and for the full benefit of the procedure to be realized.

         REFRACTIVE VISION CORRECTION MARKET

       The market for products and services to correct common refractive vision disorders such as nearsightedness, farsightedness and astigmatism is large and growing. Market Scope estimates that 50% of the U.S. population, or approximately 140 million Americans, presently use eyeglasses or contact lenses.

       In 1998, U.S. optical retail sales totaled $15.8 billion, a substantial portion of which consisted of sales of eyeglasses, contact lenses and other vision correction products. Eyeglasses and contact lenses are large, mature segments of this market.

       Laser vision correction is a small, but fast growing segment of the vision correction market. Since 1996, according to Market Scope, total industry procedure volume in the United States has more than doubled each year, increasing from 105,000 procedures in 1996, to 215,000 procedures in 1997, to

480,000 procedures in 1998. Market Scope predicts that over 980,000 procedures will be performed in the United States in 1999. Based on presently existing treatment modalities, some of which are not yet FDA-approved, and on demographic considerations such as age, income and type of correction needed, Market Scope estimates that there are approximately 37 million people in the United States who would make excellent candidates for laser vision correction.

       Laser vision correction's rapid growth in the United States is also reflected in the expansion of excimer laser installations, in the rise in average annual procedure volume per laser and in the increasing number of ophthalmologists now practicing refractive surgery. Market Scope predicts a U.S. installed base of 627 systems by the end of 1999, up from 476 systems at year end 1998, and 365 systems at year end 1997. Average procedures per laser per year are predicted to increase to 1,416 in 1999, up from 1,102 in 1998 and 542 in 1997.

       Similarly, out of a total of approximately 14,000 practicing ophthalmologists in the United States, Market Scope estimates that the number identifying themselves as refractive surgeons will exceed 3,000 by the end of 1999, up from just over 2,000 in 1998 and 1,000 in 1997. We believe U.S. ophthalmologists are receptive to laser vision correction because of the potential for excellent clinical results and high patient satisfaction, and because laser vision correction is an attractive source of revenue that does not usually involve Medicare and managed care reimbursement complexities. For this reason, we believe that many U.S. ophthalmologists are transitioning their practices from Medicare reimbursed cataract surgery to laser vision correction.

       We believe the accelerating popularity of laser vision correction in the United States has been driven, in part, by the increased patient satisfaction associated with the LASIK procedure. No manufacturer of excimer laser systems has obtained FDA approval of its device to perform LASIK procedures. Despite this, U.S. ophthalmologists are not prohibited from performing LASIK procedures using equipment that has been approved for PRK and, during a LASIK procedure, the equipment functions essentially as if it were performing a PRK procedure. We believe the vast majority of laser vision correction procedures now being performed in the United States are LASIK procedures.

       Other alternatives for correcting refractive vision disorders include radial keratotomy, which involves reshaping the cornea with a series of scalpel cuts, and surgically implantable rings, which were recently approved by the FDA. A holmium laser system has been developed for farsightedness. This system would involve reshaping the cornea using thermal energy, in contrast to our cold excimer laser system. This system has been scheduled for FDA Ophthalmic Advisory Panel review on July 22, 1999.

         DEVELOPMENT OF THE LASER VISION CORRECTION INDUSTRY

       In October 1995, we were the first manufacturer to receive FDA approval to market an excimer laser system for PRK. Our initial approval was for the correction of low to moderate nearsightedness. VISX, our principal competitor, received PRK approval for low to moderate nearsightedness in March 1996. FDA approvals have been a critical aspect of U.S. industry development, as expanded treatment approvals also expand the pool of laser vision correction candidates to whom the procedure can be marketed.

       FDA approvals have also been a key competitive element in the industry. A manufacturer with broader FDA approval ranges can address a wider patient population. In the U.S. market, VISX obtained approval to expand its labeling to include astigmatism in April 1997, approximately one year before we obtained astigmatism approval for the Apex Plus. VISX obtained approval to treat higher degrees of nearsightedness in January 1998 and to treat farsightedness in November 1998. Our applications for approval to treat higher degrees of nearsightedness and farsightedness are presently pending before the FDA. We believe that VISX's lead in obtaining these labeling expansions has helped it achieve early dominance in the laser vision correction industry, with an estimated 75-80% share of total U.S. procedure volume in 1998.

       Although FDA approval requirements create a significant barrier to entry into the U.S. laser vision correction field, laser manufacturers in addition to Summit and VISX have obtained or are expected to obtain FDA approval to market their systems in the United States. In December 1998, Nidek obtained FDA approval of its system to treat low to high nearsightedness without astigmatism. Two other manufacturers, Bausch & Lomb and LaserSight, are expected to receive FDA approval of their excimer laser systems in the next twelve months. The table below summarizes the product features and approved treatment ranges with PRK for all excimer laser systems currently approved by the FDA. No treatment ranges with LASIK have been approved to date for any manufacturer. The labeling for each device contains a more detailed description of the ranges summarized below.

                                                    SUMMIT                VISX         NIDEK
                                         ----------------------------  -----------  -----------
Model Name.............................  LADARVision     Apex Plus      Star S(2)     EC-5000

Weight(lbs.)...........................      799           1,399          1,597        1,430

Beam Size..............................     Narrow          Wide          Wide         Wide

Beam Shaping...........................  Programmable      Iris &      Iris, slit   Iris & slit
                                         shot pattern  ablatable mask    & beam
                                                                         shaping

Eye Tracking...........................     Active          None          None         None

FDA Approval Status (diopters):

  Nearsightedness......................     to -10         to -7         to -12       to -13

  Nearsightedness with astigmatism.....    to -4(1)      to -3.9(2)       to -4     No Approval

  Farsightedness.......................  No Approval    No Approval       to +6     No Approval

  Farsightedness with astigmatism......  No Approval    No Approval    No Approval  No Approval

---------------

(1) With combined spherical equivalent of up to -10 diopters.

(2) With combined spherical equivalent of up to -5.9 diopters.

       The development of the laser vision correction industry has also been technology and patent driven. In addition to regulatory hurdles, we believe new entrants will need to obtain licenses to key patents owned by us and by VISX. In 1992, we and VISX entered into a patent pooling partnership -- Pillar Point Partners -- intended to resolve our patent disputes, enable each company to develop and commercialize its products free of infringement and offer comprehensive licenses to other FDA-approved manufacturers. Pillar Point Partners was dissolved in 1998 by mutual agreement. As part of that dissolution, we exchanged royalty-free patent cross-licenses with VISX. Thus, any new entrants who want to obtain licenses to these patents must now negotiate separately with us and with VISX to obtain licenses to our respective patents.

       The growth of the industry has been driven by FDA approvals, patent holdings and technology advances. The laser vision correction market today addresses only a small portion of the population with refractive vision disorders. Current excimer laser systems have just begun to penetrate the large market of individuals with refractive vision disorders. We believe that manufacturers with a wide range of FDA approvals who are able to successfully commercialize new technologies will accelerate penetration of the laser vision correction market and allow the capture of a greater portion of this market.

OUR SOLUTION

       We provide excimer laser systems, microkeratomes and related products to ophthalmologists, clinics and hospitals participating in the fast-growing laser vision correction field. We also provide disposable items used with these devices, as well as equipment maintenance and repair services. Because we either own or license what we believe to be the key U.S. patents needed to practice laser vision correction, we are able to provide our U.S. customers with comprehensive licenses to the patents needed to operate our excimer laser systems. We believe that as consumer acceptance of laser vision correction continues to grow, so too will ophthalmologists' desire for more precise and sophisticated laser systems.

       We are the only manufacturer to offer a choice of two FDA-approved excimer laser systems:

       - the Apex Plus, our proven system using our proprietary emphasis Disc technology; and

       - the LADARVision system, our next generation technology, whose small beam scanning and sophisticated eye tracking offers the potential for customizing procedures to address the subtle variations that make every eye unique.

       As of March 31, 1999, we have a U.S. installed base of approximately 180 Apex Plus systems and 12 earlier generation Apex systems. Worldwide, we have an installed base of approximately 332 systems. In 1998, we placed 117 Apex Plus systems, of which 65 were upgrades of existing sites from Apex to the Apex Plus configuration and 52 were new Apex Plus installations. In the first quarter of 1999, we placed 16 Apex Plus systems, of which 4 were upgrades and 12 were new installations.

       Since receiving astigmatism approval for the Apex Plus in March of 1998, we have seen a steady increase in procedure volume on our U.S. equipment, which we measure by the sale of OmniCards. In the fourth quarter of 1998, by which time most of our U.S. installed base had been upgraded and enabled to perform astigmatism procedures, our procedure volume was 64% greater than in the fourth quarter of 1997, before astigmatism approval. Procedure volume during the first quarter of this year exceeded 1998 first quarter volume by 81%. On a sequential basis, procedure volume grew 31% from the fourth quarter of 1998 to the first quarter of 1999.

       Our application for farsightedness approval on the Apex Plus is presently pending before the FDA, and we expect to gain approval in the third quarter of this year. Our application for approval of the Apex Plus to treat higher degrees of nearsightedness and astigmatism with LASIK will be presented to the FDA Ophthalmic Advisory Panel on July 23, 1999. A positive recommendation from the Panel could result in final approval by the end of the third quarter.

       We are presently in clinical trials with both the Apex Plus and the LADARVision system for treatment of farsightedness and astigmatism with LASIK and with the LADARVision system for treatment of higher degrees of nearsightedness and astigmatism with LASIK. We anticipate submitting premarket approval applications for these indications by year end or sooner. We have recently received FDA approval to begin clinical trials of our CustomCornea technology with the LADARVision system for both nearsightedness and farsightedness, alone and with astigmatism, using both PRK and LASIK.

       Presently, we are the only manufacturer to offer both an FDA-approved laser and an FDA-cleared microkeratome. Since we acquired our SKB microkeratome in October 1998, we have placed a total of 29 units worldwide through March 31, 1999, of which 8 have been U.S. installations. We placed 14 SKB microkeratomes in the fourth quarter of 1998 and 15 SKB microkeratomes in the first quarter of this year.

STRATEGY

       Our objective is to increase our installed base of excimer laser systems, grow the procedure volume of those systems and become the preeminent provider of refractive vision correction products to ophthalmologists, clinics and hospitals. Key elements of our strategy to achieve this objective are:

         ESTABLISH LABELING LEADERSHIP

       We believe that broad labeling approvals will enhance the competitiveness of our systems and result in increased placements and increased procedure volume. Our excimer laser systems are designed to treat wide ranges of refractive disorders. Although our systems are presently FDA-approved for low to high nearsightedness alone or with low to moderate astigmatism, we are in clinical trials or have applications pending before the FDA to treat farsightedness and higher degrees of nearsightedness, alone or with astigmatism. We have and will continue to devote substantial resources to expand our labeling with the objective of obtaining the broadest FDA-approved treatment ranges in the industry.

         ESTABLISH TECHNOLOGY LEADERSHIP

       As laser vision correction procedures continue to grow, we believe there will be a growing demand for increasingly outstanding results that can best be achieved through customized procedures. These procedures will require a system that can be programmed to recognize and treat the subtle variations in optical properties that exist from eye to eye. Our acquisition of Autonomous provides us with the LADARVision system and CustomCornea technology, which we believe represent the most sophisticated technology developed in the industry to date. An important element of our strategy is to become the undisputed technology leader in the industry by capitalizing on improved outcomes and pursuing the additional refractive disorders this technology may be able to address.

       EMPHASIZE CUSTOMER FOCUS

       Our customers are medical professionals and administrators with many demands on their time and resources. We seek to provide prompt, effective and courteous service, and also to serve as a resource to whom our customers can turn for education and assistance by offering clinical education, marketing and other programs to help them to be successful in their practices. To do this, we are inculcating the notion of customer focus throughout our organization and expanding our educational offerings. We regularly survey our customers to measure our progress in this area and learn new ways to improve our products and services to better meet and exceed their expectations.

PRODUCTS

       We currently offer the following two laser vision correction systems and related products:

         APEX PLUS

       The FDA has approved the Apex Plus for sale in the United States to treat low to moderate nearsightedness, alone and with low to moderate astigmatism, using PRK. We have filed applications with the FDA seeking approval to treat farsightedness using PRK and higher degrees of nearsightedness and astigmatism with LASIK. The Apex Plus is the successor to our earlier generation Apex system, which we no longer manufacture. Since FDA approval of the Apex Plus in early 1997, we have offered our U.S. customers upgrades from Apex to the Apex Plus at reduced prices. In addition, we sell the Apex Plus in selected international markets.

       The Apex Plus is configured to treat nearsightedness using a mechanical iris device that shapes light. It is also configured to treat farsightedness, astigmatism and both nearsightedness or farsightedness with astigmatism using our emphasis Disc. We presently offer the Apex Plus in the United States for treatment of low to moderate nearsightedness using a mechanical iris and for treatment of low to moderate nearsightedness with low to moderate astigmatism using our emphasis Disc. Our emphasis Disc is a proprietary single-use polymer disc that is used with the Apex Plus to treat a wide range of refractive disorders. The disc is designed to create very smooth and precise corneal ablations, without reliance on complicated optomechanics, resulting in improved healing and enhanced refractive outcomes. This technology permits the ophthalmologist to select a disc that is matched to the patient's refractive error, in much the same way that an appropriate contact lens might be selected. During a procedure, the shape of the disc is precisely replicated on the cornea. We presently produce discs for correcting astigmatism, nearsightedness with astigmatism, farsightedness and farsightedness with astigmatism. As part of the Apex Plus approvals described above, the FDA has approved the disc in the United States for treatment of low to moderate nearsightedness with astigmatism only. The disc is included in our clinical submissions for expanded Apex Plus indications. We are working to develop additional applications for our emphasis Disc, including development of patient-specific, customized discs for treatment of difficult or unusual cases. The international version of the Apex Plus is configured to treat a full range of refractive disorders, including astigmatism, farsightedness, high degrees of nearsightedness and combinations of these disorders.

       Our U.S. list price for the Apex Plus is $395,000. Actual prices charged to customers may vary, depending on a number of factors including whether the system is new or refurbished, whether it is outfitted with any optional upgrades and whether its purchase is bundled with other products and services. The list price for our emphasis Disc is $75.00 in the United States and international markets. The list price of an emphasis Disc when purchased in the United States together with an OmniCard is $275.00. Actual prices charged to customers for the emphasis Disc may vary, depending upon a number of factors, including volume discounts and promotions and participation in one of our innovative bundled pricing programs which combine emphasis Discs with other products and services.

       We sell OmniCards to facilitate the collection of per-procedure license fees due in connection with use of the Apex Plus in the United States. OmniCards are credit card-sized, data encrypted plastic cards that must be inserted into the Apex Plus to enable customers to perform a procedure. These OmniCards must be purchased from us. OmniCards may be encoded with a single procedure or with several procedures, and are priced based on the number of procedures they permit. The card cannot be reused once the permitted number of procedures have been performed. The list price of OmniCards is $250.00 per procedure, but actual pricing may vary based on factors including volume discounts and promotions, participation in one of our innovative bundled pricing programs which combine OmniCards with other products and services, and whether the customer is or was one of our clinical investigators.

         LADARVISION SYSTEM

       The FDA has approved the LADARVision system for low to high levels of nearsightedness alone or with low to moderate astigmatism. The LADARVision system combines high-speed, laser radar eye tracking with narrow beam corneal shaping. The LADARVision system is designed to address a need for sophisticated eye tracking to compensate for eye movement during surgery, including saccadic eye movements. Saccadic eye movements are very rapid, involuntary and random in amplitude and direction and are not suppressed or reduced by medication used during laser vision correction procedures. These eye movements degrade predictability and visual quality from the procedure. The LADAR eye tracker measures and adjusts more than 4,000 times per second. We believe that the LADARVision system provides higher accuracy ablation by virtually eliminating shaping error caused by eye movement. Additionally, the narrow beam excimer provides a smooth ablation, and the LADARVision system's shaping algorithms offer high speed ablations to minimize surgical duration while retaining high pointing accuracy to achieve predictable shaping.

       We believe the LADARVision system will yield more stable, predictable results with less post-operative regression, thereby improving visual quality and clinical outcomes for low to moderate levels of nearsightedness compared to first generation excimer laser vision correction systems. We also believe extensions of the LADARVision platform may yield even greater improvements in patient results for vision disorders that require more complex corneal reshaping such as farsightedness, higher degrees of nearsightedness and astigmatism and combinations of these disorders.

       Our proprietary software in the LADARVision system is a user-friendly, 32-bit Windows-based, graphical user interface incorporating high resolution, real-time imaging of both the tracked and untracked eye images. The software is designed with full patient database features and unique eye tracker information available to identify and count surgical procedures.

       Our current strategy is to lease these systems to customers and charge them on a per-procedure basis including service, maintenance and technology licensing fees. Per-procedure pricing varies based upon a number of factors, including the customer's procedure volume.

       The following table summarizes the regulatory status of the Apex Plus and the LADARVision system. The numbers presented below are expressed in diopters. The labeling for each device contains a more detailed description of the ranges summarized below.

                                             LADARVISION                                APEX PLUS
                               ---------------------------------------  ------------------------------------------
LOW TO MODERATE                Approved (to -10)                        Approved (to -7)
  NEARSIGHTEDNESS

  -- with astigmatism          Approved (to -4)(1)                      Approved (to -3.9)(2)

HIGHER DEGREES OF              Approved (to -10)                        Pending before FDA (with LASIK)(to -14)
  NEARSIGHTEDNESS              In clinical trials (with LASIK)(to -15)

  -- with astigmatism          Approved (to -4)                         Pending before FDA (with LASIK) (to -5)
                               In clinical trials (with LASIK)(to -6)

LOW TO MODERATE                In clinical trials (with LASIK)(to +6)   Pending before FDA (to +4)
  FARSIGHTEDNESS                                                        In clinical trials (with LASIK)(to +6)

  -- with astigmatism          In clinical trials (with LASIK)(to -6)   In clinical trials with LASIK)(to -3)

CUSTOMCORNEA                   Approved for clinical trials (with PRK   N/A
                               and LASIK) for nearsightedness or
                               farsightedness, alone or with
                               astigmatism

---------------

(1) With combined spherical equivalent of up to -10 diopters.

(2) With combined spherical equivalent of up to -5.9 diopters.

         SKB MICROKERATOME

       Our recently acquired SKB microkeratome is a medical device designed exclusively for use in ophthalmic surgery. It is used to create a flap on the anterior corneal surface and can be used to dissect a thin layer of corneal tissue that remains attached to the rest of the cornea via a small hinge of tissue. The operator of the SKB microkeratome can control and change the size of the hinge, the blade traverse distance, the advancement speed of the steel blade, and the oscillation speed of the blade by means of front panel settings. Our SKB microkeratome utilizes disposable, single-use blades. In December 1998, we received FDA clearance to market our SKB microkeratome in the United States for keratoplasty, corneal harvesting and microlamellar keratoplasty. Previously, we had only marketed the SKB microkeratome internationally. We have not received FDA clearance to market our SKB microkeratome for LASIK. The list price of our SKB microkeratome is $58,000. The list price of the disposable microkeratome blade is $62.00 per blade. Actual prices charged to customers may vary.

SALES AND MARKETING

       Our sales and marketing efforts are focused on innovative and flexible programs tailored to the particular needs of our customers -- ophthalmologists, clinics and hospitals. We sell our excimer laser systems, microkeratomes and related products in more than 50 countries through a direct sales force, independent sales representatives and distributors. We sell our products on open credit to select distributors and end users. In many instances we require a letter of credit or a commitment from a third party lessor to secure payment. Working alone or in conjunction with independent leasing companies, we offer our U.S. customers a variety of innovative programs that bundle the price of all or a combination of equipment, per-procedure license fees, emphasis Discs and service into a single periodic payment. Our current strategy is to place the LADARVision systems at customer sites strictly on a bundled, per-procedure fee basis and retain ownership of the system. At June 30, 1999, we had 23 people employed in sales and marketing. The efforts of our sales force are augmented by our senior executives, who participate in our Executive Champion program. Under this program, nine of our senior executives take responsibility for our top 50 customer accounts to make sure that these accounts are receiving the utmost in customer attention.

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

       Our sales force includes five refractive marketing representatives who assist customers in developing programs and materials to help grow their laser vision correction practices. We have developed marketing materials that ophthalmologists can use to inform their patients about the benefits of laser vision correction. We also offer an innovative patient financing program, underwritten by an independent financing company which we have made available only to our own customers. We use our web site for marketing purposes and have established a "Find a Doctor" section where consumers can locate a doctor to whom they can be referred for a laser vision correction procedure with one of our excimer laser systems. We believe that practice marketing is most effective when it emphasizes the surgeon, rather than the equipment. Our marketing programs are structured to help our individual users market their practices to prospective laser vision correction candidates.

SYSTEM INSTALLATION, TRAINING AND SERVICE

       We train our employees and distributors on how to properly install and maintain our excimer laser systems. We believe that educating our customers and informing them about system developments is an important way to ensure customer satisfaction and desirable clinical results. After installation, one of our clinical specialists will typically travel to a customer site to train the ophthalmologist how to safely operate our excimer laser system and successfully perform laser surgery. We have also developed an extensive set of written materials to inform ophthalmologists about how our excimer laser system works. We generally include installation, training and the first year of maintenance in the purchase price of our excimer laser system. After the initial year of maintenance, we offer annual equipment maintenance contracts, at list prices ranging from $45,000 to $70,000 depending on the level of service selected. Prices may vary depending on various factors, including whether the price of service is bundled with other products or services. LADARVision system installation, training and service is typically included in the bundled per-procedure fee. We also maintain a 24-hour telephone call service for emergency maintenance calls.

RESEARCH AND DEVELOPMENT

       We continually invest in research and product development to improve our technology and enhance our current systems. We have 87 full-time employees committed exclusively to research, engineering, product development and regulatory and clinical affairs. We spent $7.2 million in 1998, $6.2 million in 1997, and $5.9 million in 1996 for research, engineering and product development, including regulatory and clinical affairs. These figures do not include amounts that Autonomous spent on these activities, which totaled $6.4 million in 1998, $6.0 million in 1997 and $5.2 million in 1996.

       Our current research and development projects include:

        Additional indications. Clinical trials are underway for FDA approval for the Apex Plus and the LADARVision system for farsightedness using LASIK and farsightedness with astigmatism using LASIK. Clinical trials are underway with the LADARVision system for high degrees of nearsightedness and astigmatism with LASIK.

        CustomCornea. We are developing CustomCornea, a patent pending technology designed to further extend the precision and flexibility of the LADARVision system by incorporating an advanced eye measurement technology. The advanced eye measurement technology will allow CustomCornea to determine the more subtle errors of the human visual system. With this information, the LADARVision system can address what we believe will be a growing demand for custom ablations specifically tailored for individual patients, offering the promise of outstanding results that consistently exceed 20/20. CustomCornea is also intended to offer correction of the degrading effects of complex corneal topographical anomalies, including irregular astigmatism. A successful clinical trial of the measurement aspects of the CustomCornea technology was conducted during late 1997 on approximately 100 eyes with a prototype device. In June 1999, the FDA granted us clearance to commence clinical trials of the CustomCornea technology with the LADARVision system to correct a full range of refractive disorders using both PRK and LASIK. We believe that

    CustomCornea corrections offer the promise of increased contrast sensitivity, improved night vision and uncorrected visual acuity beyond that offered by current technology.

        Engineering improvements. We continue to spend significant amounts on engineering to improve both the Apex Plus and the LADARVision system in order to enhance their performance in clinic operation and to improve manufacturability and serviceability. Operational performance improvements include not only enhancements in electrical/electronic and optical performance, but also implementation of physician requested features to further enhance ease of use. We are working on an upgrade to the Apex Plus with a new microscope for better visualization, on-site energy calibration to ensure better energy distribution, remote diagnostics and an easier-to-use graphical interface.

COMPETITION

       The vision correction industry is subject to intense competition.

       Our excimer laser systems compete with other manufacturers' excimer laser systems sold in the United States and abroad. To date, our principal competitor in the United States has been VISX. At present, the laser vision correction system manufactured by VISX is FDA-approved to perform a wider range of treatments than our systems, including farsightedness and higher degrees of nearsightedness and astigmatism. These approvals have given VISX a competitive advantage, and we believe that in 1998 approximately 75-80% of U.S. laser vision correction procedures were performed on VISX systems. Our excimer laser systems are not presently approved to treat farsightedness or more than ten diopters of nearsightedness in the United States. Our applications to the FDA for approval of procedures to correct farsightedness and high degrees of nearsightedness are presently pending. We do not know whether or when they will be approved. In addition, we believe that Bausch & Lomb and LaserSight are likely to obtain regulatory approval to market ophthalmic excimer laser equipment in the next twelve months.

       Competing manufacturers of excimer laser systems may have greater financial resources than us, may be able to offer their products at a lower cost or may develop products that involve a lower per-procedure cost. In 1998, Nidek received approval from the FDA to market its system in the United States for up to 13.0 diopters of nearsightedness but has not been approved to treat farsightedness or astigmatism. Nidek has stated that it does not intend to charge its customers per-procedure license fees. Nidek has not obtained patent licenses from us or VISX and is presently the subject of patent infringement suits brought by both companies.

       On April 12, 1999, KeraVision announced it had received FDA approval to market its Intacs surgically implantable corneal ring for correction of up to
3.0 diopters of nearsightedness. We cannot predict whether, or the extent to which, corneal rings will garner significant market share in the vision correction market but believe the manufacturer's claims that the procedure is reversible may be attractive to some candidates. However, we believe that the ring's market penetration will be limited by its present approval for treatment of low degrees of nearsightedness only.

       Sunrise Technologies has announced that its application for FDA approval of its holmium laser for treatment of .75 to 2.5 diopters of farsightedness will be considered by the Ophthalmic Advisory Panel on July 22, 1999. We believe this system is designed only for treatment of farsightedness and involves reshaping the cornea using thermal energy, in contrast to our cold excimer laser system. We cannot predict the degree to which this system will achieve market acceptance if it is commercially approved. The Sunrise Technologies system's relatively small size and claimed ease of use may be attractive to many ophthalmologists.

PATENTS

       There are a number of U.S. and foreign patents or patent rights covering methods and apparatus for performing laser ablation of corneal tissue. We and VISX own a large number of these patents. We believe that the patents we own and the patents we license are valuable to our business and represent a key competitive advantage in our industry.

       Pillar Point Partners. Between 1992 and 1998, we were a partner with VISX in a partnership called Pillar Point Partners. The partnership was formed in 1992 as a result of a dispute between us and VISX over U.S. patents covering methods and apparatus for performing ultraviolet laser corneal surgery. In forming the partnership, all U.S. patents that we then owned or were later granted to us or VISX which could have precluded either company from making, using or selling in the United States our excimer laser systems as designed on that date were required to be exclusively licensed or offered for exclusive license to Pillar Point Partners. Under the formation agreement, we and VISX each contributed the exclusive right to make, use and sell apparatus and perform (including the right to license others to perform) procedures covered by any of our U.S. patents relating to ultraviolet laser corneal surgery. The partnership arrangement did not cover foreign patents. The partnership's policy was to license its patents to manufacturers and sellers of excimer laser systems in the United States, including us and VISX, in return for per-procedure royalties and royalties on equipment sales.

       Along with VISX and Pillar Point Partners, we became involved in several lawsuits with respect to Pillar Point Partners relating to royalties, patent infringement by others and antitrust issues. On March 24, 1998, the Federal Trade Commission commenced an administrative enforcement proceeding against us and VISX alleging antitrust violations in connection with the partnership's patent arrangements. The FTC also alleged that some of the patents licensed by VISX to the partnership were fraudulently obtained by VISX. The FTC has not challenged the validity of any of our patents. The FTC sought an order dissolving Pillar Point Partners and requiring that VISX cease charging royalties on the patents alleged by the FTC to have been fraudulently obtained. In June 1999, an FTC administrative law judge issued a decision in favor of VISX and the FTC has appealed this decision. In 1997, VISX commenced a lawsuit against us and the partnership seeking a declaration that it did not have to pay royalties to the partnership for LASIK procedures performed on VISX systems in the United States. On February 17, 1998, VISX commenced another lawsuit against us seeking a dissolution of the partnership. On June 4, 1998, we settled all outstanding disputes and litigation with VISX. Under the settlement, Pillar Point Partners was dissolved. In addition, we and VISX granted to each other worldwide, royalty-free cross-licenses to all of our U.S. and foreign patents in the field of laser ablation of corneal tissue. These cross-licenses permit each of us to license each other's patents to users of our equipment. Both of us have retained all rights to license our own patents to other manufacturers. As part of the settlement, VISX paid us $35 million.

       Autonomous patents. Our Autonomous subsidiary has filed a total of thirteen patent applications in the United States. Five of the thirteen U.S. patent filings have resulted in patents being issued. The earliest of these patents will expire in 2012, and the latest will expire in 2018. Autonomous has also filed numerous patent applications in foreign jurisdictions.

       The patents and applications generally relate to the following areas:

       - CustomCornea;

       - a cartridge excimer laser device for high serviceability;

       - fast response eye tracking;

       - fast and accurate optical narrow beam delivery system with tracking;

       - ablation with shot pattern, with minimal sensitivity to ablation debris;

       - the algorithm for shaping with arbitrary combinations of plus and minus sphere and cylinder; and

       - measuring vision defects of a human eye.

       Other. In 1992, IBM granted us a non-exclusive license to its patent covering excimer laser ablation of tissue. The terms of the license permit us to sublicense our subsidiaries. We agreed to pay to

IBM a royalty of 2%, net of related expenses, on all excimer laser systems we sell or lease in the United States and other countries that are covered by this license. LaserSight has notified us that it has acquired IBM's rights under this license agreement. We do not believe the transfer will materially affect our rights or obligations under the license. In 1996, IBM granted Autonomous a non-exclusive license to the same patent, providing for a royalty of 5% applicable to both sales and usage fees, net of related expenses. We do not believe that this license has been transferred by IBM. We have also entered into a license agreement with Patlex Corporation under which we pay a royalty on various laser components of our products.

MANUFACTURING

       Summit's manufacturing operations consist of assembly, inspection and testing of parts and system components to assure performance and quality. Assembly of the Apex Plus takes place at our facility in Cork, Ireland. We have also begun production of certain LADARVision system components at that facility. Most parts and system components are manufactured and supplied by outside vendors. We conduct a series of final integration and acceptance tests prior to shipping a completed system.

       The laser component in the LADARVision system has been custom designed and, until recently, was sourced solely from a single U.S. specialty manufacturer. We have also begun manufacturing this component at our Cork, Ireland facility and intend to manufacture this component exclusively after expiration of our supply contract with the present manufacturer.

       In addition to the excimer laser, the most significant component of the LADARVision system is the optical module. We have outsourced the manufacture of the LADARVision optical module to a sole source supplier. If this supplier is unable to meet our demand, our ability to build LADARVision systems would be adversely affected.

       We manufacture our emphasis Discs at both our Waltham and Cork facilities. Our SKB microkeratome is presently manufactured both in our Cork facility and in Germany by a contract manufacturer that also supplies our single use microkeratome disposable blades. We presently intend to continue dual sourcing of this product.

GOVERNMENT REGULATION

       Medical device regulation. The FDA regulates the manufacture, distribution and production of medical devices in the United States. Our products are regulated as medical devices by the FDA under the Federal Food, Drug and Cosmetic Act. In order to sell such products in the United States, we must obtain a premarket clearance or premarket approval by the FDA. Noncompliance with applicable requirements can result in any one or more of the following:

       - fines;

       - injunctions;

       - civil penalties;

       - recall or seizure of products;

       - total or partial suspension of production;

       - denial or withdrawal of premarket clearance or approval of devices;

       - recommendations by the FDA that we not be allowed to enter into government contracts; and

       - criminal prosecution.

       The FDA also has authority to request repair, replacement or refund of the cost of any device manufactured or distributed by a company.

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

       Medical devices are classified by the FDA as Class I, Class II or Class III based upon the extent of regulatory review necessary to reasonably ensure their safety and effectiveness. Class III devices are subject to the most stringent regulatory review and cannot be marketed for commercial sale in the United States until the FDA grants a premarket approval, or PMA, for the device.

       A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed Class I or Class II device, or if it is a Class III device for which the FDA requires PMAs. The process of obtaining approval of a PMA application is lengthy, expensive and uncertain. It requires the submission of extensive clinical data and supporting information to the FDA. Human clinical studies may be conducted only under an FDA-approved investigational device exemption and must be conducted in accordance with FDA regulations. In addition to the results of clinical trials, the PMA application includes other information relevant to the safety and efficacy of the device, a description of the facilities and controls used in the manufacturing of the device, and proposed labeling. After the FDA accepts a PMA application for filing and reviews the application, a public meeting may be held before an FDA advisory panel comprised of experts in the field.

       After the PMA is reviewed and discussed, the panel issues a favorable, or approvable, or unfavorable, or not approvable, recommendation to the FDA and may recommend conditions. Although the FDA is not bound by the panel's recommendations, it historically has given them significant weight. Products manufactured and distributed pursuant to a PMA will be subject to extensive, ongoing regulation by the FDA. The FDA review of a PMA application generally takes one to two years from the date such application is accepted for filing but may take significantly longer. The review time is often significantly extended by the FDA asking for more information, including additional clinical trials or clarification of information already provided in the submission. A number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

       Modifications to a device subject to a PMA may require approval by the FDA of PMA supplements or new PMAs. We believe that our excimer laser systems require a PMA or a PMA supplement for each of the surgical procedures which they are intended to perform. The FDA may grant a PMA with respect to a particular procedure only when it is satisfied that the use of the device for that particular procedure is safe and effective. In granting a PMA, the FDA may restrict the types of patients who may be treated.

       FDA regulations authorize any interested person to petition for administrative review of the FDA's decision to approve a PMA application. Challenges to an FDA approval have been rare. We do not believe any PMA application has ever been revoked by the agency based on such a challenge. We are aware that at least two persons have filed a petition with the FDA calling for reconsideration of the FDA's approval of our PMA for the Apex Plus. One of these petitions was subsequently withdrawn, and we are unaware of any action having been taken by the FDA on the other. If the FDA were to grant such a petition, we could continue to market the device during the agency's deliberations. If after a hearing, however, the FDA were to revoke its approval of our PMA application, we would be required to cease marketing the device.

       Devices deemed to pose relatively less risk are placed in either Class I or II, which requires the manufacturer to submit a premarket notification requesting 510(k) clearance, unless an exemption applies. The premarket notification must demonstrate that the proposed device is "substantially equivalent" in intended use and in safety and effectiveness to a legally marketed "predicate device" that is either in Class I or II, or is a "preamendment" Class III device (i.e., one that was in commercial distribution before May 28, 1976) for which the FDA has not yet decided to require PMA approval. Our SKB microkeratome received premarket clearance through the 510(k) process in December 1998.

       After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer's decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to submit a premarket notification requiring 510(k) clearance. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance is obtained.

       We have obtained FDA approval to conduct several additional studies involving subsets of patients under our Investigational Device Exemptions for laser vision correction. In addition to the continuation, for patient monitoring purposes, of studies for which PMA supplements have already been submitted to the FDA (farsightedness and high degrees of nearsightedness with astigmatism), we are currently conducting clinical trials with the Apex Plus for treatment of farsightedness with astigmatism using LASIK and with the LADARVision system for treatment of farsightedness and high degrees of nearsightedness, alone and with astigmatism, using LASIK. In June 1999, the FDA authorized us to begin clinical trials of our CustomCornea technology with the LADARVision system. Our CustomCornea investigational device exemption permits us to treat both farsighted and nearsighted patients, alone or with astigmatism, using both PRK and LASIK. We are also conducting clinical research at international sites in the area of customized ablations using the emphasis Disc and in large zone extended astigmatism treatment using LASIK.

       Other regulatory requirements. Our products are subject to pervasive and continuing regulation by the FDA. We are required under FDA guidelines to manufacture our products in registered establishments and in accordance with its Quality System Regulations and to list our devices with the FDA. These regulations impose certain procedural and documentation requirements upon us with respect to manufacturing and quality assurance activities. Our facilities are also subject to periodic Quality System Regulations inspections by the FDA. Labeling and promotional activities are subject to scrutiny by the FDA and by the FTC. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses.

       On July 14, 1999, we received an FDA Warning Letter noting alleged deficiencies in our Device Master Record contents for SKB microkeratome blades observed during a recent periodic FDA inspection of our Irish manufacturing facility. The Warning Letter notes deficiencies in the blade sterilization protocol specifications, provided by our German manufacturer, and requires a response within fifteen days from the date of the letter. We are currently investigating the matter and intend to submit a timely response. Failure to promptly resolve this matter to the satisfaction of the FDA could result in further administrative sanctions, could prevent us from selling blades until the matter is resolved, and could harm our sales of SKB microkeratomes, all of which could significantly reduce our future revenues.

       Our lasers are also subject to the Radiation Control for Health and Safety Act administered by the Center for Devices and Radiological Health of the FDA. The law requires laser manufacturers to file new product and annual reports and to maintain quality control, product testing and sales records. In addition, laser manufacturers must incorporate specified design and operating features in lasers sold to end users and comply with labeling and certification requirements. Various warning labels must be affixed to the laser depending on the class of the product under the performance standard.

       The manufacture, sale and use of our products is also subject to numerous federal, state, local and foreign government laws and regulations relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances.

       International regulatory requirements. We may need foreign regulatory clearances to introduce our products in foreign countries.

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

LENS EXPRESS

       In 1996, we acquired Lens Express, a leading mail order distributor of contact lenses and related products in the United States. Lens Express' retail sales consist of:

    - new orders of contact lenses
    - reorders of contact lenses
    - eye care solutions sales
    - lens case sales
- sunglass sales
- membership sales
- vitamin sales
- shipping and handling fees

       Lens Express wholesales contact lenses and eye care solutions to pharmacies and similar retail outlets. Lens Express also markets some eye care programs to large employers as a cost effective alternative to more traditional vision indemnity programs.

       To purchase contact lenses through Lens Express, a customer simply places a toll-free call to the Lens Express telephone number to place an order. For customers without a valid prescription, Lens Express will supply the names of ophthalmologists or optometrists located in a customer's immediate location from its nationwide network of over 2,700 doctors who will provide an examination and prescription. Lens Express cannot distribute contact lenses to a patient without a verified prescription. Many states permit Lens Express to obtain telephone verification from the patient's contact lens prescriber; other states have stricter requirements, including at least one state which requires that Lens Express obtain a written copy of the patient's prescription before lenses may be shipped. Some practitioners resist verifying prescriptions to Lens Express because they regard Lens Express as their competitor in the sale of lenses to their customers. Approximately 79% of Lens Express' orders are shipped within one business day of when the order is received. The balance cannot be shipped within one business day either because the product is not in stock or because Lens Express has not yet been able to verify the customer's prescription.

       We take orders on-line through Lens Express' world wide web site, www.LensExpress.com. Lens Express' objective is to increase our Internet sales significantly and become the leading Internet provider of contact lenses, sunglasses and related products. Our strategy includes:

       - reconstruction of our website with state-of-the-art, real time order processing and other unique features and tools; and

       - development of affiliations with other top Internet advertisers and portals.

       Several manufacturers of contact lenses have historically refused to sell lenses to mail order distributors including Lens Express. Because of this, Lens Express obtains most of its contact lens inventory from others. The price Lens Express pays for its inventory is therefore higher in some cases than those paid by practitioners, chains and others who are able to buy directly from the manufacturers. Although Lens Express has been able to obtain most contact lens brands at competitive prices in sufficient quantities on a regular basis, there are some lens brands that are difficult and/or expensive for Lens Express to obtain. This has resulted in Lens Express from time to time being unable to fill some customer orders or filling them at little or no profit and has negatively affected Lens Express' growth and profitability.

       Most orders are shipped via priority mail and paid for with a credit card. Lens Express has little collection or bad debt expenses.

       Most of Lens Express' retail customers join the Lens Express Premium Vision Program for a fee of $29 for three years or $40 for five years. Membership in this program entitles a member to purchase contact lenses and other products and services at member prices. We have recently added a feature to this program under which we promise not to increase member prices during the term of membership. We have also added a feature under which each member is entitled to rebates on future purchases based on past purchasing volume.

       Marketing and advertising. Lens Express' sales are highly dependent upon the amount and effectiveness of its marketing and advertising. Lens Express utilizes primarily television, print, radio, Internet, inserts and referrals. These efforts have helped produce a database of over several million people who have expressed an interest in purchasing contact lenses and have requested a brochure from Lens Express. The use of a well-known celebrity spokesperson, in combination with our reputation for quality, reliability and service, have contributed to Lens Express' growth and expanding name recognition. Lens Express has determined that the use of television represents the greatest opportunity for customer awareness and, therefore, sales of Lens Express products and services. Lens Express also uses promotions with major credit cards to market its services and products. Periodically, Lens Express places coupons offering replacement contact lenses at special discounts in credit card monthly statements.

       Government regulation. Although some states impose little or no specific regulation of mail order dispensing of replacement contact lenses, other states have stricter requirements. Burdensome regulatory requirements imposed by certain states, such as prohibiting dispensing of replacement lenses prior to receipt of a written prescription, make it more difficult and expensive for Lens Express to sell replacement lenses in such states. There can be no assurance that other states will not enact or impose laws or regulations that prohibit mail order dispensing of replacement contact lenses or otherwise impair Lens Express' ability to sell lenses and operate profitably.

       Competition. The contact lens and solutions business is extremely competitive. Lens Express' primary competition are ophthalmologists/optometrists. Sales by ophthalmologists/optometrists represent approximately 62% of all U.S. contact lens sales. Some of these practitioners are reluctant to provide Lens Express with prescription information for their patients, which can make it difficult for Lens Express to obtain the timely prescription verification it requires in order to ship contact lenses. National optical chains represent an estimated 25% of the U.S. contact lens market. Some pharmacies have recently begun to sell contact lenses directly to consumers. Several of the mass merchandisers, such as Wal-Mart, Sam's, and Costco, have entered the optical market offering lower prices than typically offered by chains and professionals. There are approximately 15 mail order contact lens companies in the United States, exclusive of Lens Express. Lens Express believes its principal mail order competitor to be 1-800-CONTACTS. Lens Express believes that 1-800-CONTACTS has stated that its practice is to fill orders even if it is unable to obtain a valid prescription as required by applicable state laws and regulations. We believe this practice, combined with extensive advertising, has enabled it to make significant inroads into Lens Express' market share. A number of companies offer vision care programs and indemnity plans which compete with the Lens Express Premium Vision Program. Competition for eye care solutions is extremely intense and price sensitive with generic or private label solutions providing a cost advantage over traditional higher-priced branded products.

EMPLOYEES

       As of June 30, 1999, we had 532 full-time employees in the United States, Ireland and other countries. Of these, 352 were employed in our excimer laser systems business and 180 were employed by Lens Express. Of the laser systems employees, 241 were employed at Summit and 111 were employed at our Autonomous subsidiary. The following is a breakdown of the employees in our excimer laser systems business by functional area:

       - 83 in manufacturing;

       - 87 in research, engineering, product development and regulatory and clinical affairs;

       - 65 in customer service;

       - 23 in sales and marketing; and

       - 94 in administration.

       Of the total number of our employees, 452 are located in the United States, 71 in Ireland and 9 in other parts of the world. None of our employees is represented by a union or subject to a collective bargaining agreement. We believe that our relations with our employees are good.

FACILITIES

       We presently lease approximately 50,000 square feet of manufacturing and office space in Waltham, Massachusetts, under a ten-year lease expiring in August 2000. We are currently negotiating an extension of this lease with our landlord. We also lease an approximately 25,000-square-foot manufacturing facility in Cork, Ireland, under a lease expiring in 2026. We believe that we have the capacity to manufacture a sufficient number of our products to satisfy demand. We also have the manufacturing space to produce products in greater volumes. Any significant increase in manufacturing capacity will require the hiring and training of qualified manufacturing personnel.

       Our Autonomous subsidiary leases approximately 30,300 square feet of office/manufacturing/ warehouse space in Orlando, Florida. The primary office and manufacturing facility consists of approximately 25,250 square feet and is covered by a lease that expires in 2007. The separate ancillary warehouse lease consists of approximately 5,050 square feet and is covered by a lease that expires in 2000, with renewal opportunities.

       Our Lens Express subsidiary leases approximately 38,000-square-feet of office/warehouse space in the Fort Lauderdale, Florida area under a lease expiring in August 2002.

LEGAL PROCEEDINGS

       We are a party to various litigation matters as described below. We have denied, or will deny, the substantive allegations in each of these actions, and we intend to defend them vigorously. We may be served with additional complaints of a similar nature in the future. We may not prevail in the pending or any possible additional actions, and the resolutions of the actions, individually or in the aggregate, may have a material adverse effect on our financial position, results of operations, or cash flows. We have not made any provision for any loss that may result upon resolution of these matters in the consolidated financial statements included in this prospectus.

ANTITRUST LITIGATION

       Summit, VISX, and certain of their affiliates (including Pillar Point Partners, a partnership between affiliates of Summit and VISX) are involved in a number of antitrust lawsuits which, among other things, allege price-fixing in connection with per-procedure patent royalties charged by Summit and VISX. These suits are pending in both federal and state court, on behalf of both direct purchasers from Summit and VISX and patients/consumers, and include both purported class actions and individual actions. Most of the federal lawsuits have been transferred for pretrial purposes to the U.S. District Court for the District of Arizona by the Judicial Panel on Multidistrict Litigation as In re:
Pillar Point Partners Antitrust and Patent Litigation.

FEDERAL ANTITRUST LITIGATION

         Cases Consolidated for Pre-Trial Proceedings

       In April 1998, The Eye Professionals, P.A. commenced an action in the U.S. District Court for the District of New Jersey against us and VISX. The case purported to be a class action on behalf of all individuals or entities that have paid a per-procedure fee directly to either defendant for use of a Summit or VISX laser to perform laser vision correction surgery at any time after November 1, 1995. The complaint alleged, inter alia, price-fixing in violation of Section 1 of the Sherman Act. The action sought treble damages, costs of suit, attorneys' fees, and various forms of declaratory and injunctive relief. Similar actions were also filed in May 1998 by Metropolitan Eye Center and Outpatient Surgical Facility, Inc. in the U.S. District Court for the Northern District of California against us, VISX, Summit Partner and VISX Partner and by New England Laser Vision, Inc. in the U.S. District Court for the District of New Jersey against us and VISX. In August 1998, David
R. Shapiro, M.D., filed another similar purported class action against us and VISX in the U.S. District Court for the District of Arizona. Plaintiffs in these cases have agreed to consolidation of the four purported class actions and filed a single consolidated amended complaint in the U.S. District Court for the District of Arizona. It purports to be a class action on behalf of all persons and entities (excluding governmental entities, defendants, subsidiaries and affiliates of defendants) in the United States who paid a per-procedure royalty to any defendant or any alleged co-conspirator or any subsidiary or affiliate thereof, at any time after September 1995. The Consolidated Amended Class Action Complaint seeks, among other things, unspecified treble damages on behalf of plaintiffs and the alleged class, along with attorneys' fees, costs, and injunctive and declaratory relief.

       In September 1998, Laser Eye Center of Texas, L.L.P. and Warren D. Cross, M.D., filed a purported class action against us, Summit Partner, VISX, VISX Partner and Pillar Point Partners in the U.S. District Court for the Southern District of Texas. The suit purports to be a class action on behalf of all persons and entities who have paid money to defendants, or any of their subsidiaries, on a per-procedure basis for the ability to use defendants' laser equipment or technology to perform laser vision correction surgery. Plaintiffs allege, among other things, price-fixing and monopolization in violation of Sections 1 and 2 of the Sherman Act. They seek, among other things, treble damages on behalf of the alleged class, costs of suit, including attorneys' fees, and declaratory and injunctive relief. This case was transferred to the District of Arizona for consolidated pre-trial proceedings.

       In February 1999, Carolina Eye Associates, P.A. and Carolina-South Eye Associates filed suit against VISX and us in the U.S. District Court for the District of New Jersey. This action, like the consolidated federal actions described above, purports to be a class action on behalf of all persons and entities (excluding governmental entities, defendants, subsidiaries and affiliates of defendants) in the United States who paid a per-procedure royalty to any defendant or any alleged co-conspirator or any subsidiary or affiliate thereof, at any time after September 1995. The complaint alleges, among other things, price-fixing in violation of Section 1 of the Sherman Act and seeks, among other things, compensatory damages of at least $100 million plus $8.3 million per month from the filing of the complaint until the date of judgment, trebling of those damages, attorneys' fees, costs, and declaratory and injunctive relief. This case was transferred to the District of Arizona for consolidated pre-trial proceedings.

       In March 1998, Janice Camp of Atlanta, Georgia commenced an action in the U.S. District Court for the District of Massachusetts against us and VISX. As amended in April 1998, the complaint added as a named plaintiff Jon Singer of Congers, New York. The case purported to be a class action on behalf of all similarly situated individuals who have undergone laser vision correction surgery utilizing equipment or technology purchased or leased from Pillar Point Partners and who paid a price for that surgery that was artificially inflated due to the alleged anti-competitive and illegal licensing agreement entered into between Summit and VISX. The complaint alleged monopolization, conspiracy to monopolize, conspiracy to restrain trade, violation of the Clayton Act, violation of the RICO Act and violations of state consumer protection statutes. The action sought, inter alia, treble damages, punitive or exemplary damages, costs of suit, attorneys' fees, and various forms of equitable relief, including disgorgement of ill-gotten gains and restitution. The case was transferred to the District of Arizona for consolidated pre-trial proceedings. The court recently granted defendants' motion to dismiss.

       In June 1996, a Texas ophthalmologist, Robert G. Burlingame, sued us, Summit Partner, VISX, VISX Partner and Pillar Point Partners in U.S. District Court for the Northern District of California alleging price-fixing in violation of Section 1 of the Sherman Act and state antitrust laws and fraud and deceit in connection with certain of our sales and marketing activities. The plaintiff seeks, among other things, compensatory damages of at least $30,000 plus $2,500 to $3,000 per month until the date of judgment, trebling of those damages, compensatory and punitive damages on the fraud claim against us of at least $500,000 plus $2,500 to $3,000 per month until the date of judgment, attorneys' fees, costs and declaratory and injunctive relief. This case was transfered to the District of Arizona for consolidated pre-trial proceedings.

       In September 1996, a Nevada ophthalmologist, John R. Shepherd, through his professional corporation, commenced a similar lawsuit against the same parties, in the same court, alleging substantially similar antitrust claims and seeking substantially similar relief, including damages before trebling of at least $125,000 plus $12,500 per month until the date of judgment. Plaintiff's counsel in the Shepherd case has indicated that he intends to seek certification of the case as a class action. This case was transferred to the District of Arizona for consolidated pre-trial proceedings.

       In November 1997, Antoine L. Garabet, M.D., Inc. and Abraham V. Shammas, M.D., Inc., d/b/a The Laser Eye Center, sued us, Summit Partner, VISX, VISX Partner and Pillar Point Partners in the U.S. District Court for the Northern District of California seeking a declaratory judgment that the patents held by Pillar Point are invalid and unenforceable on account of alleged antitrust violations and alleging fraudulent inducement and deceit in connection with certain of our sales and marketing activities. The plaintiffs seek, among other things, compensatory damages on the fraud claim against us of at least $48,585.69 plus prejudgment interest, disgorgement of revenues and profits, a constructive trust on defendants' revenues and profits, punitive damages of an unspecified amount, injunctions against enforcement of the Pillar Point patents and against alleged continuing violations of the antitrust laws, declaratory relief, attorneys' fees and costs. This case was transferred to the District of Arizona for consolidated pre-trial proceedings. The court recently granted a motion to dismiss filed by Pillar Point Partners, VISX and VISX Partner. We have withdrawn our motion to dismiss and filed a counterclaim for patent infringement against the plaintiffs and Antoine L. Garabet, M.D. and Abraham V. Shammas, M.D., individually. The counterclaim alleges that counterclaim-defendants have infringed certain of our patents by using excimer laser systems manufactured by us without having a license to do so, and seeks treble damages and injunctive relief.

       In May 1999, Freedom Vision Laser Center, L.P. filed suit in the United States District Court for the Central District of California against us, Autonomous, Summit Partner VISX, VISX Partner and Pillar Point Partners. The complaint alleges, among other things, price-fixing, monopolization, attempted monopolization, and conspiracy to monopolize, in violation of Sections 1 and 2 of the Sherman Act, as well as violations of the California Business and Professions Code. Plaintiff seeks, among other things, damages that are alleged to be more than $1 million before trebling, disgorgement of alleged illegal and ill-gotten gains, declaratory and injunctive relief, and attorneys' fees and costs. This case was conditionally transferred to the District of Arizona for consolidated pre-trial proceedings.

         Cases Not Consolidated for Pre-Trial Proceedings

       In April 1999, Antoine L. Garabet, M.D., Inc. and Abraham V. Shammas, M.D., Inc., d/b/a The Laser Eye Center, filed suit in the U.S. District Court for the Central District of California against us and Autonomous. The suit alleges, among other things, that our acquisition of Autonomous may substantially lessen competition or tend to create a monopoly in violation of
Section 7 of the Clayton Act, Section 1 of the Sherman Act, and the California Business and Professions Code. The complaint seeks, among other things, unspecified compensatory damages, trebling of those damages, declaratory and injunctive relief, divestiture in the event that the acquisition of Autonomous is consummated, restitutionary relief, including disgorgement of alleged unlawful profits and the imposition of a constructive trust over alleged ill-gotten gains, and attorneys' fees and costs. Plaintiffs also threatened to seek a temporary restraining order, preliminary injunction, and other unspecified preliminary injunctive relief directed at the acquisition. We have filed a counterclaim for copyright infringement and unfair competition against the plaintiffs and Antoine L. Garabet, M.D. and Abraham V. Shammas, M.D., individually.

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

         Counterclaims

       We are the subject of additional Federal antitrust litigation as a result of counterclaims to patent litigation initiated by Pillar Point Partners. A discussion of those counterclaims is presented below under "-- Patent Litigation."

STATE ANTITRUST LITIGATION

       Beginning in March 1998, a number of actions brought by individuals under the Cartwright Act and the California Business and Professions Code were commenced against us, Summit Partner, VISX and VISX Partner in Superior Court of Santa Clara County. In May 1998, these actions were consolidated as In re PRK/LASIK Consumer Litigation. In June 1998, plaintiffs B.J. Snyder, Donna McMahan, Paula Mobsby, Helen Thomas, Carmen Ocariz, Martin Hermans, Ken Bartlett, Jackie Kirk, Grace Geniusz, Jocelyn Joseph, Andrew Stoddard, and Cynthia Brubecker filed an Amended Consolidated Master Complaint for Damages ("Amended Complaint") in this matter against us, Summit Partner, VISX, and VISX Partner. The Amended Complaint purports to be filed on behalf of all natural persons in the United States who underwent excimer laser surgery with a laser manufactured by us or VISX during the period beginning October 1995, and paid a per-procedure fee indirectly to a defendant, excluding defendants, any unnamed co-conspirators of defendants, defendants' predecessors, successors, officers and directors, governmental entities, and any and all judges and justices assigned to hear any aspect of the litigation. The Amended Complaint seeks unspecified compensatory damages, restitution and/or disgorgement of alleged ill-gotten gains, prejudgment and postjudgment interest, costs of suit, and attorneys' fees, as well as various forms of declaratory and injunctive relief, including an order permitting any person or entity with which we or VISX or both have entered into any agreement since June 3, 1992, for the purchase, license, or use of any of the Pillar Point Patents to withdraw from such agreement without penalty or obligation. James Ballard filed a similar suit against us, Summit Partner, VISX, VISX Partner, Pillar Point Partners, and other individual defendants in Superior Court of San Diego County. This suit has been transferred to Santa Clara County and consolidated as part of In re PRK/LASIK Consumer Litigation. The parties have stipulated to the conditional certification of a class of natural persons in California, Alabama, Arizona, the District of Columbia, Florida, Kansas, Maine, Michigan, Minnesota, Mississippi, New Mexico, New York, North Carolina, North Dakota, South Dakota, Tennessee, West Virginia, and Wisconsin who have undergone ophthalmic refractive surgery with an excimer laser manufactured by us or VISX.

       In April 1998, Penny S. Marks, an individual who allegedly has had laser vision correction surgery performed, commenced an action in Florida state court against us and VISX. The case purports to be a class action on behalf of all persons who have had a PRK procedure in the State of Florida from October 20, 1995 up to and including the date the class certification hearing begins. The complaint alleges various violations of the Florida Deceptive and Unfair Trade Practices Act, the Florida Antitrust Act and Section 5 of the Federal Trade Commission Act. The complaint seeks unspecified compensatory damages, costs and attorneys' fees, as well as declaratory and injunctive relief. Plaintiff has filed a motion seeking class certification.

       In June 1998, Barbara Worcester, an individual who allegedly has had laser vision correction surgery performed, filed an action in Wisconsin state court against us, Summit Partner, VISX, VISX Partner and Pillar Point Partners. The case purports to be a class action on behalf of all Wisconsin purchasers of refractive laser surgery procedures. The complaint alleges violations of the antitrust laws of the State of Wisconsin. The complaint seeks unspecified damages, trebling of those damages, attorneys' fees and costs, and declaratory and injunctive relief. Defendants removed this action to federal court, and it has been transferred to the District of Arizona. Plaintiff has filed a motion seeking class certification.

       In January 1999, Karen Frankson, Virginia Harmes, and Beth Luetschwager, three individuals who allegedly have had laser vision correction surgery performed, filed a similar purported class action in Wisconsin state court. Defendants removed this action to federal district court in Wisconsin, and it has been transferred to the District of Arizona.

       In May 1999, Linda Brisson, an individual who allegedly has had laser vision correction surgery performed, commenced an action in Minnesota state court against us, Summit Partner, VISX, VISX Partner and Pillar Point Partners. The case purports to be a class action on behalf of all Minnesota purchasers of refractive laser surgery procedures. The complaint alleges, among other things, price-fixing in violation of Minnesota antitrust law. The complaint seeks, among other things, compensatory damages alleged to be at least in the millions of dollars, trebling of those damages, attorneys' fees and costs, and injunctive and other relief. Defendants have removed this action to federal district court in Minnesota. Plaintiffs have filed a motion to remand to state court. The Judicial Panel on Multidistrict Litigation has conditionally transferred the case to the District of Arizona. Plaintiffs have filed a motion to vacate that conditional transfer order.

       Also in May 1999, John Castino, an individual who allegedly has had laser vision correction surgery performed, commenced an action in Minnesota state court against us and VISX. The case purports to be a class action under various state antitrust laws on behalf of a purported class of all residents of Alabama, the District of Columbia, Hawaii, Kansas, Maine, Michigan, Minnesota, Mississippi, New Mexico, North Carolina, North Dakota, South Dakota, Tennessee, and Wisconsin who have paid for laser vision correction surgery (including PRK and LASIK). The complaint seeks, among other things, unspecified actual and multiple damages, attorneys' fees and costs, and injunctive and other relief. Defendants have removed this action to federal district court in Minnesota. The Judicial Panel on Multidistrict Litigation has conditionally transferred the case to the District of Arizona, and plaintiff has filed a motion opposing this conditional transfer order. On July 2, 1999, plaintiff filed a motion for voluntary dismissal of this action without prejudice.

SHAREHOLDER LITIGATION

       Between August 1996 and February 1997 various shareholder actions were commenced against us and certain of our officers in the U.S. District Court for the District of Massachusetts (the "District of Massachusetts") claiming, among other things, violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 arising out of public statements made by defendants and violations of Section 20A of the Securities Exchange Act of 1934, arising out of alleged insider trading by certain defendants. The actions were consolidated, by order of the Court entered December 2, 1996, as In re Summit Technology Securities Litigation. Plaintiffs seek certification of the action as a class action on behalf of all purchasers of our common stock, other than defendants and certain affiliated persons and entities, between March 31, 1995 and July 3, 1996. They seek unspecified damages, interest, costs and expenses, attorneys' fees and extraordinary and/or injunctive relief.

       In October 1996, an additional class action was commenced in the U.S. District Court for the District of Massachusetts against us, our directors, certain of our officers and the four underwriters of our October 1995 common stock offering claiming violations of Sections 11, 12(2) and 15 of the Securities Act of 1933 arising out of alleged material misstatements of fact in the Registration Statement issued in connection with the offering. The action was coordinated with the securities litigation by order of the court dated December 2, 1996. It also seeks unspecified compensatory damages, interest, costs and expenses, attorneys' fees and extraordinary and/or injunctive relief.

       In December 1996, one of our shareholders filed in the U.S. District Court for the District of Massachusetts a derivative action, purportedly on our behalf, against us as nominal defendant, our directors and certain of our present or former officers. This action was consolidated with the securities litigation by order of the Court entered July 22, 1997. The complaint alleges that the conduct of the individual defendants has exposed us to the expense and inconvenience of defending the Securities Litigation and has harmed our reputation, thereby limiting its access to capital markets. It also alleges breach of fiduciary duty, gross negligence and insider trading against individual defendants. It seeks damages, interest, costs and expenses and attorneys' fees.

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

PATENT LITIGATION

       Pillar Point Partners, Summit Partner and VISX Partner commenced patent infringement litigation against an ophthalmologist believed to have used or be using homemade laser systems not licensed under patents held by Pillar Point Partners and one alleged manufacturer of such laser systems. These actions were originally pending as Pillar Point Partners, et al. v. Jon G. Dishler, et al. (U.S. District Court, District of Colorado) and Pillar Point Partners, et al. v. Jui-Teng Lin, et al. (U.S. District Court, Middle District of Florida). Each action was transferred to the District of Arizona. The defendants in the Dishler action have asserted counterclaims against Summit Partner, VISX Partner, and Pillar Point Partners seeking declarations that the patents in suit are invalid and unenforceable. They have also raised antitrust counterclaims alleging price-fixing, tying, monopolization, concerted refusal to deal, conspiracy to monopolize, and attempted monopolization. Defendants seek unspecified actual damages, trebling of those damages, attorneys' fees, costs and injunctive relief.

       In December 1998, we filed a patent infringement lawsuit in the U.S. District Court for the District of Massachusetts against Nidek, whose laser system recently received FDA approval. The suit alleges that Nidek's excimer laser system infringes certain of our U.S. patents and seeks damages and injunctive relief. On January 29, 1999, a district court in Tokyo, Japan ruled against us in a patent infringement lawsuit which we initiated against Nidek in 1996. The Japanese lawsuit involved the Japanese counterpart of one of the two U.S. patents which we have alleged Nidek infringes in the U.S. lawsuit. We have appealed the Tokyo district court decision.

       In June 1999, we commenced a patent infringement lawsuit against George
I. Bekov in the U.S. District Court for the District of Massachusetts. The suit alleges that Bekov has induced infringement of certain of our patents, including by disabling card readers and maintaining systems which are not licensed by us, and seeks damages and injunctive relief.

       In June 1999, we commenced a patent infringement lawsuit against Robert
T. Lin, Ferzaad Moosa, and Randa M.R. Garrana in the U.S. District Court for the Central District of California. The suit alleges that the defendant physicians have infringed certain of our patents by using excimer laser systems manufactured by us without having a license to do so, and seeks damages and injunctive relief.

OTHER LITIGATION

       In October 1992, Joseph Seriani brought suit against Lens Express and certain of its former shareholders in the Florida Circuit Court. The suit alleged violations of the Florida Civil Remedies for Criminal Practices
Act -- the Florida civil RICO statute -- based on events which allegedly occurred in the mid-1980s. Seriani's claims against Lens Express were dismissed several times for failure to state a viable claim, but in each instance with leave to amend and refile. On May 15, 1996, the date of our acquisition of Lens Express, Seriani and his wife Rhonda Seriani filed an amended complaint which included us as an additional defendant. On November 25, 1996, the Serianis voluntarily dismissed their action against us and on March 7, 1997 voluntarily dismissed their action against the remaining defendants, in each case without prejudice. On March 24, 1997, the Serianis commenced a new lawsuit against Lens Express and others in the U.S. District Court for the Southern District of Illinois, alleging substantially similar claims.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

       The following table sets forth certain information concerning our executive officers and directors as of June 30, 1999.

NAME                            AGE                             POSITION
----                            ---                             --------
Robert J. Palmisano...........  54    Director and Chief Executive Officer
D. Verne Sharma...............  49    President and Chief Operating Officer
Robert J. Kelly...............  54    Executive Vice President, Chief Financial Officer and
                                      Treasurer
Randy W. Frey.................  41    Director, Executive Vice President, and President,
                                      Autonomous Technologies Corporation
Peter E. Litman...............  48    Executive Vice President, Corporate Business Development
Eric P. Ankerud...............  42    Vice President, Quality, Regulatory and Clinical Affairs
John P. Coffidis..............  49    Vice President, Global Customer Support
P. Bernard Haffey.............  36    Vice President, Sales and Marketing
James A. Lightman.............  41    Vice President, General Counsel and Clerk
Bernard R. Patriacca..........  55    Vice President and Controller
James L. Richey...............  51    Vice President, Operations
Alex C. Sacharoff.............  42    Vice President, Research and Development
Menderes Akdag................  38    President, Lens Express, Inc.
Jeffrey A. Bernfeld(2)........  42    Director
C. Glen Bradley...............  56    Director
Richard F. Miller(1)..........  47    Director
John A. Norris................  52    Director
Richard M. Traskos(1,2).......  51    Chairman of the Board and Director

-------------------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

       Robert J. Palmisano joined us in April 1997 as Chief Executive Officer and a member of the board and was re-elected to the board in 1996 for a term expiring in 2002. From 1984 to January 1996, Mr. Palmisano was employed at Bausch and Lomb, Inc., where he served from 1988 to 1996 as Senior Vice President and as President of the Eyewear Division. From January 1996 to April 1997, Mr. Palmisano was a private consultant. Mr. Palmisano holds a BA from Providence College.

       D. Verne Sharma joined us in April 1996 as President and served as Interim Chief Executive Officer from September 1996 to April 1997. From 1994 to 1996 Mr. Sharma served as Vice President of Marketing and Strategic Planning at United States Surgical Corporation, and from 1991 to 1994 was General Manager of Global Nuclear Medicine and Positron Emission Tomography Business at General Electric Medical Systems and Rohm and Hass Company. Mr. Sharma holds an MBA from the Wharton School and an undergraduate degree in Chemical Engineering from the University of the West Indies, Trinidad and Tobago.

       Robert J. Kelly joined us in November 1997 as Executive Vice President, Chief Financial Officer and Treasurer. From 1972 to 1997 Mr. Kelly was employed by Bull HN Information Systems Inc., where he served from 1992 to February 1997 as Executive Vice President and Chief Financial Officer. Mr. Kelly holds an MBA from Harvard Business School and a BS from the University of Massachusetts.

       Randy W. Frey was elected to the board in April 1999 for a term expiring in 2001. Mr. Frey is one of our Executive Vice Presidents and is President of Autonomous Technologies Corporation, our wholly-owned subsidiary. Since 1985, Mr. Frey has been the Chief Executive Officer of Autonomous. From 1985 to March 1998, and again since October 1998, Mr. Frey was President of Autonomous.

       Peter E. Litman joined us in September 1990 as Vice President and General Counsel and was promoted to Executive Vice President of Corporate Business Development in January 1998. Prior to joining us, Mr. Litman was a member of Goldstein and Manello, P.C., a Boston law firm. Mr. Litman holds a JD from Columbia University School of Law and a BA from the University of Pennsylvania.

       Eric P. Ankerud joined us in July 1997 as Vice President of Quality, Regulatory and Clinical Affairs. From 1994 to 1997 Mr. Ankerud served as Director of Corporate Regulatory Affairs at Bausch and Lomb, Inc. From 1991 to 1994, Mr. Ankerud was Vice President of Regulatory Affairs for the Surgical Products Group at C.R. Bard, Inc. Mr. Ankerud holds a JD from the Faculty of Law and Jurisprudence, SUNY at Buffalo and a BA in economics from St. Lawrence University.

       John P. Coffidis joined us in November 1987 as manager of customer support, became international service manager in 1994 and was promoted to Vice President, Global Customer Support in August 1997. Mr. Coffidis previously served with Johnson and Johnson in the Medical Instrumentation Division from 1973 to 1987. During his employment with Johnson and Johnson, Mr. Coffidis served ten years in Europe as International Customer Support Manager. Mr. Coffidis holds a Masters Degree in management from Cambridge College and a BA in biology from the University of Massachusetts.

       P. Bernard Haffey joined us in September 1997 as Vice President, Sales and Marketing. Prior to joining us, Mr. Haffey was employed since 1990 at Mentor Opthalmics, Inc., most recently serving as the Vice President of Marketing and Sales. Mr. Haffey holds an MBA from Cornell University and a BA from Colgate University.

       James A. Lightman joined us in February 1996 as Assistant General Counsel and was promoted to Vice President and General Counsel in January 1998. Prior to joining us, Mr. Lightman was a member of Goldstein and Manello, P.C., a Boston law firm which he joined in 1984. Mr. Lightman holds a JD from Boston University Law School and a BS from Boston University School of Management.

       Bernard R. Patriacca joined us in November 1997 as Vice President and Controller. From 1994 until joining us, Mr. Patriacca served as Vice President of Errands Etc., Inc., a privately-held homeowners' personal service company. From 1991 to 1994, Mr. Patriacca held senior financial management positions at several privately-held consumer services companies. From 1973 to 1991, Mr. Patriacca was employed in various capacities at Dunkin Donuts, Inc., including Chief Financial Officer and a Director. Mr. Patriacca also serves as a director of Video Update, Inc., a publicly-held international chain of video stores. Mr. Patriacca received a BS and an MBA from Northeastern University.

       James L. Richey joined us in September 1997 as Vice President of Operations. Prior to joining us, Mr. Richey served since 1994 as Vice President and General Manager of U.S. Operations for Datapoint Corporation, a manufacturer of computer servers, operating systems, LANs and video communication systems. Mr. Richey holds an MBA from Clark University, an MS in electrical engineering from Northeastern University and a BS in electrical engineering from Worcester Polytechnic Institute.

       Alex C. Sacharoff joined us in April 1986 as Senior Staff Scientist and has been Vice President, Research and Development since July 1996. From February 1993 to July 1996, he was our Director, Product Development. From February 1991 to February 1993, he served as Manager, New Product Development and was Manager, Applications Development from February 1989 to February 1991. Prior to joining us, Dr. Sacharoff was a Senior Staff Scientist at Raytheon Corporation. Dr. Sacharoff holds a Ph.D. in physics from Harvard University and a BS in physics from Stevens Institute of Technology.

       Menderes Akdag joined Lens Express, Inc. in May 1991 as Chief Financial Officer. Mr. Akdag was promoted to the position of Chief Executive Officer in 1992. He has been in his current position as President of Lens Express since May 1995. Prior to joining Lens Express, Mr. Akdag was the Finance Manager for Beksa Steel Cord Manufacturing and Trading, Inc. Mr. Akdag holds a BS in business administration with a major in finance from the University of Florida. Mr. Akdag is not an officer of Summit Technology, Inc.

       Jeffrey A. Bernfeld was first elected to the board in October 1988 and was re-elected in 1998 for a three-year term expiring in 2001. Mr. Bernfeld is Vice President and General Counsel of American Science and Engineering, a manufacturer of X-ray based detection equipment. Mr. Bernfeld was Vice President and General Counsel of Spire Corporation, a publicly-held company specializing in biomaterials, optoelectronics and energy technologies, from June 1992 to February 1996. From 1991 through June 1992, Mr. Bernfeld was a principal of the consulting firm Global Solutions, Inc. and from 1988 to 1990, Mr. Bernfeld was Vice President and General Counsel of the Mediplex Group, Inc. Prior to joining Mediplex, Mr. Bernfeld was a member of the law firm of Goldstein & Manello, P.C.

       Dr. C. Glen Bradley was elected to the board in April 1999 for a term expiring in 2000. Dr. Bradley has been the Chief Executive Officer of CIBA Vision Corporation since 1990.

       Richard F. Miller was first elected to the board in June 1988 and was re-elected in 1997 for a three-year term expiring in 2000. Since April 1998, Mr. Miller has been employed as Senior Vice President at Leerink Swann & Co., a financial services firm in Boston. From August 1994 to April 1998, Mr. Miller has served as an investment executive with First Albany Corporation, a financial services firm. From 1991 through August 1994, Mr. Miller was a private investor, and prior to that was an investment banker employed by Tucker, Anthony & R.L. Day, Inc., from 1979 to 1991, where he last held the position of First Vice President.

       John A. Norris was first elected to the board in May 1990, was re-elected in 1996 for a term expiring in 1999 and was re-elected in 1999 for a term expiring in 2002. Since February 1994, Mr. Norris has served as President of John A. Norris, Esquire, P.C., a health care law, public policy and management consulting firm founded in February 1994. Mr. Norris was President and Chief Executive Officer of National Pharmaceutical Council, Inc., an educational resource for research-based pharmaceutical companies, from April 1995 to March 1996. From June 1988 through February 1994, he was Executive Vice President of Hill and Knowlton, Inc., a consulting and public relations firm, and served as the worldwide director of its Health Sciences Consulting Group. Prior to joining Hill and Knowlton in 1988, Mr. Norris served as Deputy Commissioner and Chief Operating Officer of the FDA from 1985 to 1988, where his main responsibility was overseeing the operations of the FDA. Mr. Norris has taught health care policy at Harvard University since 1988. Mr. Norris currently serves as a director of Cytologies, Inc., Horus Inc. and National Applied Sciences, Inc.

       Richard M. Traskos was first elected to the board in March 1987 and was re-elected in 1998 for a three-year term expiring in 2001 and was elected Chairman of the board in 1997. Mr. Traskos is a vice president of Shoreline Insurance Co., Inc., a business insurance brokerage firm located in Clinton, Connecticut. From March 1993 to September 1997, Mr. Traskos was a vice president of Arthur A. Watson, Inc., a business insurance brokerage firm located in Wethersfield, Connecticut. Before joining Arthur A. Watson, Mr. Traskos served as a director and senior vice president of Allen, Russell & Allen, Inc., a business insurance brokerage and consulting firm. Mr. Traskos is a licensed insurance broker and certified insurance consultant.

EXECUTIVE COMPENSATION

       The following table shows for the years ended December 31, 1998, 1997 and 1996 compensation paid or accrued by us to (1) our Chief Executive Officer and
(2) our four other most highly compensated executive officers who were serving as executive officers as of December 31, 1998 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                    ANNUAL COMPENSATION               COMPENSATION
                                        -------------------------------------------   ------------
                                                                        OTHER          SECURITIES     ALL OTHER
NAME AND                                       SALARY     BONUS         ANNUAL         UNDERLYING    COMPENSATION
PRINCIPAL POSITION                      YEAR     ($)       ($)     COMPENSATION ($)   OPTIONS (#)       ($)(1)
------------------                      ----   -------   -------   ----------------   ------------   ------------
Robert Palmisano......................  1998   324,692   112,668        32,112(2)         40,000(3)      6,400
  Chief Executive Officer                                               18,430(4)                        2,446(5)
                                                                         4,813(6)
                                        1997   206,539   165,000       100,062(2)        300,000(3)         --
                                                                        11,562(4)
                                                                        45,039(6)
                                        1996        --        --            --                --            --
D. Verne Sharma.......................  1998   275,738    25,000            --            10,000(7)      9,600
  President & Chief                     1997   250,000    74,375        62,633(2)             --           472
  Operating Officer                                                     65,978(6)
                                        1996   174,308    35,960        38,436(2)        100,000(7)         --
                                                                                          10,000(7)
Robert J. Kelly.......................  1998   238,846    59,234            --           120,000(8)      5,338
  Executive Vice President,             1997    30,962        --            --           100,000(8)         --
  Chief Financial Officer &             1996        --        --            --                --            --
  Treasurer
Peter Litman..........................  1998   229,517    45,903            --             3,689(9)      9,600
  Executive Vice President,             1997   211,313    67,620            --           100,000(9)         --
  Corporate Business                    1996   187,502        --            --            15,000         2,996
  Development
Menderes Akdag........................  1998   202,022    93,948            --            20,000(10)        --
  President, Lens Express, Inc.         1997   204,552   119,322            --                --            --
                                        1996   156,940        --            --             5,000(10)        --

-------------------------
 (1) Except where otherwise noted, the indicated amounts represent our contributions to our 401(k) plan.
 (2) Moving and relocation expenses reimbursed by us.
 (3) During 1998, Mr. Palmisano received options to purchase 40,000 shares of common stock. During 1997, Mr. Palmisano received options to purchase 300,000 shares of common stock.
 (4) During 1998, the indicated amount represents an automobile allowance of $12,462 and imputed interest income of $5,968 because of a loan. During 1997, the indicated amount represents an automobile allowance of $8,262 and imputed interest income of $3,300 because of a loan.
 (5) Our contribution to our Supplemental Deferral Plan.
 (6) Employment tax paid on behalf of the employee by us.
 (7) During 1998, Mr. Sharma received options to purchase 10,000 shares of common stock. During 1996, Mr. Sharma received options to purchase 100,000 shares of common stock and 10,000 shares of common stock of Refractive Centers International, Inc., a former wholly-owned subsidiary of Summit.
 (8) During 1998, Mr. Kelly received options to purchase 120,000 shares of common stock. During 1997, Mr. Kelly received options to purchase 100,000 shares of common stock, which have subsequently been canceled.

 (9) During 1998, Mr. Litman received options to purchase 3,689 shares of common stock. During 1996, Mr. Litman received options to purchase 100,000 shares of common stock and 15,000 shares of common stock of Refractive Centers International.
(10) During 1998, Mr. Akdag, the president of Lens Express, Inc. and not an officer of Summit Technology, Inc., received options to purchase 20,000 shares of common stock. During 1996, Mr. Akdag received options to purchase 5,000 shares of common stock.

       The following table contains information concerning the grant of options to purchase shares of our common stock to each of the Named Executive Officers during the year ended December 31, 1998. Each of the options vests in three equal annual installments beginning September 1, 1999, except that Mr. Kelly's option to purchase 100,000 shares vests in three equal annual installments beginning October 22, 1998.

       The potential realizable values represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These numbers are calculated based on rules promulgated by the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock options exercises and common stock are dependent on the timing of such exercise and the future performance of the common stock.

                       OPTIONS GRANTS IN LAST FISCAL YEAR

                                                                                                     POTENTIAL
                                                                                                     REALIZABLE
                                                         INDIVIDUAL GRANTS                        VALUE AT ASSUMED
                                     ---------------------------------------------------------      ANNUAL RATES
                                      NUMBER OF    PERCENT OF TOTAL                                OF STOCK PRICE
                                     SECURITIES        OPTIONS                                    APPRECIATION FOR
                                     UNDERLYING       GRANTED TO      EXERCISE OF                   OPTION TERM
                                       OPTIONS       EMPLOYEES IN     BASE PRICE    EXPIRATION   ------------------
NAME                                 GRANTED (#)     FISCAL YEAR       ($/SHARE)       DATE      5% ($)     10% ($)
----                                 -----------   ----------------   -----------   ----------   -------    -------
Menderes Akdag.....................     20,000           3.34            3.50       09/01/2008    44,023    111,562
Robert Kelly.......................    100,000          16.72            4.53       10/22/2007   450,180    950,811
                                        20,000           3.34            3.50       09/01/2008    44,023    111,562
Peter Litman.......................      3,689           0.62            3.50       09/01/2008     8,120     20,578
Robert Palmisano...................     40,000           6.69            3.50       09/01/2008    88,045    223,124
D. Verne Sharma....................     10,000           1.67            3.50       09/01/2008    22,011     55,781

       The following table sets forth information for each of the Named Executive Officers with respect to the value of options outstanding as of December 31, 1998. None of the Named Executive Officers exercised any options in 1998.

                         FISCAL YEAR-END OPTION VALUES

                                                               NUMBER OF
                                                               SECURITIES             VALUE OF
                                                               UNDERLYING            UNEXERCISED
                                                              UNEXERCISED           IN-THE-MONEY
                                                               OPTIONS AT            OPTIONS AT
                                                           FISCAL YEAR-END(#)    FISCAL YEAR-END($)
                                                           ------------------    -------------------
                                                              EXERCISABLE/          EXERCISABLE/
NAME                                                         UNEXERCISABLE          UNEXERCISABLE
----                                                       ------------------    -------------------
Menderes Akdag...........................................       5,000/2,000           --/17,500
Robert Kelly.............................................     33,334/86,666           --/17,500
Peter Litman.............................................     166,373/5,189           900/3,228
Robert Palmisano.........................................   100,000/240,000           --/35,000
D. Verne Sharma..........................................    100,000/10,000            --/8,750

DIRECTOR COMPENSATION

       We adopted a comprehensive compensation plan for our outside directors in December 1998, which became effective January 1, 1999 and was approved by our stockholders at the 1999 annual meeting. The 1999 Outside Directors' Compensation Plan replaces the 1992 Stock Option Plan for Outside Directors and provides for compensation in the form of cash, shares of common stock and stock options. Outside directors receive an annual retainer of $10,000, meeting fees of $2,000 for each regularly scheduled meeting of the board they attend, $2,000 for each special meeting of the board they attend, $1,000 annually for each committee membership and $500 for each meeting of a committee they attend. One half of the annual retainer will be paid in restricted shares of common stock and one-half of the meeting fees for regularly scheduled meetings will be paid in unrestricted shares of common stock. Additionally, outside directors will receive an option to purchase 5,000 shares of common stock in each July beginning July 1999. Outside directors who join the board after January 1, 1999 will receive an option on the date they join the board to purchase 10,000 shares.

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

       Robert J. Palmisano was elected as our Chief Executive Officer and a director on April 15, 1997. Mr. Palmisano's employment arrangement with us provides that he will receive a base salary of $300,000 per year and will be eligible for discretionary bonuses, based on criteria established from time to time. In addition, Mr. Palmisano has been granted options to purchase 300,000 shares of our common stock pursuant to our 1997 Stock Option Plan, at an option price of $5.63 per share. In the event Mr. Palmisano's employment is terminated without cause, Mr. Palmisano will be entitled to severance payments equal to one year's base compensation. In the event Mr. Palmisano's employment terminates within twelve months of a change in control of Summit, Mr. Palmisano's severance payments will be equal to two years' base compensation.

       Randy W. Frey was elected as our Executive Vice President and a director in April 1999. Mr. Frey's employment arrangement with us provides that he will receive a base salary of $212,000 per year and will be eligible for discretionary bonuses based on criteria established from time to time. In addition, Mr. Frey has been granted options to purchase 200,000 shares of our common stock pursuant to our 1997 Stock Option Plan, at an option price of $5.625 per share. In the event Mr. Frey's employment is terminated without cause, he will be entitled to severance payments equal to one year's base compensation. In the event Mr. Frey's employment terminates within twelve months of a change in control of Summit, his severance payments will be equal to two years' base compensation.

       All of our executive officers, including Mr. Palmisano and Mr. Frey, are employees-at-will.

       Our board of directors has approved severance agreements for our officers and director-level employees. These severance arrangements become available only in the event of a change of control of Summit and entitle covered employees to continuation of salary, standard bonuses and benefits in the event they are terminated without cause after a change of control or terminate their employment for good reason after a change of control. The severance arrangements would not apply to a termination for cause after a change of control. The arrangements approved by the board provide for salary continuation for two years for each of the Chief Executive Officer, the President and all Executive Vice Presidents, one year for all other Vice Presidents and six months for director-level employees.

                             PRINCIPAL STOCKHOLDERS

       The following table sets forth information about the beneficial ownership of our outstanding common stock on June 30, 1999, (1) by each person who is known by us to own beneficially more than 5% of our common stock, (2) by each of our directors, (3) by each of the Named Executive Officers and (4) by all of our directors and executive officers as a group. We believe that the persons named in the table have sole voting and investment power with respect to the shares of common stock set forth opposite their names. The address of each of our executive officers and directors is c/o Summit Technology, Inc., 21 Hickory Drive, Waltham, Massachusetts 02451.

       In accordance with SEC rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and any shares as to which the individual has the right to acquire beneficial ownership within 60 days after June 30, 1999 through the exercise of any stock option or other right. Percentage of beneficial ownership is based on 42,555,015 shares of common stock outstanding as of June 30, 1999 and 46,555,015 shares of common stock outstanding after completion of this offering.

                                                                SHARES BENEFICIALLY OWNED
                                                      ----------------------------------------------
                                                              NUMBER                 PERCENTAGE
                                                      ----------------------    --------------------
                                                                    RIGHT TO     BEFORE      AFTER
NAME                                                    OWNED       ACQUIRE     OFFERING    OFFERING
----                                                  ---------     --------    --------    --------
C. Glen Bradley.....................................  1,365,877(1)   10,000       3.23%       2.95%
Randy W. Frey.......................................    577,012      17,787       1.40%       1.28%
Menderes Akdag......................................     17,885       5,000          *           *
John A. Norris......................................      6,808      41,834          *           *
Richard M. Traskos..................................      5,279      41,834          *           *
Robert J. Kelly.....................................      3,000      33,334          *           *
Jeffrey A. Bernfield................................      2,700      53,501          *           *
Richard F. Miller...................................      1,600      33,334          *           *
Peter E. Litman.....................................      1,550     146,374          *           *
Robert J. Palmisano.................................      1,000     200,000          *           *
D. Verne Sharma.....................................        800     100,000          *           *
All executive officers and directors as a group (18
  persons)..........................................  2,029,985     820,147       6.57%       6.02%

-------------------------
 *  Less than 1%.

(1) The shares listed as owned are owned by CIBA Vision Corporation of which Dr. Bradley is the president and chief executive officer. Dr. Bradley disclaims beneficial ownership of these shares.

                                  UNDERWRITING

       Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Hambrecht & Quist LLC, U.S. Bancorp Piper Jaffray Inc. and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, have severally agreed to purchase from us the following respective number of shares of our common stock:

                                                               NUMBER
NAME                                                          OF SHARES
----                                                          ---------
Hambrecht & Quist LLC.......................................
U.S. Bancorp Piper Jaffray Inc. ............................
Dain Rauscher Wessels.......................................

                                                              ---------
    Total...................................................  4,000,000
                                                              =========

       The underwriting agreement provides that the obligations of the underwriters are subject to conditions that we must satisfy, including the receipt of certificates, opinions and letters from us, our counsel and our independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered in this prospectus if any of the shares are purchased.

       The underwriters propose to offer the shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers at such price less a concession not in excess of $
per share. The underwriters may allow and such dealers may reallow a concession
not in excess of $    per share to other dealers. After the public offering of
the shares, the underwriters may change the offering price and other selling terms.

       We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 600,000 additional shares of our common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase a number of shares that approximately reflects the same percentage of total shares said underwriter purchased in the above table. We will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus.

       The following table summarizes the compensation that we will pay to the underwriters in connection with this offering:

                                                                                  TOTAL
                                                                          ----------------------
                                                                           WITHOUT       WITH
                                                                PER         OVER-        OVER-
                                                               SHARE      ALLOTMENT    ALLOTMENT
                                                              --------    ---------    ---------
Underwriting discounts paid by us...........................

       The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

       We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

       Our executive officers and directors, and CIBA Vision, have agreed that, with certain exceptions, they will not, directly or indirectly, without the prior written consent of Hambrecht & Quist LLC, offer, sell, or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 90-day period following the date of this prospectus. Hambrecht & Quist LLC has agreed that up to 130,000 shares owned by executive officers and directors will not be subject to these lock-up arrangements and that these lock-up arrangements will not apply to any executive officer after cessation of his or her employment. We have agreed that we will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 90-day period following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date hereof and may grant additional options under our stock option plan, provided that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period.

       In general, the rules of the Securities and Exchange Commission will prohibit the underwriters from making a market in our common stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in our common stock during the cooling off period.

       Certain persons participating in this offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of our common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

       Hambrecht & Quist LLC served as our financial advisor in connection with our acquisition of Autonomous. We paid a fee of $1.8 million to Hambrecht & Quist LLC for those services. U.S. Bancorp Piper Jaffray Inc. has from time to time provided us with investment banking services. During 1997 and 1998, we paid aggregate fees of $1.4 million to U.S. Bancorp Piper Jaffray Inc. for those services.

       U.S. Bancorp Piper Jaffray Inc., one of the representatives of the underwriters, also was a representative of the underwriters of our common stock offering in October 1995. It is a defendant in a shareholder action commenced in the District of Massachusetts against us, our directors, certain of our officers and the four representatives of the underwriters of that offering. The action claims violations of Sections 11, 12(2) and 15 of the Securities Act arising out of alleged material misstatements of fact in the registration statement and prospectus for that offering. See "Business -- Legal Proceedings -- Shareholder Litigation." Under the underwriting agreement for the October 1995 offering, we are indemnifying U.S. Bancorp Piper Jaffray Inc. and the other underwriters against liabilities, including liabilities under the Securities Act.

                            VALIDITY OF COMMON STOCK

       The validity of the shares of common stock being offered is being passed upon for us by Ropes & Gray, Boston, Massachusetts. Legal matters will be passed upon for the underwriters by Foley, Hoag & Eliot LLP, Boston, Massachusetts.

                                    EXPERTS

       The consolidated financial statements and the financial statement schedule as of December 31, 1998 and for the year then ended included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph referring to a change in accounting principles described in Note 2 to the consolidated financial statements) which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

       The consolidated financial statements and the financial statement schedule of Summit Technology, Inc. as of December 31, 1997, and for each of the years in the two-year period ended December 31, 1997, have been included and incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

       The consolidated financial statements of Autonomous Technologies Corporation and subsidiary as of December 31, 1998, and for the year then ended and for the period from July 23, 1985 (date of inception) to December 31, 1998, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph which indicates that there are matters that raise substantial doubt about Autonomous' ability as a going concern) which is incorporated by reference herein, and is so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Autonomous Technologies Corporation's financial statements for the cumulative period from inception (July 23, 1985) to December 31, 1997 were audited by other auditors whose report included an explanatory paragraph with respect to the uncertainty regarding Autonomous Technology Corporation's ability to continue as a going concern. The other auditors' report has been furnished to Deloitte & Touche LLP, and the Deloitte & Touche LLP opinion, insofar as it relates to the amounts included for such prior period, is based solely on the report of such other auditors.

       The financial statements of Autonomous as of December 31, 1997, and for each of the two years in the period ended December 31, 1997, and for the cumulative period from inception (July 23, 1985) to December 31, 1997, incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as stated in their report which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Reference is made to such report, which includes an explanatory paragraph with respect to the uncertainty regarding Autonomous' ability to continue as a going concern as discussed in Note 1 to the financial statements.

                      WHERE YOU CAN FIND MORE INFORMATION

       We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our public filings are also available to the public from commercial document retrieval services and at the SEC's world wide web site at "http://www.sec.gov." You may also inspect reports, proxy statements and other information about us at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

       We have filed a registration statement to register with the SEC the shares of our common stock that are being offered. This prospectus is a part of the registration statement and, as the SEC rules permit, does not contain all the information that stockholders can find in the registration statement or the exhibits to the registration statement.

                     INFORMATION INCORPORATED BY REFERENCE

       The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in the prospectus. This prospectus incorporates by reference the documents set forth below that have previously been filed with the SEC. These documents contain important information about us and our financial condition.

OUR SEC FILINGS                                                  PERIOD
---------------                                                  ------
Annual Reports on Form 10-K and        Year ended December 31, 1998 and December 31, 1997
  Form 10-K/A

Quarterly Report on Form 10-Q          For the quarter ended March 31, 1999

Current Reports on Form 8-K and        Filed on May 4, 1999, April 28, 1999, March 23, 1999,
  8-K/A                                January 14, 1999 and July 19, 1999

Registration Statements on Form 8-A    Filed May 16, 1998, setting forth a description of our
                                       common stock (including any amendments or reports filed for the purpose of updating such description), and filed April
                                       3, 1990, describing our common stock purchase rights
                                       (including any amendments or reports filed for the purpose of updating such description)

       We incorporate by reference in this prospectus additional documents that we may file with the SEC between the date the registration statement was initially filed and the date of termination of the offering. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

       You can obtain any of the documents incorporated by reference through us, the SEC or the SEC's world wide web site described above. Documents that we incorporate by reference are available without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address:

     SUMMIT TECHNOLOGY, INC.
     21 Hickory Drive
     Waltham, Massachusetts 02451
     Attention: Kate Sturgis Burnham
     (781) 890-1234

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              NO.
                                                              ----
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
  THE THREE MONTHS ENDED MARCH 31, 1999
Consolidated Balance Sheets.................................   F-2
Consolidated Statements of Operations.......................   F-3
Consolidated Statements of Comprehensive Income (Loss)......   F-4
Consolidated Statements of Cash Flows.......................   F-5
Notes to Consolidated Financial Statements..................   F-6
AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED
  DECEMBER 31, 1998
Independent Auditors' Reports...............................  F-13
Consolidated Balance Sheets.................................  F-15
Consolidated Statements of Operations.......................  F-16
Consolidated Statements of Comprehensive Income (Loss)......  F-17
Consolidated Statements of Stockholders' Equity.............  F-18
Consolidated Statements of Cash Flows.......................  F-19
Notes to Consolidated Financial Statements..................  F-20
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
Balance Sheet as of March 31, 1999..........................  F-44
Statement of Operations for the three months ended March 31,
  1999......................................................  F-45
Statement of Operations for the year ended December 31,
  1998......................................................  F-46
Notes to Pro Forma Combined Financial Statements............  F-47

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                              MARCH 31,    DECEMBER 31,
                                                                1999           1998
                                                              ---------    ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 40,113       $ 31,314
  Short-term investments....................................    30,474         33,295
  Receivables, net of allowances............................    13,127         12,764
  Inventories...............................................    15,644         17,403
  Other current assets......................................     6,555          5,965
                                                              --------       --------
    Total current assets....................................   105,913        100,741
Long-term investments.......................................    40,025         25,253
Property and equipment, net.................................     8,574          8,802
Patents and other intangibles, net..........................     7,485          7,497
Other assets................................................     2,823          2,632
                                                              --------       --------
    TOTAL ASSETS............................................  $164,820       $144,925
                                                              ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  3,466       $  4,132
  Accrued expenses..........................................     6,097          5,081
  Current maturities of long-term debt......................     5,173          6,431
  Deferred revenue..........................................     5,529          6,144
                                                              --------       --------
    Total current liabilities...............................    20,265         21,788
Deferred revenue -- noncurrent..............................     4,004          3,653
Long-term debt, less current maturities.....................       111            150
                                                              --------       --------
    TOTAL LIABILITIES.......................................    24,380         25,591
                                                              ========       ========
COMMITMENTS AND CONTINGENCIES
Stockholders' equity:
  Preferred stock, $.01 par value. Authorized 5,000,000
    shares; none issued.....................................        --             --
  Common stock, $.01 par value. Authorized 60,000,000
    shares; issued 31,352,641 shares in 1999 and 31,322,880
    shares in 1998; outstanding 31,187,926 shares in 1999
    and 31,153,765 shares in 1998...........................       314            314
  Additional paid-in capital................................   149,534        149,482
  Accumulated deficit.......................................   (17,833)       (20,219)
  Accumulated other comprehensive income (loss).............     9,233         (9,411)
  Treasury stock, at cost, 164,715 shares in 1999 and
    169,115 shares in 1998..................................      (808)          (832)
                                                              --------       --------
    Total stockholders' equity..............................   140,440        119,334
                                                              --------       --------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..............  $164,820       $144,925
                                                              ========       ========

See accompanying notes to unaudited condensed consolidated financial statements.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                    THREE MONTHS
                                                                  ENDED MARCH 31,
                                                              ------------------------
                                                               1999          1998
                                                              -------    -------------
                                                                         (AS RESTATED,
                                                                            NOTE 6)
Revenues:
  Systems...................................................  $ 3,335      $  3,288
  License fees, service and other...........................   10,185         6,835
  Contact lens and related products.........................   12,164        11,917
                                                              -------      --------
Total revenues..............................................   25,684        22,040
Cost of revenues:
  Systems...................................................    3,300         2,865
  License fees, service and other...........................    2,717         2,794
  Contact lens and related products.........................    7,361         7,649
Total cost of revenues......................................   13,378        13,308
                                                              -------      --------
Gross profit................................................   12,306         8,732
                                                              -------      --------
Operating expenses:
  Selling, general and administrative.......................    8,625         7,175
  Research, development and regulatory......................    2,086         1,838
                                                              -------      --------
    Total operating expenses................................   10,711         9,013
                                                              -------      --------
Operating income (loss).....................................    1,595          (281)
Interest income.............................................    1,086           928
Interest expense............................................     (114)         (240)
Other income (expense)......................................     (116)           (6)
                                                              -------      --------
Income before provision for income taxes....................    2,451           401
Provision for income taxes..................................       65            24
                                                              -------      --------
Income before cumulative effect of accounting principle
  change....................................................    2,386           377
Cumulative effect of accounting principle change, net of
  tax.......................................................       --       (10,103)
                                                              -------      --------
  Net income (loss).........................................  $ 2,386      $ (9,726)
                                                              =======      ========
Basic and diluted earnings per share:
  Income before cumulative effect of accounting principle
    change..................................................  $  0.08      $   0.01
Cumulative effect of accounting principle change, net of
  tax.......................................................       --         (0.32)
                                                              -------      --------
  Net income (loss).........................................  $  0.08      $  (0.31)
                                                              -------      --------
Weighted average number of common shares:
  Basic.....................................................   31,165        31,082
  Effect of dilutive options outstanding....................      293            --
                                                              -------      --------
  Diluted...................................................   31,458        31,082
                                                              =======      ========

See accompanying notes to unaudited condensed consolidated financial statements.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

                 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
                          COMPREHENSIVE INCOME (LOSS)
                                 (IN THOUSANDS)

                                                                    THREE MONTHS
                                                                  ENDED MARCH 31,
                                                              ------------------------
                                                               1999          1998
                                                              -------    -------------
                                                                         (AS RESTATED,
                                                                            NOTE 6)
Net income (loss)...........................................  $ 2,386       $(9,726)
Net unrealized gain on investments, net of tax..............   18,644         4,702
                                                              -------       -------
Comprehensive income (loss).................................  $21,030       $(5,024)
                                                              =======       =======

See accompanying notes to unaudited condensed consolidated financial statements.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    THREE MONTHS
                                                                  ENDED MARCH 31,
                                                              ------------------------
                                                               1999          1998
                                                              -------    -------------
                                                                         (AS RESTATED,
                                                                            NOTE 6)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...........................................  $ 2,386      $ (9,726)
Cumulative effect of accounting principle change............       --        10,103
Other non-cash items........................................       24            --
Adjustments to reconcile net income (loss) to net cash
  provided (used) by operating activities:
  Depreciation and amortization.............................    1,126           837
  Provision for losses on accounts receivables..............       13            55
  Changes in operating assets and liabilities:
    Receivables.............................................     (376)       (2,113)
    Inventories.............................................    1,759           745
    Other current assets....................................     (280)         (550)
    Accounts payable........................................     (666)       (1,256)
    Accrued expenses........................................    1,016          (125)
    Deferred revenue........................................     (264)         (670)
                                                              -------      --------
    Net cash provided (used) by operating activities........    4,738        (2,700)
                                                              -------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short-term investments.........................     (754)      (15,399)
Purchases of long-term investments..........................   (1,797)       (9,295)
Maturities of short-term investments........................    3,575        12,233
Maturities of long-term investments.........................    5,669         1,403
Sales of short-term investments.............................       --           983
Additions to property and equipment.........................     (583)         (943)
Purchase of intangibles.....................................     (303)           --
Decrease in restricted cash.................................       --         1,264
Loan to Autonomous and deferred acquisition costs...........     (352)           --
Note receivable and other...................................     (149)           --
                                                              -------      --------
    Net cash provided (used) by investing activities........    5,306        (9,754)
                                                              -------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt................................   (1,250)       (2,500)
Payments of capital lease obligations.......................      (47)          (38)
Proceeds from exercise of stock options.....................       52            --
Proceeds from other shares issued...........................       --             3
Purchases of treasury stock.................................       --        (1,360)
                                                              -------      --------
    Net cash used by financing activities...................   (1,245)       (3,895)
                                                              -------      --------
Increase (decrease) in cash and cash equivalents............    8,799       (16,349)
Cash and cash equivalents at beginning of period............   31,314        33,720
                                                              -------      --------
Cash and cash equivalents at end of period..................  $40,113      $ 17,371
                                                              =======      ========
Supplemental cash flow information:
  Interest paid.............................................  $    96      $    336
  Income taxes paid.........................................  $    35      $     24

See accompanying notes to unaudited condensed consolidated financial statements.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1.  NATURE OF BUSINESS

       The operations of Summit Technology, Inc. and subsidiaries (the "Company") presently consist of two operating segments: (i) laser vision correction which includes manufacturing, selling and servicing laser systems and related products to correct vision disorders and collecting per procedure license fees from users of its systems and (ii) contact lenses and related products which are sold via mail order through its wholly-owned subsidiary, Lens Express, Inc. ("Lens").

       On April 29, 1999, the Company completed its acquisition of Orlando, FL-based Autonomous Technologies Corporation ("Autonomous") for approximately
11.2 million shares of the Company's common stock and $46.8 million in cash. The Company had entered into a definitive merger agreement with Autonomous to acquire all of Autonomous' outstanding shares in October 1998. As part of the agreement, the Company provided Autonomous an $8.0 million revolving line of credit under which Autonomous could borrow up to $1.5 million in any calendar month. One half of the amount outstanding under the revolver on the closing date of the transaction reduced the cash consideration paid by the Company. As of March 31, 1999, other current assets include $4,184 of costs related to this acquisition, of which $3,000 represents borrowings by Autonomous under the revolver and $1,184 represents deferred costs incurred in connection with this acquisition.

       The Company is continuing to evaluate its operations and strategies, which may result in the acquisition by the Company of one or more additional businesses, or additional dispositions of all or part of one or more of the Company's businesses.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Presentation: The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of the Company, these condensed consolidated financial statements contain all adjustments (consisting of only normal, recurring adjustments) necessary to present fairly the consolidated financial position, results of operations, comprehensive income (loss) and cash flows of the Company for the interim periods. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for the full year.

       Earnings Per Share: Basic earnings per share amounts are based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share amounts include the effect of all potential common shares, if dilutive, that were outstanding during the period.

       Reclassifications: Certain prior period information has been reclassified to conform with current period presentation of data.

3.  INVENTORIES

       Inventories consist of the following:

                                                              MARCH 31,    DECEMBER 31,
                                                                1999           1998
                                                              ---------    ------------
                                                                   (IN THOUSANDS)
Raw materials and subassemblies.............................   $ 5,634       $ 5,599
Work in process.............................................     1,239         1,244
Finished goods..............................................     8,771        10,560
                                                               -------       -------
    Total...................................................   $15,644       $17,403
                                                               =======       =======

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

4.  CONTINGENCIES

Contingencies

       The Company is a party to various litigation matters as described below. The Company believes that the allegations in all of the complaints against it in the actions described herein are without merit, and it intends to defend the actions vigorously. There can be no assurance that the Company will not be served with additional complaints of a similar nature in the future, that the Company will ultimately prevail in the pending or any possible additional actions, or that the actions, individually or in the aggregate, will not have a material adverse effect on the Company's financial position, results of operations, or cash flows. No provision for any loss that may result upon resolution of these matters has been made in the accompanying consolidated financial statements.

       Pillar Point Partners Antitrust and Patent Litigation. Pillar Point Partners, the Company, VISX and certain affiliates of the Company and VISX are presently involved in a series of patent and antitrust lawsuits which have been administratively consolidated for pretrial purposes in the United States District Court for the District of Arizona by the Federal Judicial Panel on Multidistrict Litigation ("MDL Panel"). These cases are presently pending as In re: Pillar Point Partners Antitrust and Patent Litigation (Civil Action No. MDL
1202) and are described below.

       Patent Litigation. Pillar Point Partners commenced patent infringement litigation against certain ophthalmologists believed to have used or be using homemade laser systems not licensed under patents held by Pillar Point Partners, as well as one alleged manufacturer of such laser systems. These actions were originally pending as Pillar Point Partners, et al. v. David Dulaney, et al. (U.S. District Court, District of Arizona, Civil Action No. 96-2051PHXPGR), Pillar Point Partners, et al. v. Jon G. Dishler, et al. (U.S. District Court, District of Colorado, Civil Action No. 96-N-2351), and Pillar Point Partners, et al. v. Jui-Teng Lin, et al. (U.S. District Court, Middle District of Florida, Civil Action No. 97-54-CV-ORL-22). The Dulaney action was subsequently settled. The defendant in the Dishler action has asserted counterclaims seeking declarations that the patents in suit are invalid and unenforceable and has also raised antitrust counterclaims.

       Federal Antitrust Litigation. In June, 1996, a Texas ophthalmologist, Robert G. Burlingame, sued Pillar Point, VISX, the Company and certain affiliates of VISX and the Company in the Federal District Court for the Northern District of California alleging that the defendants have violated and are violating federal and state antitrust laws and alleging fraud in connection with certain of the Company's sales and marketing activities.

       The plaintiff seeks, among other things, antitrust damages of at least $30 plus $2 to $3 per month until the date of judgment, trebling of those damages, compensatory and punitive damages on the fraud claim against the Company of at least $500 plus $2 to $3 per month until the date of judgment, attorney's fees, and a permanent injunction against future violations. On September 5, 1996, a Nevada ophthalmologist, John R. Shepherd, through his professional corporation, commenced a similar lawsuit against the same parties, in the same court, alleging substantially similar antitrust claims and seeking substantially similar relief, including damages before trebling of at least $125 plus $12 per month until the date of judgment. Plaintiff's counsel in the Shepherd case has indicated that he intends to seek certification of the case as a class action.

       On November 5, 1997, Antoine Garabet, M.D., Inc. and Abraham Shammas, M.D., Inc., d/b/a Laser Eye Center, sued Pillar Point, VISX, the Company and certain affiliates of VISX and the Company in the Federal District Court for the Northern District of California seeking a declaratory judgment that the patents held by Pillar Point are invalid and unenforceable on account of alleged antitrust violations and alleging fraud in connection with certain of the Company's sales and marketing activities. The plaintiffs seek, among other compensatory damages on the fraud claim against the Company of at least

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

$49, disgorgement of revenues and profits, punitive damages of an unspecified amount, injunctions against enforcement of the Pillar Point patents and against alleged continuing violations of the antitrust laws, attorneys' fees and costs. The Company has withdrawn its motion to dismiss and has filed a counterclaim for patent infringement against the plaintiffs and Antoine Garabet and Abraham Shammas, individually. On April 29, 1999, Antoine L. Garabet, M.D., Inc. and Abraham V. Shammas, M.D., Inc., both doing business as the Laser Eye Center, filed suit in the United States District Court for the Central District of California against the Company and Autonomous Technologies Corporation. The suit alleges violations of Section 7 of the Clayton Act, 15 U.S.C. ss. 18, Section 1 of the Sherman Act, and California unfair competition law, among other things, in connection with the Company's acquisition of Autonomous. The complaint seeks, among other things, unspecified treble damages, a permanent injunction barring consummation of the Company's acquisition of Autonomous, divestiture in the event that the acquisition is consummated, restitutionary relief, including disgorgement of alleged unlawful profits and the imposition of a constructive trust over alleged ill gotten gains, and attorneys' fees and costs. Plaintiffs also have threatened to seek a temporary restraining order, preliminary injunction, and other unspecified preliminary injunctive relief directed at the acquisition.

       In May, 1998, The Eye Professionals, P.A. of Millville, New Jersey commenced an action in the Federal District Court for the District of New Jersey against the Company and VISX. The case purports to be a class action on behalf of all individuals or entities that have paid a per-procedure fee directly to either defendant for use of a Summit or VISX laser to perform laser vision correction surgery. The complaint alleges, inter alia, price-fixing in violation of Section 1 of the Sherman Act. The action seeks, inter alia, treble damages, costs of suit, attorneys' fees, and various forms of declaratory and injunctive relief. Similar actions were also filed in May, 1998 by Metropolitan Eye Center and Outpatient Surgical Facility, Inc. in the U.S. District Court for the Northern District of California against the Company, VISX, Summit Partner, Inc., and VISX Partner, Inc., and by New England Laser Vision, Inc. in the U.S. District Court for the District of New Jersey against the Company and VISX. In August, 1998, David R. Shapiro, M.D., filed another similar purported class action against the Company and VISX in the United States District Court for the District of Arizona. Plaintiffs in each of these cases have agreed to consolidation of the four purported class actions and filed and served a single consolidated amended complaint. It purports to be a class action on behalf of all persons and entities (excluding governmental entities, defendants, subsidiaries and affiliates of defendants) in the United States who paid a per-procedure royalty to any defendant or any alleged co-conspirator or any subsidiary or affiliate thereof, at any time after September 1995. The Consolidated Amended Complaint seeks, among other things, unspecified treble damages on behalf of plaintiffs and the alleged class, along with attorneys' fees, costs, and injunctive and declaratory relief.

       In September, 1998, Laser Eye Center of Texas, L.L.P. and Warren D. Cross, M.D., filed a purported class action against the Company, Summit Partner, Inc., VISX, VISX, Partner, Inc., and Pillar Point Partners in the U.S. District Court for the Southern District of Texas. The suit purports to be a class action on behalf of all persons and entities who have paid money to defendants, or any of their subsidiaries, on a per procedure basis for the ability to use defendants' laser equipment or technology to perform laser vision correction surgery. Plaintiffs allege, among other things, violations of Sections 1 and 2 of the Sherman Act. They seek, among other things, treble damages on behalf of the alleged class, costs of suit, including attorneys' fees, and declaratory and injunctive relief. This case has now been transferred to the District of Arizona.

       Carolina Eye Associates, P.A. and Carolina-South Eye Associates filed suit against VISX and the Company in the U.S. District Court for the District of New Jersey on February 4, 1999. This action, like the consolidated federal actions described above. purports to be a class action on behalf of all persons and entities (excluding governmental entities, defendants, subsidiaries and affiliates of defendants) in the United States who paid a per-procedure royalty to any defendant or any alleged co-conspirator or any

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES subsidiary or affiliate thereof, at any time after September, 1995. The complaint alleges, among other things, price-fixing in violation of Section 1 of the Sherman Act and seeks, among other things, compensatory damages of at least $100,000 plus $8,300 per month from the filing of the complaint until the date of judgment, trebling of those damages, attorneys' fees, costs, and declaratory and injunctive relief. The Judicial Panel on Multidistrict Litigation has transferred this case to Federal District Court in Arizona.

       In late March, 1998, Janice Camp of Atlanta, Georgia commenced an action in Federal District Court for the District of Massachusetts against the Company and VISX. As amended in April, 1998, the complaint adds as a named plaintiff Jon Singer of Congers, New York. The case has been transferred to Federal District Court for the District of Arizona for consolidated pretrial proceedings. The case purports to be a class action on behalf of all similarly situated individuals who have undergone laser vision correction surgery. The complaint alleges, inter alia, price-fixing, monopolization, conspiracy to monopolize, violations of the Clayton Act, violations of the RICO Act, and violations of state consumer protection statutes. The action seeks, inter alia, treble damages, punitive or exemplary damages, costs of suit, attorneys' fees, and various forms of equitable relief, including disgorgement of ill-gotten gains and restitution. In response to defendants' motion to dismiss, plaintiffs have abandoned their federal antitrust claims. A Magistrate Judge has recommended that defendants' motion to dismiss the RICO and state law claims be granted.

       Consolidated California State Litigation. Beginning in late March, 1998, a number of actions brought by individuals under the Cartwright Act and California unfair competition laws were commenced against the Company, VISX, and related defendants in Superior Court of Santa Clara County. In May, 1998, these actions were consolidated as In re PRK/LASIK Consumer Litigation. In June, 1998, plaintiffs B.J. Snyder, Donna McMahan, Paula Mobsby, Helen Thomas, Carmen Ocariz, Martin Hermans, Ken Bartlett, Jackie Kirk, Grace Geniusz, Jocelyn Joseph, Andrew Stoddard, and Cynthia Brubecker filed an Amended Consolidated Master Complaint for Damages ("Amended Complaint") in this matter against the Company, Summit Partner, Inc., VISX, and VISX Partner, Inc. The Amended Complaint purports to be filed on behalf of a nationwide class of persons who have undergone excimer laser surgery with a laser manufactured by the Company or VISX. The Amended Complaint seeks, inter alia, unspecified compensatory damages, restitution and/or disgorgement of alleged ill-gotten gains, prejudgment and postjudgment interest, costs of suit, and attorneys' fees, as well as various forms of declaratory and injunctive relief, including an order permitting any person or entity with which the Company or VISX or both have entered into any agreement since June 3, 1992, for the purchase, license, or use of any of the Pillar Point Patents to withdraw from such agreement without penalty or obligation. The Company and Summit Partner, Inc. have filed an answer denying generally the allegations of the Amended Complaint in this litigation. James Ballard filed a similar suit against the Company, Summit Partner, Inc., VISX, VISX Partner, Inc., Pillar Point Partners, and other individual defendants in Superior Court of San Diego County. This suit has been transferred to Santa Clara County and consolidated as part of In re PRK/LASIK Consumer Litigation. The parties have stipulated to the conditional certification of a class of natural persons in California, Alabama, Arizona, the District of Columbia, Florida, Kansas, Maine, Michigan, Minnesota, Mississippi, New Mexico, New York, North Carolina, North Dakota, South Dakota, Tennessee, West Virginia, and Wisconsin who have undergone ophthalmic refractive surgery with an excimer laser manufactured by the Company or VISX.

       Other Antitrust and Patent Cases. In April, 1998, Penny Marks, an individual who allegedly has had laser vision correction surgery performed, commenced an action in Florida state court against the Company and VISX. The case purports to be a class action on behalf of all individuals similarly situated in the State of Florida. The complaint alleges various violations of the Florida Deceptive Trade and Unfair Practices Act. The complaint seeks unspecified damages, costs, expenses, and attorneys' fees, as well as declaratory and injunctive relief. Plaintiff has filed a motion seeking class certification.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

       In June, 1998, Barbara Worcester, an individual who allegedly has had laser vision correction surgery performed, filed an action in Wisconsin state court against the Company, Summit Partner, Inc., VISX, VISX Partner, Inc., and Pillar Point Partners. The case purports to be a class action on behalf of all Wisconsin purchasers of refractive laser surgery procedures. The complaint alleges violations of Chapter 133 of the Wisconsin Statutes. The complaint seeks unspecified treble damages, attorneys' fees and costs, and declaratory and injunctive relief. Defendants removed this action to federal court, and it has been transferred to the District of Arizona. Plaintiff has filed a motion seeking class certification. In January, 1999, Karen Frankson, Virginia Harmes, and Beth Luetschwager, three individuals who allegedly have had laser vision correction surgery performed, filed a similar purported class action in Wisconsin state court. Defendants removed this action to Federal District Court in Wisconsin, and it has been transferred to Federal District Court in Arizona.

       In May, 1999, Linda Brisson, an individual who allegedly has had laser vision correction surgery performed, commenced an action in Minnesota state court against the Company, VISX, Pillar Point Partners, and related defendants. The case purports to be a class action on behalf of all Minnesota purchasers of refractive laser surgery procedures. The complaint alleges, among other things, violations of Minnesota antitrust law. The complaint seeks, among other things, compensatory damages alleged to be at least in the millions of dollars, trebling of those damages, attorneys' fees and costs, and injunctive and other relief.

       Also in May, 1999, John Castino, an individual who allegedly has had laser vision correction surgery performed, commenced an action in Minnesota state court against the Company and VISX. The case purports to be a class action under various state antitrust laws on behalf of a purported class of all residents of Alabama, the District of Columbia, Hawaii, Kansas, Maine, Michigan, Minnesota, Mississippi, New Mexico, North Carolina, North Dakota, South Dakota, Tennessee, and Wisconsin who have paid for laser vision correction surgery. The complaint seeks, among other things, unspecified actual and multiple damages, attorneys' fees and costs, and injunctive and other relief.

       On December 28, 1998, Summit filed a patent infringement lawsuit in the United States District Court for the District of Massachusetts against Nidek, whose laser system recently received FDA approval. The suit alleges that Nidek's excimer laser system infringes certain of the Company's U.S. patents and seeks damages and injunctive relief. On January 29, 1999, a district court in Tokyo, Japan ruled against the Company in a patent infringement lawsuit which the Company initiated against Nidek in 1996. The Japanese lawsuit involved the Japanese counterpart of one of the two U.S. patents which the Company has alleged Nidek infringes in the U.S. lawsuit. The Company intends to appeal the Tokyo district court decision.

       Seriani Litigation. On October 26, 1992, Joseph Seriani brought suit against Lens and certain of its former shareholders in the Florida Circuit Court. The suit alleged violations of the Florida Civil Remedies for Criminal Practices Act -- the Florida civil RICO statute -- based on events which allegedly occurred in the mid-1980s. Seriani's claims against Lens were dismissed several times for failure to state a viable claim, but in each instance with leave to amend and refile. On May 15, 1996, the date of the Company's acquisition of Lens, Seriani and his wife Rhonda Seriani filed an amended complaint which included the Company as an additional defendant. On November 25, 1996, the Serianis voluntarily dismissed their action against the Company and on March 7, 1997 voluntarily dismissed their action against the remaining defendants, in each case without prejudice. On March 24, 1997, the Serianis commenced a new lawsuit against Lens and others in the United States District Court for the Southern District of Illinois, alleging substantially similar claims. The Company believes that the Serianis' suits against the Company and Lens are and were without merit.

       Shareholder Actions. Between August, 1996 and February, 1997 various shareholder actions were commenced against the Company and certain of its officers in the United States District Court for

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES the District of Massachusetts (the "District of Massachusetts") claiming, among other things, violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 arising out of public statements made by defendants. The actions were consolidated, by order of the Court entered December 2, 1996, as In re Summit Technology Securities Litigation, Civil Action No. 96-11589-JCT (the "Securities Litigation"). Plaintiffs seek certification of the action as a class action on behalf of all purchasers of the Company's common stock, other than defendants and certain affiliated persons and entities, between March 31, 1995 and July 3, 1996. They seek unspecified damages, interest, costs and expenses.

       On October 1, 1996 an additional action was commenced in the District of Massachusetts against the Company, its directors, certain of its officers and the four underwriters of the Company's October, 1995 Common Stock offering claiming violations of Sections 11, 12(2) and 15 of the Securities Act of 1933 arising out of alleged material misstatements of fact in the Registration Statement issued in connection with the offering. The action was coordinated with the Securities Litigation by order of the Court dated December 2, 1996. It also seeks unspecified damages, interest, costs and expenses.

       On December 20, 1996, a shareholder of the Company filed in the District of Massachusetts a derivative action, purportedly on behalf of the Company, against the Company as nominal defendant, its directors and certain of its present or former officers. This action was consolidated with the Securities Litigation by order of the Court entered July 22, 1997. The complaint alleges that the conduct of the individual defendants has exposed the Company to the expense and inconvenience of defending the Securities Litigation and has harmed the Company's reputation, thereby limiting its access to capital markets. It also alleges that the individual defendants improperly traded in the Company's Common Stock based upon material non-public information.

5.  BUSINESS SEGMENTS

       The Company is internally organized and operates in two operating segments: laser vision correction and contact lens and related products. The Company's laser vision correction business consists of manufacturing, selling and servicing laser systems and related products to correct vision disorders and collecting per procedure license fees from users of its systems. The Company's mail order contact lens business operates under its wholly-owned subsidiary, Lens. Lens is primarily a retailer and wholesaler of contact lens and related products.

       The category "Other" includes the Company's investments, interest income, interest expense and other non-operating income (expense).

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

                                                     LASER VISION   CONTACT LENS AND
                                                      CORRECTION    RELATED PRODUCTS    OTHER      TOTAL
                                                     ------------   ----------------   --------   --------
Revenues:
  Three Months Ended March 31, 1999................    $13,520          $12,164        $     --   $ 25,684
  Three Months Ended March 31, 1998 (as restated,
    Note 6)........................................     10,123           11,917              --     22,040
Income (loss) from continuing operations before
  provision for income taxes:
       Three Months Ended March 31, 1999...........    $   678          $   917        $    856   $  2,451
       Three Months Ended March 31, 1998 (as
         restated, Note 6).........................     (1,583)           1,302             682        401
Total assets:
  March 31, 1999...................................    $48,831          $11,280        $104,709   $164,820
  December 31, 1998................................     47,744           10,048          87,133    144,925

6.  RESTATEMENT

       During the fourth quarter of 1998, the Company changed its method of accounting for membership fee revenues which were previously recognized when received. Under the new accounting method, the Company recognizes membership fee revenues ratably over the term of the membership, which is one to five years. Adoption of the new method resulted in a one-time charge of $10,103, or $.32 per basic and diluted share, representing the cumulative effect of adopting the new accounting principle as of January 1, 1998. The Company has restated the first three quarters of 1998 in accordance with SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements".

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Summit Technology, Inc.:

       We have audited the accompanying consolidated balance sheet of Summit Technology, Inc. and subsidiaries (the "Company") as of December 31, 1998 and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements.

       We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1998 and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

       As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for membership fee revenues in 1998.

                                          /s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 17, 1999

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Summit Technology, Inc.:

       We have audited the accompanying consolidated balance sheet of Summit Technology, Inc. and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Technology, Inc. and subsidiaries at December 31, 1997, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP
                                          KPMG LLP

Boston, Massachusetts
March 6, 1998, except as to Note 11, which is as of March 27, 1998, and except for the restatement referred to in Note 18, as to which the date is March 9, 1999

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                1998        1997
                                                              --------    --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 31,314    $ 33,720
  Short-term investments....................................    33,295      26,770
  Receivables, net of allowances of $1,399 in 1998 and $758
    in 1997.................................................    12,764       8,896
  Inventories...............................................    17,403      14,494
  Other current assets......................................     5,965       2,046
  Restricted cash...........................................        --       1,264
                                                              --------    --------
    Total current assets....................................   100,741      87,190
Long-term investments.......................................    25,253      13,583
Property and equipment, net.................................     8,802       8,593
Patents and other intangibles, net..........................     7,497       4,769
Other assets................................................     2,632         968
                                                              --------    --------
    TOTAL ASSETS............................................  $144,925    $115,103
                                                              ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  4,132    $  4,482
  Accrued expenses..........................................     5,081       7,225
  Current maturities of long-term debt......................     6,431       5,142
  Deferred revenue..........................................     6,144       2,937
                                                              --------    --------
    Total current liabilities...............................    21,788      19,786
Deferred revenue -- noncurrent..............................     3,653          --
Long-term debt, less current maturities.....................       150       6,330
                                                              --------    --------
    TOTAL LIABILITIES.......................................  $ 25,591    $ 26,116
                                                              ========    ========
COMMITMENTS AND CONTINGENCIES
Stockholders' equity:
  Preferred stock, $.01 par value...........................        --          --
    Authorized 5,000,000 shares; none issued
  Common stock, $.01 par value
    Authorized 60,000,000 shares; issued 31,322,880 shares
      in 1998 and 31,299,803 shares in 1997; outstanding
      31,153,765 shares in 1998 and 31,293,678 shares in
      1997..................................................       314         313
  Additional paid-in capital................................   149,482     147,907
  Accumulated deficit.......................................   (20,219)    (47,789)
  Accumulated other comprehensive loss......................    (9,411)    (11,284)
  Treasury stock, at cost, 169,115 shares in 1998 and 6,125
    shares in 1997..........................................      (832)       (160)
                                                              --------    --------
    Total stockholders' equity..............................   119,334      88,987
                                                              --------    --------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..............  $144,925    $115,103
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                1998       1997        1996
                                                              --------    -------    --------
Revenues:
  Systems...................................................  $ 14,105    $ 7,589    $ 11,484
  License fees, service and other...........................    30,782     25,486      14,465
  Contact lens and related products.........................    46,754     46,575      47,963
                                                              --------    -------    --------
    Total revenues..........................................    91,641     79,650      73,912
                                                              ========    =======    ========
Cost of revenues:
  Systems...................................................    11,333      8,490      13,776
  License fees, service and other...........................    12,187      9,788       9,366
  Contact lens and related products.........................    28,800     31,721      33,173
                                                              --------    -------    --------
    Total cost of revenues..................................    52,320     49,999      56,315
                                                              ========    =======    ========
Gross profit................................................    39,321     29,651      17,597
                                                              ========    =======    ========
Operating expenses:
  Selling, general and administrative expenses..............    30,217     24,131      30,340
  Research, development and regulatory......................     7,223      6,213       5,892
                                                              --------    -------    --------
    Total operating expenses................................    37,440     30,344      36,232
                                                              ========    =======    ========
Operating income (loss) from continuing operations..........     1,881       (693)    (18,635)
Litigation settlement, net of related expenses..............    34,386         --          --
Interest income.............................................     4,351      4,019       5,500
Interest expense............................................      (780)    (1,195)       (166)
Other income (expense)......................................     1,913     (1,166)       (146)
                                                              --------    -------    --------
Income (loss) from continuing operations before provision
  for income taxes..........................................    41,751        965     (13,447)
Provision for income taxes..................................     5,021        137          44
                                                              --------    -------    --------
Income (loss) from continuing operations....................    36,730        828     (13,491)
Gain on sale of discontinued operations, net of tax.........       943     23,910          --
Loss from discontinued operations...........................        --     (3,340)    (23,366)
                                                              --------    -------    --------
Income (loss) before cumulative effect of accounting
  principle change..........................................    37,673     21,398     (36,857)
Cumulative effect of accounting principle change, net of
  tax.......................................................   (10,103)        --          --
                                                              --------    -------    --------
Net income (loss)...........................................  $ 27,570    $21,398    $(36,857)
                                                              ========    =======    ========
Income (loss) from continuing operations....................  $   1.17    $  0.03    $  (0.43)
Gain on sale of discontinued operations, net of tax.........      0.03       0.76          --
Loss from discontinued operations...........................        --      (0.11)      (0.75)
                                                              --------    -------    --------
Income (loss) before cumulative effect of accounting
  principle change..........................................      1.20       0.68       (1.18)
Cumulative effect of accounting principle change, net of
  tax.......................................................     (0.32)        --          --
                                                              --------    -------    --------
Net income (loss)...........................................  $   0.88    $  0.68    $  (1.18)
                                                              ========    =======    ========
WEIGHTED-AVERAGE NUMBER OF COMMON SHARES:
  Basic.....................................................    31,244     31,400      31,174
  Effect of dilutive stock options outstanding..............        48        191          --
                                                              --------    -------    --------
  Diluted...................................................    31,292     31,591      31,174
                                                              ========    =======    ========
PRO FORMA AMOUNTS ASSUMING ACCOUNTING PRINCIPLE CHANGE HAD
  BEEN APPLIED RETROACTIVELY:
  Net income (loss).........................................  $ 37,673    $22,682    $(37,772)
  Net income (loss) per share basic and diluted.............  $   1.20    $  0.72    $  (1.21)

          See accompanying notes to consolidated financial statements.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                 (IN THOUSANDS)

                                                               1998        1997        1996
                                                              -------    --------    --------
Net income (loss)...........................................  $27,570    $ 21,398    $(36,857)
Net unrealized gain (loss) on investments, net of tax.......    1,873     (11,284)         --
                                                              -------    --------    --------
Comprehensive income (loss).................................  $29,443    $ 10,114    $(36,857)
                                                              =======    ========    ========

          See accompanying notes to consolidated financial statements.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                 (IN THOUSANDS)

                                                                                 ACCUMULATED
                                   COMMON STOCK      ADDITIONAL                     OTHER        TREASURY STOCK         TOTAL
                                ------------------    PAID-IN     ACCUMULATED   COMPREHENSIVE   -----------------   STOCKHOLDERS'
                                SHARES   PAR VALUE    CAPITAL       DEFICIT     INCOME (LOSS)   SHARES   AT COST       EQUITY
                                ------   ---------   ----------   -----------   -------------   ------   --------   -------------
BALANCE AT JANUARY 1, 1996....  30,935     $309       $170,392     $(32,330)      $     --         (5)   $   (132)    $138,239
Exercise of stock options.....     184        2          1,396           --             --         (1)        (28)       1,370
Other shares issued...........       9        1             94           --             --         --          --           95
Shares canceled...............    (103)      (1)          (899)          --             --         --          --         (900)
Net loss......................      --       --             --      (36,857)            --         --          --      (36,857)
                                ------     ----       --------     --------       --------       ----    --------     --------
BALANCE AT DECEMBER 31,
  1996........................  31,025      311        170,983      (69,187)            --         (6)       (160)     101,947
Exercise of stock options.....      40       --            214           --             --         --          --          214
Other shares issued...........     235        2            335           --             --         --          --          337
Dividend......................      --       --        (23,625)          --             --         --          --      (23,625)
Net unrealized loss on
  investment..................      --       --             --           --        (11,284)        --          --      (11,284)
Net income....................      --       --             --       21,398             --         --          --       21,398
                                ------     ----       --------     --------       --------       ----    --------     --------
BALANCE AT DECEMBER 31,
  1997........................  31,300      313        147,907      (47,789)       (11,284)        (6)       (160)      88,987
Exercise of stock options.....       7       --             37           --             --         --          --           37
Other shares issued...........      16        1             72           --             --         --          --           73
Net unrealized gain on
  investment..................      --       --             --           --          1,873         --          --        1,873
Purchases of treasury stock...      --       --             --           --             --       (381)     (1,855)      (1,855)
Effect of adjustment to Lens
  acquisition exchange
  ratio.......................      --       --         (1,351)          --             --        218       1,183         (168)
Tax benefit related to stock
  options.....................      --       --          2,817           --             --         --          --        2,817
Net income....................      --       --             --       27,570             --         --          --       27,570
                                ------     ----       --------     --------       --------       ----    --------     --------
BALANCE AT DECEMBER 31,
  1998........................  31,323     $314       $149,482     $(20,219)      $ (9,411)      (169)   $   (832)    $119,334
                                ======     ====       ========     ========       ========       ====    ========     ========

          See accompanying notes to consolidated financial statements.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                 (IN THOUSANDS)

                                                                1998       1997       1996
                                                              --------   --------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $ 27,570   $ 21,398   $ (36,857)
  Cumulative effect of accounting principle change..........    10,103         --          --
  Gain on sale of discontinued operations...................      (943)   (23,910)         --
  Loss on investment........................................        --        675          --
  Gain on sale of assets....................................    (1,981)        --          --
  Adjustments to reconcile net income (loss) to net cash
    provided (used) by operating activities:
    Depreciation and amortization...........................     3,743      3,301       3,605
    Provision for losses on accounts receivables............       838        245         186
    Changes in operating assets and liabilities:
    Receivables.............................................    (4,706)      (588)      7,407
      Inventories...........................................    (2,909)     1,354        (145)
      Other current assets..................................       221        282      (1,368)
      Accounts payable......................................      (350)       711      (2,603)
      Accrued expenses......................................     1,644      1,083      (3,314)
      Deferred revenue......................................    (3,243)      (697)        209
      Operating activities of discontinued operations.......        --    (14,653)      4,858
                                                              --------   --------   ---------
Net cash provided (used) by operating activities............    29,987    (10,799)    (28,022)
                                                              --------   --------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments.......................   (53,063)   (46,196)   (109,185)
  Purchases of long-term investments........................   (24,670)    (9,686)     (9,718)
  Maturities of short-term investments......................    39,630     26,557      37,050
  Maturities of long-term investments.......................     6,590      7,715      12,021
  Sales of short-term investments...........................     6,908     12,262      74,349
  Sales of long-term investments............................     8,115      5,166       2,510
  Additions to property and equipment.......................    (3,022)    (1,834)     (5,593)
  Proceeds from sale of assets..............................     1,990         --          --
  Purchase of patents and other intangibles.................    (3,346)        --        (553)
  Decrease in restricted cash...............................     1,264        238          33
  Loan to Autonomous and deferred acquisition costs.........    (3,832)        --          --
  Note receivable and other.................................    (2,000)       892         666
  Investing activities of discontinued operations...........        --      9,948     (16,403)
                                                              --------   --------   ---------
Net cash provided (used) by investing activities............   (25,436)     5,062     (14,823)
                                                              --------   --------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt..................        --         --      20,000
  Repayments of long-term debt..............................    (5,000)    (5,000)     (3,750)
  Repayments under line of credit...........................        --         --      (3,000)
  Payments of capital lease obligations.....................      (212)      (246)       (266)
  Proceeds from exercise of stock options...................        37        214         480
  Proceeds from other shares issued.........................        73        337          85
  Purchases of treasury stock...............................    (1,855)        --          --
  Financing activities of discontinued operations...........        --        139        (994)
                                                              --------   --------   ---------
Net cash provided (used) by financing activities............    (6,957)    (4,556)     12,555
Decrease in cash and cash equivalents.......................    (2,406)   (10,293)    (30,290)
Cash and cash equivalents, beginning of year................    33,720     44,013      74,303
                                                              --------   --------   ---------
Cash and cash equivalents, end of year......................  $ 31,314   $ 33,720   $  44,013
                                                              ========   ========   =========
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid...............................................  $    820   $  1,108   $     272
Income taxes paid...........................................  $  2,186   $    106   $      57

          See accompanying notes to consolidated financial statements.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                 YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

1.  NATURE OF BUSINESS

       The operations of Summit Technology, Inc. and subsidiaries (the "Company") presently consist of two operating segments: (i) laser vision correction which includes manufacturing, selling and servicing laser systems and related products to correct vision disorders and collecting per procedure license fees from users of its systems and (ii) contact lenses and related products which are sold via mail order through its wholly-owned subsidiary, Lens Express, Inc. ("Lens").

       On April 29, 1999, the Company completed its acquisition of Orlando, FL-based Autonomous Technologies Corporation ("Autonomous") for approximately
11.2 million shares of the Company's common stock and $46.8 million in cash. The Company had entered into a definitive merger agreement with Autonomous to acquire all of Autonomous' outstanding shares in October 1998. As part of the agreement, the Company provided Autonomous an $8.0 million revolving line of credit under which Autonomous could borrow up to $1.5 million in any calendar month. One half of the amount outstanding under the revolver on the closing date of the transaction reduced the cash consideration paid by the Company. As of March 31, 1999, other current assets include $4.2 million of costs related to this acquisition, of which $3.0 million represents borrowings by Autonomous under the revolver and $1.2 million represents deferred costs incurred in connection with this acquisition.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

       The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

       The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of intercompany accounts and transactions.

Revenue Recognition

       The Company recognizes revenue on product sales when the products are shipped and the customer takes ownership and assumes risk of loss. The cost of any product upgrade obligation is accrued when the product is shipped. Additionally, the Company provides installation, training and a one-year warranty on its laser system. The costs to provide these services are incidental to the sale and are accrued when the sale is recognized. Advance payments received by the Company for products or services are recorded as deferred revenue. Service contract revenue is recognized ratably over the term of the contract. The Company recognizes revenue under laser equipment operating leases based upon the terms of the contract. Non-refundable per procedure license fees are recognized upon shipment of Omnicards which are required to perform laser vision correction procedures with the Company's equipment in the U.S. The Company accounted for its interest in Pillar Point Partners ("PPP") using the equity method of accounting and recorded its equity in the net income of PPP as "license fees, service and other revenues" (see Note 4).

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

Accounting Principle Change

       Customers of Lens pay membership fees which entitle members to purchase contact lens and related products at member prices. During the fourth quarter of 1998, the Company changed its method of accounting for membership fee revenues which were previously recognized when received. Under the new accounting method, the Company recognizes membership fee revenues ratably over the term of the membership, which is one to five years. The Company believes that this method is preferable because it spreads revenue over the period that benefits are provided to members. In accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 20, "Accounting Changes," the Company recorded a one-time charge of $10,103, or $.32 per basic and diluted share, representing the cumulative effect of adopting the new accounting principle as of January 1, 1998. Adoption of the new standard resulted in a $2,583 increase in 1998 contact lens and related products revenues.

Cash Equivalents

       Cash equivalents consist of certificates of deposit and highly liquid debt instruments with original maturities of three months or less.

Short and Long-term Investments

       Short-term investments consist of investments that will mature within twelve months of the balance sheet date. Long-term investments consist primarily of investments that will mature greater than twelve months from the balance sheet date. The Company considers its investments as available-for-sale and carries the investments at market value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are included in other comprehensive income. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. These investments primarily consist of U.S. government securities, mortgage-backed securities, equity securities and investment grade corporate bonds.

Inventories

       Inventories are stated at the lower of cost or market value, cost being determined using the first-in, first-out method.

Property and Equipment

       Property and equipment is stated at cost. Property and equipment under capital leases is stated at the lower of the present value of future minimum lease payments or fair market value at the beginning of the lease term. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Amortization of property and equipment held under capital leases and leasehold improvements is calculated using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

       Useful lives for property and equipment is as follows:

Leasehold improvements......................................  5-10 years
Manufacturing and test equipment............................  3-10 years
Furniture, fixtures and office equipment....................  3-10 years
Laser equipment held for lease..............................  3 years

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

Patents and Other Intangibles

       Patents consist of purchased patents and patent application costs. Patents are amortized using the straight-line method over the patent's economic life ranging from nine to twenty years. Other intangibles include purchased licenses and customer databases. Purchased licenses are amortized over, five years using the straight-line method and customer databases are amortized on an accelerated method over six years based upon expected customer turnover. The carrying values of patents and other intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Restricted Cash

       As of December 31, 1997, restricted cash of $1,264 represented a bond posted by the Company to enforce an injunction issued by a German court. The related litigation has been resolved in the Company's favor.

Income Taxes

       Deferred tax assets and liabilities have been established for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements and tax returns. These deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using currently enacted tax rates that are expected to be in effect during the years in which the differences are anticipated to reverse.

Foreign Currency Translation

       The functional currency of the Company's foreign operations is the U.S. dollar. Assets, liabilities and expenses related to foreign operations are remeasured in U.S. dollars at the appropriate exchange rates. Gains and losses resulting from remeasurement are included in other income (expense).

Advertising Expense

       The Company expenses advertising costs when the advertising takes place. For the years ended December 31, 1998, 1997 and 1996, the Company's advertising expense was $2,741, $3,683 and $6,346, respectively.

Foreign Currency Management

       The Company enters into forward exchange contracts to reduce exposure to exchange rate risk associated with transactions in the ordinary course of business, primarily payments to vendors and employees in foreign currency. The forward exchange contracts establish a specific exchange rate at which the Company will sell U.S. dollars at a future date and have maturities not exceeding twelve months. Exchange gains or losses on forward exchange contracts are recognized in other income (expense) when the contracts are settled. In 1998, the Company recorded a loss of $32, representing the estimated fair value, for outstanding forward exchange contracts at December 31, 1998 which had a notional value of $3,000. There were no forward exchange contracts outstanding at December 31, 1997.

Fair Value

       The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates fair value because of the short-term maturity of these items. The fair market value of long-term debt approximates the carrying value due to the floating interest rate.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

Concentration of Credit Risk

       The Company's financial instruments subject to credit risk are primarily cash and cash equivalents, short- and long-term investments, trade receivables and forward contracts. The Company places its investments and enters into forward exchange contracts with major financial institutions. Investments primarily consist of highly rated debt instruments to meet liquidity needs and to preserve the principal. The Company limits its credit risk of U.S. receivables by obtaining commitments from a third-party leasing company. The Company limits its credit risk of international receivables by using distributors with proven credit history or by requiring irrevocable letters of credit.

Stock-Based Compensation

       The Company accounts for stock based compensation in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees."

Earnings Per Share

       Basic earnings per share amounts are based on the weighted-average number of common shares outstanding during the year. Diluted earnings per share amounts include the effect of all potential common shares, if dilutive, that were outstanding during the year.

Reclassifications

       Certain prior year information has been reclassified to conform with present year presentation of data. See Note 4.

New Accounting Standards

       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 1999. Under SFAS No. 133, companies will be required to recognize derivative instruments on the balance sheet at their fair value and report corresponding gains or losses either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. The Company has not completed its assessment of the consolidated financial statement impact of adopting the new standard.

3.  DISCONTINUED OPERATIONS

       In January 1997, the Company announced its plan to discontinue its Vision Center business owned and operated by Refractive Centers International, Inc. ("RCII"), a wholly-owned subsidiary of the Company. Accordingly, the results of operations for this business were classified as discontinued operations at December 31, 1996.

       On August 18, 1997, the Company sold RCII to LCA-Vision Inc. ("LCA") in exchange for 16,164,361 newly issued shares of LCA common stock. The sale of the discontinued operations resulted in a net gain of $23,910, which included a gain on the sale of net assets held for discontinued operations and accruals for other estimated costs to be incurred in connection with the sale of RCII and distribution of LCA common stock. On December 29, 1997, the Company distributed 9,000,000 shares of LCA common stock to its shareholders in the form of a dividend. Due to the distribution, the Company recorded a loss on investment of $675, representing the difference between the fair market value of LCA common stock on the dividend declaration date of $23,625 and its cost basis of $24,300. The remaining shares are held by the Company and have been classified as a long-term investment available for sale. As

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES of December 31, 1998 and 1997, the Company owned 17.3% and 19.5%, respectively, of LCA's outstanding common stock.

       In the fourth quarter of 1998, the Company reversed an accrual related to the sale of discontinued operations, which resulted in an additional gain on the sale of discontinued operations of $943.

4.  PILLAR POINT PARTNERS

       Prior to June 1998, the Company participated in per procedure license fees from its ownership interest in PPP, a partnership formed by the Company and VISX, Inc. ("VISX") to hold certain U.S. patents covering excimer laser systems and procedures. On June 4, 1998, the Company and VISX entered into a settlement agreement that dissolved PPP and granted to each other worldwide, royalty-free cross-licenses to all of their respective U.S. and foreign patents in the field of laser ablation of corneal tissue, including all patents that were included or includable in PPP. Under the terms of the settlement, the Company received a payment from VISX of $35,000 and recorded a gain of $34,386, net of expenses associated with the settlement. Subsequent to the dissolution of PPP, the Company retains 100% of all per procedure license fees performed on its systems.

       The Company records as license fees, service and other revenues its equity (approximately 44%) in the net income of PPP, which was $922, $10,682, and $6,674 for the years ended December 31, 1998, 1997 and 1996, respectively.

5.  INVENTORIES

       Inventories consist of the following:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
Raw materials and subassemblies.............................  $ 5,599    $ 3,195
Work in process.............................................    1,244      2,147
Finished goods..............................................   10,560      9,152
                                                              -------    -------
    Total...................................................  $17,403    $14,494
                                                              =======    =======

6.  PROPERTY AND EQUIPMENT

       Property and equipment consist of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
Leasehold improvements......................................  $  1,828    $  1,611
Manufacturing and test equipment............................     8,771       8,360
Furniture, fixtures and office equipment....................     8,585       6,896
Laser equipment held for leases.............................     4,450       5,093
                                                              --------    --------
                                                                23,634      21,960
Less accumulated depreciation...............................   (14,832)    (13,367)
                                                              --------    --------
    Net property and equipment..............................  $  8,802    $  8,593
                                                              ========    ========

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

       Laser equipment held for leases is held under operating leases with customers. Rental revenue from these leases was $2,649, $2,319 and $332 in 1998, 1997 and 1996, respectively. Accumulated depreciation on leased equipment as of December 31, 1998 and 1997 was $1,827 and $1,966, respectively. At December 31, 1998, $2,427 of future minimum lease payments were due to the Company over the next four years pursuant to the operating lease agreements.

7.  PATENTS AND OTHER INTANGIBLES

       Patents and other intangibles consist of the following:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
Patents.....................................................  $ 6,610    $ 6,617
Licenses and customer databases.............................    3,346         --
Less accumulated amortization...............................   (2,459)    (1,848)
                                                              -------    -------
                                                              $ 7,497    $ 4,769
                                                              =======    =======

8.  ACCRUED EXPENSES

       Accrued expenses consist of the following:

                                                                DECEMBER 31,
                                                              ----------------
                                                               1998      1997
                                                              ------    ------
Accrued compensation and benefits...........................  $1,322    $1,427
Accrued warranty costs......................................     646       342
Other accrued expenses......................................   2,997     3,603
Accrued costs related to sale of discontinued operations....     116     1,853
                                                              ------    ------
    Total...................................................  $5,081    $7,225
                                                              ======    ======

9.  LEASING AND FINANCING ARRANGEMENTS

Leases

       Capital lease obligations consist of amounts due under equipment lease agreements. At December 31, 1998, the cost and accumulated depreciation of the related equipment was $745 and $431, respectively. The Company leases its facilities in the U.S. under operating leases expiring in 2000 and 2002. The Company leases an office and manufacturing facility in Ireland under an operating lease expiring in 2026. Rent expense was approximately $732, $751 and $898 for the years ended December 31, 1998, 1997, and 1996, respectively.

Financing Arrangements

       In 1996, the Company entered into a loan agreement consisting of a $20,000 unsecured revolving credit facility ("facility") and a $20,000 unsecured term loan ("term loan"). The loan agreement contains the following financial covenants: debt service coverage ratio, interest coverage ratio, leverage ratio, minimum net worth and quick ratio. The loan agreement also includes restrictions on the Company's ability to incur additional indebtedness, to create liens, to make certain guarantees, loans, advances and investments and to merge or consolidate with other entities and to dispose of material assets. The

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

$20,000 facility expired in March 1999 and allowed the Company to borrow at LIBOR plus 75 to 125 basis points, based upon the financial results of the Company or the prime rate. As of December 31, 1998 there were no borrowings under the facility. The term loan requires quarterly principal payments of $1,250 and monthly interest payments calculated at prime rate.

       In the fourth quarter of 1998, the Company's loan to Autonomous placed the Company in technical default of a loan agreement covenant. This default permits the lenders to accelerate payment of the remaining balance of the term loan. Accordingly, the outstanding balance of the term loan of $6,250 as of December 31, 1998 has been included in current maturities of long-term debt. The interest rate of the term loan at December 31, 1998 was 7.75%.

       The Company believes that consummation of the Autonomous acquisition will place the Company in technical default of certain covenants included in the loan agreement and place a significant strain on the Company's liquidity. The cash consideration to be paid to Autonomous stockholders of up to $50.0 million represents approximately 68% of the Company's cash and cash equivalent balances and short and long-term investments excluding the value of LCA common stock and net of the term loan at December 31, 1998. The Company is currently negotiating with its existing and other institutions for a new line of credit of approximately $20 million to $25 million. The Company is currently evaluating its options regarding debt and borrowing capacity. The Company believes that its existing corporate resources are adequate for at least the next twelve months to meet working capital needs and to fund corporate requirements.

       At December 31, 1998, future payments of the term loan and capital leases and minimum rental payments under noncancellable operating leases were as follows:

                                                                              TOTAL
                                                                            LONG-TERM    OPERATING
                                             TERM LOAN    CAPITAL LEASES      DEBT        LEASES
                                             ---------    --------------    ---------    ---------
Year ending December 31:
1999.......................................   $6,250           $193          $6,443       $  861
2000.......................................       --            129             129          740
2001.......................................       --             34              34          419
2002.......................................       --             --              --          328
2003.......................................       --             --              --          140
Thereafter.................................       --             --                        3,285
                                              ------           ----          ------       ------
Minimum future payments....................    6,250            356           6,606       $5,773
                                                                                          ======
Less amounts representing interest.........                      25              25
                                              ------           ----          ------
Long-term debt.............................    6,250            331           6,581
Less current maturities of long-term
  debt.....................................    6,250            181           6,431
                                              ------           ----          ------
Long-term debt, less current maturities....   $   --           $150          $  150
                                              ======           ====          ======

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

10.  STOCKHOLDERS' EQUITY

Common and Preferred Stock

       The Company has authorized 5,000,000 shares of preferred stock at $.01 par value and 60,000,000 shares of common stock at $.01 par value. The terms and conditions of the preferred stock, including any preferences and dividends, will not be established until such time, if ever, as such shares are issued by the Company.

Stock Option Plans

       In March 1987, the Company adopted a Stock Option Plan (the "1987 Plan") which permitted the Company to grant both incentive and non-incentive stock options to employees. The 1987 Plan expired by its terms in March 1997 and the Company adopted the 1997 Stock Option Plan (the "1997 Plan"). A total of 3,107,415 shares and 1,500,000 shares of common stock were authorized by the Board of Directors (the "Board") for issuance under the 1987 Plan and the 1997 Plan, respectively. The 1997 Plan permits the Company to grant stock options (incentive and non-incentive) and stock appreciation rights to employees, members of the Board, consultants and advisors. Options generally vest within 3 years of grant date and must be exercised not later than 10 years from the date of grant.

       The Company also has a Stock Option Plan for Outside Directors (the "Directors' Plan") under which a total of 75,000 shares of common stock have been authorized for issuance. Options granted under the Directors' Plan vest one year from grant date and must be exercised not later than 10 years from the date of grant.

       The following table summarizes activity under the 1987 Plan, 1997 Plan and the Directors' Plan (collectively, the "Plans") for each of the three years in the period ended December 31, 1998:

                                                      NUMBER      WEIGHTED-AVERAGE
                                                     OF SHARES    PRICE PER SHARE
                                                     ---------    ----------------
Options outstanding, January 1, 1996...............    703,075         $14.14
  Options granted..................................    832,161           6.23
  Options lapsed or canceled.......................   (329,012          17.76
  Options exercised................................   (184,308)          7.58
                                                     ---------
Options outstanding, December 31, 1996.............  1,021,916           7.72
  Options granted..................................    697,684           6.81
  Options lapsed or canceled.......................   (195,355)          9.25
  Options exercised................................    (39,822)          5.39
                                                     ---------
Options outstanding, December 31, 1997.............  1,484,423           7.16
  Options granted..................................    627,918           3.95
  Options lapsed or canceled.......................   (296,700)          8.88
  Options exercised................................     (6,850)          5.38
                                                     ---------
Options outstanding, December 31, 1998.............  1,808,791         $ 5.77
                                                     =========         ======

       Options to purchase 780,524 shares, 622,879 shares and 482,324 shares were exercisable under the plans at December 31, 1998, 1997 and 1996, with a weighted-average exercise price per share of $6.88, $7.92 and $7.82, respectively. In 1997, options to purchase 225,000 shares, which were granted in 1989 under a separate executive stock option agreement, were exercised. In 1998 and 1996, options to

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                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

purchase 100,000 shares and 130,342 shares, respectively, were repriced through cancellation and reissuance. The number of shares of common stock reserved for granting of future options under the Plans was 321,225 shares, 829,635 shares and 210,256 shares at December 31, 1998, 1997 and 1996, respectively. The weighted-average fair value of options granted during 1998, 1997 and 1996 was $2.66, $3.94 and $3.43 per option, respectively.

       The following table summarizes certain information relating to outstanding and exercisable options under the Plans at December 31, 1998:

                               OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
---------------------------------------------------------------------------------   ---------------------
                                                        WEIGHTED-       WEIGHTED-               WEIGHTED-
                                                         AVERAGE         AVERAGE                 AVERAGE
RANGES OF                                 NUMBER        REMAINING       EXERCISE     NUMBER     EXERCISE
EXERCISE PRICES                          OF SHARES   CONTRACTUAL LIFE     PRICE     OF SHARES     PRICE
---------------                          ---------   ----------------   ---------   ---------   ---------
$ 3.50 to $ 5.38                         1,073,892         8.4           $ 4.51      458,907     $ 5.26
  5.50 to   7.75                           622,925         8.5             6.11      217,143       6.09
 10.50 to  14.87                            72,200         4.8            13.88       72,200      13.88
 17.33 to  25.31                            39,774         6.2            19.41       32,274      19.66

       The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted-average assumptions:

                                                       1998       1997       1996
                                                      -------    -------    -------
Expected life.......................................  4 years    4 years    4 years
Interest rate.......................................     5.02%      6.19%      6.18%
Volatility..........................................     77.6%      70.5%      65.3%
Dividend yield......................................        0%         0%         0%

       If the Company had recorded compensation expense for the Plans and the Employee Stock Purchase Plan under the provisions of SFAS No. 123, net income
(loss) would have decreased (increased) by $1.4 million, $1.2 million and $(1.5) million in 1998, 1997 and 1996, respectively and ($.05, $.04 and $(.05) per basic and diluted share, respectively). The fair values of the options granted are assumed to have been recognized as compensation expense on a straight-line basis over the vesting period of the grant.

Employee Stock Purchase Plan

       In May 1991, the Company adopted an Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan is available to all eligible full-time employees, excluding those owning 5% or more of the Company's common stock. Pursuant to the Purchase Plan, employees can purchase the Company's common stock, at 85% of fair market value, in an amount up to 5% of the employee's wages during the semi-annual plan purchase period. Under the Purchase Plan, the Company sold 2,291 shares, 907 shares and 1,051 shares in 1998, 1997 and 1996, respectively.

Shareholder Rights Plan

       In March 1990, the Board adopted a Shareholder Rights Plan ("Rights Plan") pursuant to which each stockholder of the Company holds one currently non-exercisable right ("Right") for each share of common stock beneficially held. The Rights become exercisable upon the occurrence of a "Distribution Date," whereupon the holder is entitled to purchase from the Company one-quarter of a share of

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                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Generally, a Distribution Date occurs if (a) a person or group becomes a beneficial owner of 15% or more of the Company's outstanding shares of Common Stock without the prior approval of the Board ("Acquiring Person"), or (b) ten business days lapse following the commencement of, or announcement of an intention to make, a tender or exchange offer for the common stock not approved by the Board, which, if consummated, would result in a person or group becoming a beneficial owner of 15% or more of the Company's outstanding shares of Common Stock.

       If a person or group becomes an Acquiring Person, a "Flip-In Event" thereby occurs concurrently with the Distribution Date, with the effect that each Right (other than those owned by such Acquiring Person) will entitle its holder to obtain common stock having a market value of eight times the Right's exercise price for a purchase price equal to four times the exercise price of the Rights, in effect allowing a Rights holder to purchase a fixed amount of the Company's common stock at a discount of 50% off the market price. If a person or group becomes an Acquiring Person (hence triggering a Flip-In Event), and thereafter the Company is involved in a merger or other business combination with the Acquiring Person where the Company is not the surviving entity and the holders of the Company's common stock are not the holders of all of the surviving entity's common stock, or the sale of 50% or more of the Company's assets and earning power to the Acquiring Person occurs (a "Flip-Over Event"), each Right (other than those owned by the Acquiring Person) will then entitle the holder to obtain eight times the Right's exercise price for a purchase price equal to four times the exercise price of the Rights.

11.  COMMITMENTS AND CONTINGENCIES

Commitments

       During 1991, the Irish Development Authority ("IDA") agreed to reimburse the Company up to approximately $740 for rent, training and fixed asset acquisition costs incurred in conjunction with the opening of its manufacturing facility in Cork, Ireland. The Company may be required to repay the grants if the facility is closed within eight years of the final grant drawdown. As of December 31, 1998, the Company has received approximately $662 from the IDA under these agreements.

       In February 1992, the Company entered into a licensing agreement which granted the Company use of a patent covering excimer laser ablation of tissue under which the Company pays a royalty of 2% of the net selling price of its Excimer Systems sold or leased in the U.S. and certain other countries. The Company also licenses certain laser patents under which it pays royalties. The Company also pays royalties based upon the net selling price of its microkeratomes. Royalty expense related to laser system and microkeratome sales were $153, $37 and $448 in 1998, 1997 and 1996, respectively.

Contingencies

       The Company is a party to various litigation matters as described below. The Company believes that the allegations in all of the complaints against it in the actions described herein are without merit, and it intends to defend the actions vigorously. There can be no assurance that the Company will not be served with additional complaints of a similar nature in the future, that the Company will ultimately prevail in the pending or any possible additional actions, or that the actions, individually or in the aggregate, will not have a material adverse effect on the Company's financial position, results of operations, or cash flows. No provision for any loss that may result upon resolution of these matters has been made in the accompanying consolidated financial statements.

       Pillar Point Partners Antitrust And Patent Litigation. Pillar Point Partners, the Company, VISX and certain affiliates of the Company and VISX are presently involved in a series of patent and antitrust lawsuits which have been administratively consolidated for pretrial purposes in the United States District

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                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Court for the District of Arizona by the Federal Judicial Panel on Multidistrict Litigation ("MDL Panel"). These cases are presently pending as In re: Pillar Point Partners Antitrust and Patent Litigation (Civil Action No. MDL 1202) and are described below.

       Patent Litigation. Pillar Point Partners commenced patent infringement litigation against certain ophthalmologists believed to have used or be using homemade laser systems not licensed under patents held by Pillar Point Partners, as well as one alleged manufacturer of such laser systems. These actions were originally pending as Pillar Point Partners, et al. v. David Dulaney, et al. (U.S. District Court, District of Arizona, Civil Action No. 96-2051PHXPGR), Pillar Point Partners, et al. v. Jon G. Dishler, et al. (U.S. District Court, District of Colorado, Civil Action No. 96-N-2351), and Pillar Point Partners, et al. v. Jui-Teng Lin, et al. (U.S. District Court, Middle District of Florida, Civil Action No. 97-54-CV-ORL-22). The defendants in the Dulaney and Dishler actions have asserted counterclaims seeking declarations that the patents in suit are invalid and unenforceable. Those defendants have also raised antitrust and Lanham Act counterclaims. A settlement has been reached in the Dulaney action, and a stipulation of dismissal has been lodged with the court.

       Federal Antitrust Litigation. In June, 1996, a Texas ophthalmologist, Robert G. Burlingame, sued Pillar Point, VISX, the Company and certain affiliates of VISX and the Company in the Federal District Court for the Northern District of California alleging that the defendants have violated and are violating federal and state antitrust laws and alleging fraud in connection with certain of the Company's sales and marketing activities. The plaintiff seeks, things, antitrust damages of at least $30 plus $2 to $3 per month until the date of judgment, trebling of those damages, compensatory and punitive damages on the fraud claim against the Company of at least $500 plus $2 to $3 per month until the date of judgment, attorney's fees, and a permanent injunction against future violations. On September 5, 1996, a Nevada ophthalmologist, John R. Shepherd, through his professional corporation, commenced a similar lawsuit against the same parties, in the same court, alleging substantially similar antitrust claims and seeking substantially similar relief, including damages before trebling of at least $125 plus $12 per month until the date of judgment. The Company has denied the substantive allegations in these actions. Plaintiff's counsel in the Shepherd case has indicated that he intends to seek certification of the case as a class action.

       On November 5, 1997, Antoine Garabet, M.D., Inc. and Abraham Shammas, M.D., Inc., d/b/a Laser Eye Center, sued Pillar Point, VISX, the Company and certain affiliates of VISX and the Company in the Federal District Court for the Northern District of California seeking a declaratory judgment that the patents held by Pillar Point are invalid and unenforceable on account of alleged antitrust violations and alleging fraud in connection with certain of the Company's sales and marketing activities. The plaintiffs seek compensatory damages on the fraud claim against the Company of at least $49, disgorgement of revenues and profits, punitive damages of an unspecified amount, injunctions against enforcement of the Pillar Point patents and against alleged continuing violations of the antitrust laws, attorneys' fees and costs. The Company has withdrawn its motion to dismiss and has filed a counterclaim for patent infringement against the plaintiffs and Antoine Garabet and Abraham Shammas, individually. On March 12, 1999, the Company was served with a complaint filed against it and Antoine Garabet, M.D., by Kathy Tedesco. In her complaint, Ms. Tedesco alleges that she was negligently treated for farsightedness by Dr. Garabet on a Company laser and asserts strict liability claims against the Company as manufacturer. The complaint seeks unspecified compensatory and punitive damages. The Company has never provided Dr. Garabet with equipment, software or service, nor are Company systems presently approved for treatment of farsightedness in the U.S. The Tedesco matter has been turned over to the Company's insurer. It is presently pending in the Superior Court of Los Angeles County, California, as Case No. B0203838.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

       In May, 1998, The Eye Professionals, P.A. of Millville, New Jersey commenced an action in the Federal District Court for the District of New Jersey against the Company and VISX. The case purports to be a class action on behalf of all individuals or entities that have paid a per-procedure fee directly to either defendant for use of a Summit or VISX laser to perform laser vision correction surgery. The complaint alleges, inter alia, price-fixing in violation of Section 1 of the Sherman Act. The action seeks, inter alia, treble damages, costs of suit, attorneys' fees, and various forms of declaratory and injunctive relief. Similar actions were also filed in May, 1998 by metropolitan Eye Center and Outpatient Surgical Facility, Inc. in the U.S. District Court for the Northern District of California against the Company, VISX, Summit Partner, Inc., and VISX Partner, Inc., and by New England Laser Vision, Inc. in the U.S. District Court for the District of New Jersey against the Company and VISX. In August, 1998, David R. Shapiro, M.D., filed another similar purported class action against the Company and VISX in the United States District Court for the District of Arizona. Plaintiffs in each of these cases have agreed to consolidation of the four purported class actions and filed and served a single consolidated amended complaint. It purports to be a class action on behalf of all persons and entities (excluding governmental entities, defendants, subsidiaries and affiliates of defendants) in the United States who paid a per-procedure royalty to any defendant or any alleged co-conspirator or any subsidiary or affiliate thereof, at any time after September 1995. The Consolidated Amended Complaint seeks, among other things, unspecified treble damages on behalf of plaintiffs and the alleged class, along with attorneys' fees, costs, and injunctive and declaratory relief.

       In September, 1998, Laser Eye Center of Texas, L.L.P. and Warren D. Cross, M.D., filed a purported class action against the Company, Summit Partner, Inc., VISX, VISX, Partner, Inc., and Pillar Point Partners in the U.S. District Court for the Southern District of Texas. The suit purports to be a class action on behalf of all persons and entities who have paid money to defendants, or any of their subsidiaries, on a per procedure basis for the ability to use defendants' laser equipment or technology to perform laser vision correction surgery. Plaintiffs allege, among other things, violations of Sections 1 and 2 of the Sherman Act. They seek, among other things, treble damages on behalf of the alleged class, costs of suit, including attorneys' fees, and declaratory and injunctive relief. This case has now been transferred to the District of Arizona.

       In late March, 1998, Janice Camp of Atlanta, Georgia commenced an action in Federal District Court for the District of Massachusetts against the Company and VISX. As amended in April, 1998, the complaint adds as a named plaintiff Jon Singer of Congers, New York. The case has been transferred to Federal District Court for the District of Arizona for consolidated pretrial proceedings. The case purports to be a class action on behalf of all similarly situated individuals who have undergone laser vision correction surgery. The complaint alleges, inter alia, price-fixing, monopolization, conspiracy to monopolize, violations of the Clayton Act, violations of the RICO Act, and violations of state consumer protection statutes. The action seeks, inter alia, treble damages, punitive or exemplary damages, costs of suit, attorneys' fees, and various forms of equitable relief, including disgorgement of ill-gotten gains and restitution. In response to defendants' motion to dismiss, plaintiffs have abandoned their federal antitrust claims. A Magistrate Judge has recommended that defendants' motion to dismiss the RICO and state law claims be granted.

       Consolidated California State Litigation. Beginning in late March, 1998, a number of actions brought by individuals under the Cartwright Act and California unfair competition laws were commenced against the Company, VISX, and related defendants in Superior Court of Santa Clara County. In May, 1998, these actions were consolidated as In re PRK/LASIK Consumer Litigation. In June, 1998, plaintiffs B.J. Snyder, Donna McMahan, Paula Mobsby, Helen Thomas, Carmen Ocariz, Martin Hermans, Ken Bartlett, Jackie Kirk, Grace Geniusz, Jocelyn Joseph, Andrew Stoddard, and Cynthia Brubecker filed an Amended Consolidated Master Complaint for Damages ("Amended Complaint") in this matter against the Company, Summit Partner, Inc., VISX, and VISX Partner, Inc. The Amended
                                      F-31
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                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Complaint purports to be filed on behalf of a nationwide class of persons who have undergone excimer laser surgery with a laser manufactured by the Company or VISX. The Amended Complaint seeks, inter alia, unspecified compensatory damages, restitution and/or disgorgement of alleged ill-gotten gains, prejudgment and postjudgment interest, costs of suit, and attorneys' fees, as well as various forms of declaratory and injunctive relief, including an order permitting any person or entity with which the Company or VISX or both have entered into any agreement since June 3, 1992, for the purchase, license, or use of any of the Pillar Point Patents to withdraw from such agreement without penalty or obligation. The Company and Summit Partner, Inc. have filed an answer denying generally the allegations of the Amended Complaint in this litigation. James Ballard filed a similar suit against the Company, Summit Partner, Inc., VISX, VISX Partner, Inc., Pillar Point Partners, and other individual defendants in Superior Court of San Diego County. This suit has been transferred to Santa Clara County and consolidated as part of In re PRK/LASIK Consumer Litigation.

       Other Antitrust and Patent Cases. In April, 1998, Penny Marks, an individual who allegedly has had laser vision correction surgery performed, commenced an action in Florida state court against the Company and VISX. The case purports to be a class action on behalf of all individuals similarly situated in the State of Florida. The complaint alleges various violations of the Florida Deceptive Trade and Unfair Practices Act. The complaint seeks unspecified damages, costs, expenses, and attorneys' fees, as well as declaratory and injunctive relief. Plaintiff has filed a motion seeking class certification.

       In June, 1998, Barbara Worcester, an individual who allegedly has had laser vision correction surgery performed, filed an action in Wisconsin state court against the Company, Summit Partner, Inc., VISX, VISX Partner, Inc., and Pillar Point Partners. The case purports to be a class action on behalf of all Wisconsin purchasers of refractive laser surgery procedures. The complaint alleges violations of Chapter 133 of the Wisconsin Statutes. The complaint seeks unspecified treble damages, attorneys' fees and costs, and declaratory and injunctive relief. Defendants removed this action to federal court, and it has been transferred to the District of Arizona. In January, 1999, Karen Frankson, Virginia Harmes, and Beth Luetschwager, three individuals who allegedly have had laser vision correction surgery performed, filed a similar purported class action in Wisconsin state court. Defendants have removed this action to Federal District Court in Wisconsin and are seeking to have it transferred to Federal District Court in Arizona.

       In addition, the Company has recently become aware of a suit filed against VISX and the Company in the U.S. District Court for the District of New Jersey on February 4, 1999, by Carolina Eye Associates, P.A. and Carolina-South Eye Associates. This action, like the consolidated federal actions described above. purports to be a class action on behalf of all persons and entities (excluding governmental entities, defendants, subsidiaries and affiliates of defendants) in the United States who paid a per-procedure royalty to any defendant or any alleged co-conspirator or any subsidiary or affiliate thereof, at any time after September, 1995. The complaint alleges, among other things, price-fixing in violation of Section 1 of the Sherman Act and seeks, among other things, compensatory damages of at least $100 plus $8 per month from the filing of the complaint until the date of judgment, trebling of those damages, attorneys' fees, costs, and declaratory and injunctive relief.

       On December 28, 1998, Summit filed a patent infringement lawsuit in the United States District Court for the District of Massachusetts against Nidek, whose laser system recently received FDA approval. The suit alleges that Nidek's excimer laser system infringes certain of the Company's U.S. patents and seeks damages and injunctive relief. On January 29, 1999, a district court in Tokyo, Japan ruled against the Company in a patent infringement lawsuit which the Company initiated against Nidek in 1996. The Japanese lawsuit involved the Japanese counterpart of one of the two U.S. patents which the Company has alleged Nidek infringes in the U.S. lawsuit. The Company intends to appeal the Tokyo district court decision.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

       In July, 1997, John Taboada filed a complaint in the United States District Court for the Western District of Texas against Stephen L. Trokel, VISX, VISX Partner, Inc., Summit Partner, Inc., and Pillar Point Partners. In December, 1997, Taboada amended his complaint to include the Company as an additional defendant. Taboada seeks a declaration that he is either the sole inventor or a joint inventor of U.S. Patent No. 5,108,388 (the " '388 Patent") which names Dr. Trokel as the inventor. The '388 Patent has been assigned to VISX and is licensed to Pillar Point Partners. Taboada also seeks to recover royalties paid to one or more of the defendants for licenses granted under '388 Patent, charges defendants with infringement of the '388 Patent, alleges Lanham Act claims, and seeks monetary damages and injunctive relief. On February 23, 1999, the court granted summary judgement in favor of the Company, Summit Partner, Inc. and Pillar Point Partners.

       Seriani Litigation. On October 26, 1992, Joseph Seriani brought suit against Lens and certain of its former shareholders in the Florida Circuit Court. The suit alleged violations of the Florida Civil Remedies for Criminal Practices Act -- the Florida civil RICO statute -- based on events which allegedly occurred in the mid-1980s. Seriani's claims against Lens were dismissed several times for failure to state a viable claim, but in each instance with leave to amend and refile. On May 15, 1996, the date of the Company's acquisition of Lens, Seriani and his wife Rhonda Seriani filed an amended complaint which included the Company as an additional defendant. On November 25, 1996, the Serianis voluntarily dismissed their action against the Company and on March 7, 1997 voluntarily dismissed their action against the remaining defendants, in each case without prejudice. On March 24, 1997, the Serianis commenced a new lawsuit against Lens and others in the United States District Court for the Southern District of Illinois, alleging substantially similar claims. The Company believes that the Serianis' suits against the Company and Lens are and were without merit.

       Lens Express Employee Litigation. On or about February, 1997, a former employee allegedly filed an administrative complaint with the Florida Commission on Human Relations against Lens and a former employee of Lens, alleging sexual discrimination and harassment by the former employee, retaliatory demotion, and constructive discharge. On or about May, 1997, a current employee filed an administrative complaint with the same Florida agency, also alleging sexual discrimination and harassment by the same former employee. The Florida Commission referred both complaints to the U.S. Equal Employment Opportunity Commission for investigation. No administrative investigations were completed before each complainant, represented by the same counsel, sued Lens and the former employee in Florida state court on or about September, 1997. Each complaint alleges sexual discrimination and harassment under the Florida Civil Rights Act and various other state common law claims; the former employee also alleges retaliatory demotion under the Florida Civil Rights Act. Each plaintiff seeks a court order prohibiting such alleged discrimination as well as unspecified compensatory and punitive damages. Lens answered each complaint, denying the allegations. On or about June 15, 1998, Lens settled all claims of the current employee for a nominal amount and without admitting any wrongdoing or liability. On or about October 30, 1998, another current employee filed an administrative complaint with the same Florida agency against Lens, alleging sexual discrimination by the same former employee and retaliation. Soon thereafter, this current employee filed a complaint in Florida state court against Lens and the former employee alleging battery, intentional infliction of emotional distress, invasion of privacy, negligent infliction of emotional distress, and false imprisonment against both Lens and the former employee, and negligent retention and supervision and negligent investigation against Lens. While Lens believes the claims in both remaining cases to be without merit, there can be no assurance that it will prevail in either litigation. Lens cannot predict the range of possible compensatory damages, if any, or whether punitive damages may be assessed.

       Lens Express Woodstock Litigation. On or about April, 1997, three then current and two former employees sued Lens, ten employees and four former employees of Lens, alleging racial discrimination under 42 USC ss. 1981. The plaintiffs sought an unspecified amount of compensatory damages, punitive

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES damages, lost wages and a court order declaring the alleged conduct unlawful. Lens and the other employees denied the allegations; the former employees apparently were never served with the complaint. After the Court dismissed most claims in plaintiffs' third amended complaint, plaintiffs filed a fourth amended complaint in which they dropped claims against most of the individual defendants. Lens moved to dismiss the fourth amended complaint, and plaintiffs requested leave to file yet another amendment, which was granted. This case was pending as Woodstock, et al. v. Lens Express, Inc., et al., in the United States District Court for the Southern District of Florida, Case No. 97-6529-CIV-Hurley. Lens made offers of judgement for .75 to each plaintiff; one plaintiff accepted the offer. Thereafter, two former employees settled for nominal amounts and the two remaining current employees resigned and also settled for nominal amounts.

       Lester Swartz Litigation. On or about June 23, 1998, a former Lens customer service representative filed a pro se complaint in federal court asserting eleven counts against Lens, the Company and numerous individual officers and employees of both corporations. The claims asserted are conspiracy, violation of Florida's Whistleblower Act, civil theft, fraud and deceit, breach of contract, breach of duty, gross negligence, negligent representations, negligent supervision, negligent infliction of emotional distress, and intentional infliction of emotional distress. Mr. Swartz alleges he suffered an "emotional explosion" as a result of the customer complaints he received in his position as a customer service representative at Lens. Mr. Swartz claims that Lens' sales department engaged in unlawful activities that, in turn, resulted in the customer complaints that caused this event. Mr. Swartz claims Lens promised him an indefinite leave of absence from work until he recovered and was fired when he did not return to work after two months. The complaint seeks unspecified compensatory damages for financial and emotional injury. Lens Express and the Company moved to dismiss the complaint on October 27, 1998 and served Mr. Swartz with a copy of a motion seeking sanctions for filing a frivolous lawsuit. By Orders dated January 29, 1999, a United States Magistrate Judge recommended dismissal of the entire complaint and denial of the motion for sanctions. Mr. Schwartz filed objections to the Magistrate Judge's recommendation of dismissal of the entire complaint. On March 3, 1999, the court issued an Order adopting the Magistrate Judge's recommendation and dismissed the case without prejudice. The Company believes the allegations of the complaint were without merit and that meritorious defenses to liability and damages, if any, exist as a matter of fact and law.

       Shareholder Actions. Between August, 1996 and February, 1997 various shareholder actions were commenced against the Company and certain of its officers in the United States District Court for the District of Massachusetts (the "District of Massachusetts") claiming, among other things, violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 arising out of public statements made by defendants. The actions were consolidated, by order of the Court entered December 2, 1996, as In re Summit Technology Securities Litigation, Civil Action No. 96-11589-JCT (the "Securities Litigation"). Plaintiffs seek certification of the action as a class action on behalf of all purchasers of the Company's common stock, other than defendants and certain affiliated persons and entities, between March 31, 1995 and July 3, 1996. They seek unspecified damages, interest, costs and expenses.

       On October 1, 1996 an additional action was commenced in the District of Massachusetts against the Company, its directors, certain of its officers and the four underwriters of the Company's October, 1995 Common Stock offering claiming violations of Sections 11, 12(2) and 15 of the Securities Act of 1933 arising out of alleged material misstatements of fact in the Registration Statement issued in connection with the offering. The action was coordinated with the Securities Litigation by order of the Court dated December 2, 1996. It also seeks unspecified damages, interest, costs and expenses.

       On December 20, 1996, a shareholder of the Company filed in the District of Massachusetts a derivative action, purportedly on behalf of the Company, against the Company as nominal defendant, its directors and certain of its present or former officers. This action was consolidated with the Securities

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

Litigation by order of the Court entered July 22, 1997. The complaint alleges that the conduct of the individual defendants has exposed the Company to the expense and inconvenience of defending the Securities Litigation and has harmed the Company's reputation, thereby limiting its access to capital markets. It also alleges that the individual defendants improperly traded in the Company's Common Stock based upon material non-public information.

12.  INCOME TAXES

       The domestic and foreign components of income (loss) from continuing operations before provision for income taxes are as follows:

                                                             DECEMBER 31,
                                                     -----------------------------
                                                      1998       1997       1996
                                                     -------    ------    --------
Domestic...........................................  $39,245    $1,475    $ (8,521)
Foreign............................................    2,506      (510)     (4,926)
                                                     -------    ------    --------
                                                     $41,751    $  965    $(13,447)
                                                     =======    ======    ========

       The provision for income taxes is summarized as follows:

                                                             DECEMBER 31,
                                                    ------------------------------
                                                      1998       1997       1996
                                                    --------    -------    -------
Current:
  Federal.........................................  $    789    $   (60)   $    --
  State...........................................     1,314        195         44
  Foreign.........................................       105          2         --
                                                    --------    -------    -------
                                                       2,208        137         44
                                                    --------    -------    -------
Deferred:
  Federal.........................................    14,293     (4,873)    (4,854)
  State...........................................      (470)      (510)       216
  Tax benefit of stock options....................     2,817         --         --
                                                    --------    -------    -------
                                                      16,640     (5,383)    (4,638)
                                                    --------    -------    -------
Change in valuation allowance.....................   (13,827)     5,383      4,638
                                                    --------    -------    -------
Total.............................................  $  5,021    $   137    $    44
                                                    ========    =======    =======

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

       The appropriate tax effect of each type of temporary difference and carryforward that gives rise to the deferred tax assets and liabilities are as follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
Deferred tax asset:
    Net operating loss......................................  $  1,552    $ 19,926
    Deferred revenue........................................     3,155          --
    Unrealized loss on marketable securities................     3,764       4,514
    Research and development credit.........................       684         684
    Alternative minimum tax credit..........................       789          --
    Inventory reserves......................................     1,205         145
    Other temporary differences.............................     1,023         778
                                                              --------    --------
  Subtotal..................................................    12,172      26,047
  Less valuation allowance..................................   (11,251)    (25,078)
                                                              --------    --------
                                                                   921         969
                                                              --------    --------
  Deferred tax liability:
    Patent costs............................................       427         441
    Depreciation............................................       494         528
                                                              --------    --------
                                                                   921         969
                                                              --------    --------
  Net deferred tax asset....................................  $     --    $     --
                                                              ========    ========

       Due to the uncertainty of the Company generating future taxable income, the Company has recorded a valuation allowance against its deferred tax assets which more than likely will not be realized. The decrease in the valuation allowance in 1998 of $13,827 was due primarily to utilization of net operating loss carryforwards. The increase in the valuation allowance in 1997 of $5,383 was due primarily to an increase in deferred tax assets.

       The provision for income taxes differs from the amount computed by applying the federal income tax rate of 35% as a result of the following:

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                1998      1997      1996
                                                              --------    -----    -------
Expected expense (benefit) at federal income tax rate.......  $ 14,613    $ 338    $(4,706)
Foreign, state, and other taxes, net of federal benefit.....       920       53         46
Change in valuation allowance for deferred tax assets
  allocated to income tax expense...........................   (11,010)    (490)     4,638
Other.......................................................       498      236         66
                                                              --------    -----    -------
Provision for income tax....................................  $  5,021    $ 137    $    44
                                                              ========    =====    =======

       At December 31, 1998, the Company had an operating loss carryforward of $4,434 and tax credit carryforwards of $1,473 available to offset future federal taxable income. Net operating loss and tax credit

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES benefits related to stock options of $3,025 will be credited to additional paid-in capital when realized. The entire operating loss carryforward expires in 2012. Research and experimentation credit carryforwards of approximately $684 expire in the years 2001 through 2008 and the alternative minimum tax credit of $789 does not expire.

       There are no unremitted earnings in the Company's foreign subsidiaries.

13.  RETIREMENT PLANS

       The Company sponsors defined contribution retirement plans (the "retirement plans"). Employees may contribute various percentages of their salary subject to contribution limits defined by the Internal Revenue Code. The Company may, at its discretion, match in cash or common stock the employee's contributions. For the years ended December 31, 1998, 1997 and 1996, the Company contributed cash and/or common stock valued at $172, $63 and $127, respectively, representing its matching contribution to the retirement plans.

14.  SUPPLEMENTAL CASH FLOW INFORMATION

       For the year ended December 31, 1998, non-cash transactions included $321 for capital lease obligations incurred, and $1,183 for stock distributed to former Lens owners as an adjustment of the exchange ratio in the Lens acquisition and related distribution of $168 of LCA common stock to former Lens owners. For the year ended December 31, 1997, other non-cash transactions include proceeds of 16.2 million shares of LCA common stock valued at $43,644 from the sale of discontinued operations and dividend distribution of 9.0 million shares of LCA common stock valued at $23,625 on declaration date. For the year ended December 31, 1996, non-cash transactions included $49 for capital lease obligations incurred.

15.  INVESTMENT SECURITIES

       The fair value of short and long term investment securities at December 31, 1998 and 1997 were as follows:

                                                               1998       1997
                                                              -------    -------
Corporate bonds.............................................  $42,528    $28,050
Mortgage-backed securities..................................    3,954      2,248
Other debt securities.......................................    1,412      1,012
U.S. Government securities..................................      889        983
                                                              -------    -------
Total debt securities.......................................   48,783     32,293
LCA common stock............................................    9,765      8,060
                                                              -------    -------
                                                              $58,548    $40,353
                                                              =======    =======

       At December 31, 1998 and 1997, the cost of the equity security was $19,176 and $19,344, respectively and the related unrealized loss of $9,411 and $11,284, respectively, was included in accumulated other comprehensive loss. The cost of debt securities approximates fair value at December 31, 1998 and 1997.

       Gross realized gains included in other income in 1998, 1997 and 1996 were $22, $185 and $104, respectively, and gross realized losses included in other income in 1998, 1997 and 1996 were $1, $721 and $70, respectively.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

       Contractual maturities of debt securities at fair value at December 31, 1998 and 1997 were as follows:

                                                               1998       1997
                                                              -------    -------
Due within one year.........................................  $33,295    $26,770
Due after one year within five years........................   14,838      4,773
Due after ten years.........................................      650        750
                                                              -------    -------
Total debt securities.......................................  $48,783    $32,293
                                                              =======    =======

16.  BUSINESS SEGMENTS

       In 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related information", effective for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report selected information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial statements.

       The Company is internally organized and operates in two operating segments: laser vision correction and contact lens and related products. The Company's laser vision correction business consists of manufacturing, selling and servicing laser systems and related products to correct vision disorders and collecting per procedure license fees from users of its systems. The Company's mail order contact lens business operates under its wholly-owned subsidiary, Lens. Lens is primarily a retailer and wholesaler of contact lens and related products.

       The category "Other" includes the Company's investments, interest income, interest expense and other non-operating income (expense).

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

                                                                  CONTACT LENS
                                                  LASER VISION    AND RELATED
                                                   CORRECTION       PRODUCTS       OTHER      TOTAL
                                                  ------------    ------------    -------    --------
1998
  Revenues......................................    $ 44,887        $46,754       $    --    $ 91,641
  Income (loss) from continuing operations
    before provision for income taxes...........      29,950          6,317         5,484      41,751
  Total assets..................................      47,744         10,048        87,133     144,925
                                                    ========        =======       =======    ========
1997
  Revenues......................................      33,075         46,575            --      79,650
  Income (loss) from continuing operations
    before provisions for income taxes..........      (2,708)         2,015         1,658         965
  Total assets..................................      37,024          8,975        69,104     115,103
                                                    ========        =======       =======    ========
1996
  Revenues......................................      25,949         47,963            --      73,912
  Income (loss) from continuing operations
    before provisions for income taxes..........     (18,873)           238         5,188     (13,447)
  Total assets..................................      46,632          8,071        78,957     133,660
                                                    ========        =======       =======    ========

       For the following geographic area data, revenues are attributed to geographic regions based on the location of the customer and property and equipment (net) are attributed to its physical location.

                                                               1998       1997       1996
                                                              -------    -------    -------
Revenues
  United States.............................................  $81,909    $70,931    $66,122
  Other foreign countries...................................    9,732      8,719      7,790
                                                              -------    -------    -------
Total revenues..............................................  $91,641    $79,650    $73,912
                                                              =======    =======    =======

                                                                DECEMBER 31,
                                                              ----------------
                                                               1998      1997
                                                              ------    ------
Property and equipment (net)
  United States.............................................  $7,768    $7,618
  Ireland...................................................   1,034       975
                                                              ------    ------
Total property and equipment (net)..........................  $8,802    $8,593
                                                              ======    ======

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

17.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

       During the fourth quarter of 1998, the Company changed its method of accounting for membership fee revenues which were previously recognized when received. Under the new accounting method, the Company recognizes membership fee revenues ratably over the term of the membership, which is one to five years. Adoption of the new method resulted in a one-time charge of $10,103, or $.32 per basic and diluted share, representing the cumulative effect of adopting the new accounting principle as of January 1, 1998. The Company has restated the first three quarters of 1998 in accordance with SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements" as follows:

                                                                         QUARTER
                                     --------------------------------------------------------------------------------
                                             FIRST                  SECOND                   THIRD            FOURTH
                                     ---------------------   ---------------------   ---------------------   --------
                                                    AS                      AS                      AS
                                        AS      PREVIOUSLY      AS      PREVIOUSLY      AS      PREVIOUSLY      AS
                                     RESTATED    REPORTED    RESTATED    REPORTED    RESTATED    REPORTED    RESTATED
                                     --------   ----------   --------   ----------   --------   ----------   --------
1998
Revenues...........................  $ 22,040    $21,840     $24,100     $23,396     $23,141     $22,284     $22,360
Gross profit.......................     8,732      8,532       9,945       9,241      10,147       9,290      10,497
Income from continuing
  operations.......................       377        177      31,208      30,504       1,555         698       3,590
Gain on sale of discontinued
  operations.......................        --         --          --          --          --          --         943
Income before cumulative effect of
  accounting principle change......       377        177      31,208      30,504       1,555         698       4,533
Cumulative effect of accounting
  principle change.................   (10,103)        --          --          --          --          --          --
Net income (loss)..................    (9,726)       177      31,208      30,054       1,555         698       4,533
BASIC AND DILUTED EARNINGS PER
  SHARE (UNLESS OTHERWISE
  INDICATED):
Income from continuing
  operations.......................  $   0.01    $  0.01     $  1.00     $  0.98(1)  $  0.05     $  0.02     $  0.12
Gain on sale of discontinued
  operations.......................        --         --          --          --          --          --        0.03
Income before cumulative effect of
  accounting principle change......      0.01       0.01        1.00        0.98(1)     0.05        0.02        0.15
Cumulative effect of accounting
  principle change.................     (0.32)        --          --          --          --          --          --
Net income (loss)..................     (0.31)      0.01        1.00        0.98(1)     0.05        0.02        0.15
                                     ========    =======     =======     =======     =======     =======     =======

                                                                            QUARTER
                                                            ----------------------------------------
                                                             FIRST     SECOND      THIRD     FOURTH
                                                            -------    -------    -------    -------
1997
Revenues..................................................  $18,353    $21,106    $20,322    $19,869
Gross profit..............................................    6,372      8,663      7,520      7,096
Income (loss) from continuing operations..................   (1,400)     2,572         24       (368)
Gain on sale of discontinued operations...................       --         --     23,910         --
Loss from discontinued operations.........................       --         --     (3,340)        --
Net income (loss).........................................   (1,400)     2,572     20,594       (368)

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

                                                                            QUARTER
                                                            ----------------------------------------
                                                             FIRST     SECOND      THIRD     FOURTH
                                                            -------    -------    -------    -------
BASIC AND DILUTED EARNINGS PER SHARE:
  Income (loss) from continuing operations................  $ (0.04)   $  0.08    $    --    $ (0.01)
  Gain on sale of discounted operations...................       --         --       0.76         --
  Loss from discontinued operations.......................       --         --      (0.11)        --
  Net income (loss).......................................    (0.04)      0.08       0.65      (0.01)
                                                            =======    =======    =======    =======

-------------------------

(1) Diluted -- $0.97

18.  RESTATEMENT

       In response to a review by the Staff of the Securities and Exchange Commission, the Company has restated its consolidated financial statements as of December 31, 1997 and for the year then ended, for transactions related to the sale of the Company's discontinued operations (see Note 3) and has filed such restated financial statements in an Annual Report on Form 10-K/A for the year ended December 31, 1997. With guidance from the Staff, the 16,164,361 newly issued shares of LCA common stock, representing the proceeds from the sale, were valued at a 10% discount from the market price of LCA common stock which resulted in a gain on the sale of discontinued operations of $23,910 in the third quarter of 1997, compared to a gain of $10,771 that the Company had previously recognized. In connection with the distribution of 9,000,000 shares of LCA common stock, the Company recorded a one-time non-cash loss on investment of $675 in the fourth quarter of 1997, representing the difference between the fair market value of LCA common stock on the dividend declaration date of $23,625 and its cost basis of $24,300. Previously, the distribution of LCA common stock was recorded at cost.

                  UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

       The pro forma combined balance sheet assumes that the Autonomous acquisition took place on March 31, 1999 and combines the balance sheets of the two companies on that date. The pro forma combined statements of operations assume that the acquisition took place on January 1, 1998 and combines Summit's and Autonomous' results of operations for the year ended December 31, 1998 and for the three-month period ended March 31, 1999.

       PRO FORMA PRESENTATIONS WERE PREPARED USING ACTUAL DATA AS OF THE CLOSING DATE OF THE MERGER, APRIL 29, 1999. THE EXCHANGE RATIO WAS 0.72719040 SHARES OF SUMMIT COMMON STOCK AND $3.04285962 IN CASH FOR EACH SHARE OF AUTONOMOUS COMMON STOCK. THE ISSUANCE OF 11,190,306 SHARES OF SUMMIT COMMON STOCK WAS VALUED AT $4.2917 PER SHARE, WHICH REPRESENTS THE PRICE AT WHICH THE TOTAL SHARE AND CASH CONSIDERATION PAID BY US BECOME SUBSTANTIALLY FIXED.

       We will account for the acquisition of Autonomous under the purchase method of accounting and will allocate the consideration we paid in the transaction to the assets we acquired and the liabilities we assumed based on their estimated fair values. The pro forma adjustments are preliminary and are based on management's estimates of the value of Autonomous' tangible and intangible assets. In addition, our management is assessing and formulating our integration plans. The finalization of these plans could result in a material change to the estimates used in the preparation of the pro forma financial data.

       An independent third-party appraisal company is conducting a valuation of the intangible assets that we acquired. These intangibles include purchased technologies, in-process research and development and other intangible assets. Purchased technologies which primarily consist of Autonomous' LADARVision technology have been assigned a value of $28.1 million which will be amortized over 15 years. See "Business" beginning on page 22 for additional information surrounding the LADARVision system. The fair value of the in-process research and development which relates to Autonomous' CustomCornea research project is currently estimated to be $19.8 million and will be recorded as an expense in the second quarter of 1999.

       The valuation of these intangibles was determined using the income method. Revenue projections were completed through year 2012 and were separately identified as follows: (i) revenue derived from products relying on current technology, (ii) revenue derived from products relying on a new in-process research and development program -- CustomCornea, and (iii) revenue from future technologies not yet developed. Revenue generated from the CustomCornea product has similar margin and expense levels as those generated from the LADARVision product. The projected cash flows were discounted using a 27.5% rate. The fair value of in-process research and development was determined separately from all other acquired assets using the percentage of completion method. The percentage of completion ratio was calculated by dividing total expected expenditures on CustomCornea through the acquisition closing date by the total estimated expenditures to achieve technological feasibility. Management is responsible for the estimate of the value of the in-process research and development.

       Under the CustomCornea research project, Autonomous is attempting to develop a diagnostic device and method that would increase the number of data elements used in a laser vision correction surgical procedure from three variables to hundreds of variables with the goal of substantially improving surgical accuracy and therefore surgical outcomes for patients. To date, Autonomous' work on CustomCornea has yielded:

       - A U.S. patent application for the device and certain methods which have had claims allowed

       - A working prototype of the measurement device itself

       - A 100 patient trial using the device's measurement capabilities

       - Computer simulations that demonstrate that virtually any eye has correctable refractive aberrations and a scope and location of those aberrations

       - Development of the software algorithms to translate the data from the diagnostic into an adjusted laser ablation plan for any given eye

       The remaining significant steps in the CustomCornea project include:

       - Making application to the FDA for the approval necessary to begin clinical surgeries to gather data for later FDA submission for approval

       - Conducting surgeries under an approved FDA protocol and subsequently measuring those patients at several post-operative intervals to measure efficacy

       - Continuing engineering development and testing of the device to optimize its performance, cost of manufacture, usability, etc.

       - Preparing for manufacture of the device

       - Receiving FDA approval to market the device in the U.S.

       There are a number of factors that may affect the completion and commercialization of the CustomCornea project. These include:

       - Inability to demonstrate that the safety or efficacy of the laser vision correction surgical outcome is materially improved by the diagnostic measurement and surgical ablation modifications made

       - Inability to receive FDA approval of the device due to poor trial execution or poor safety or efficacy results

       - Inability to develop a device with appropriate physical and usability characteristics to render it a viable commercial choice for physicians and optometrists

       - Technology obsolescence risk, i.e., the risk that this technology will be bettered, before it is widely marketed and accepted, by another technology concept, including non-laser refractive surgical modalities

       Based on the finalization of the integration plans and other factors, the pro forma adjustments may differ materially from those presented in the pro forma financial information. A change in the pro forma adjustments would result in a reallocation of the purchase price affecting the value assigned to purchased in-process technology and long-term assets. The income statement effect of these changes will depend on the nature and amount of the assets or liabilities adjusted.

       We estimate that acquisition-related fees and expenses, consisting primarily of transaction costs including fees of investment bankers, attorneys, the independent appraisal company, accountants, financial printing and other related charges, will be approximately $3.4 million. The impact of the fees and expenses has been reflected in the pro forma combined balance sheet and income statements as an increase in the purchase price of the transaction and is allocated to the assets acquired and liabilities assumed, based upon their estimated fair values.

       The pro forma financial information does not purport to represent what the consolidated financial position or results of operations actually would have been in if the acquisition in fact had occurred on March 31, 1999 or at the beginning of the period indicated or to project the consolidated financial position or results of operations as of any future date or any future period. It should be read in conjunction without historical consolidated financial statements, including the related notes, and other financial information included and incorporated by reference into this prospectus. See "Where You Can Find More Information" on page 53.

       The unaudited pro forma financial information does not give effect to any cost savings and other synergies that may result from the acquisition. In addition, one-time integration costs that may include severance and related costs have not been reflected in the pro forma financial information. We are developing our plans for integration of the business. However, we believes that the likely maximum amount that will be accrued for such costs will be in the range of $1.0 million to $1.5 million.

            UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET(A)
                              AS OF MARCH 31, 1999
                                 (IN THOUSANDS)

                                                                   HISTORICAL
                                                              ---------------------    PRO FORMA     PRO FORMA
                                                               SUMMIT    AUTONOMOUS   ADJUSTMENTS    COMBINED
                                                              --------   ----------   -----------    ---------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 40,113    $    648     $  1,563(B)   $     --
                                                                                        (42,324)(C)
  Short-term investments....................................    30,474          --       (6,742)(C)    23,732
  Receivables, net of allowances............................    13,127          59           --        13,186
  Inventories...............................................    15,644       4,531       (2,800)(D)    17,375
  Other current assets......................................     6,555         439       (1,183)(C)     2,811
                                                              --------    --------                   --------
                                                                                         (3,000)(F)
                                                                                      ---------
    Total current assets....................................   105,913       5,677      (54,486)       57,104
  Long-term investments.....................................    40,025          --           --        40,025
  Property and equipment, net...............................     8,574       3,388           --        11,962
  Patents and other intangibles, net........................     7,485          --           --         7,485
  Other assets..............................................     2,823         779           --         3,602
  In-process research and development.......................        --          --       19,800(C)         --
                                                                                        (19,800)(E)
  Purchased technologies....................................        --          --       28,100(C)     28,100
  Goodwill and other intangible asset.......................        --          --       54,715(C)     54,715
                                                              --------    --------     --------      --------
    Total Assets............................................  $164,820    $  9,844     $ 28,329      $202,993
                                                              ========    ========     ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  3,466    $    559     $     --      $  4,025
  Accrued expenses..........................................     6,097         673           --         6,770
  Note payable..............................................        --       3,000       (3,000)(F)        --
  Current maturities of long-term debt......................     5,173          69           --         5,242
  Deferred revenue..........................................     5,529         276           --         5,805
  Obligation under Strategic Alliance Agreement.............        --         600         (600)(B)        --
                                                              --------    --------     --------      --------
    Total current liabilities...............................    20,265       5,177       (3,600)       21,842
Deferred revenue -- noncurrent..............................     4,004                                  4,004
Long-term debt, less current maturities.....................       111         134           --           245
                                                              --------    --------     --------      --------
    Total liabilities.......................................    24,380       5,311       (3,600)       26,091
                                                              --------    --------     --------      --------
COMMITMENTS AND CONTINGENCIES
Stockholders' equity:
  Preferred stock...........................................        --       3,966       (3,966)(C)        --
  Common stock..............................................       314         136           18(B)        426
                                                                                            112(C)
                                                                                           (154)(C)
  Additional paid-in capital................................   149,534      50,881        6,111(B)    208,484
                                                                                         58,950(C)
                                                                                        (56,992)(C)
  Accumulated deficit.......................................   (17,833)    (50,450)      50,450(C)    (40,433)
                                                                                        (19,800)(E)
                                                                                         (2,800)(D)
Accumulated other comprehensive income......................     9,233          --           --         9,233
Treasury stock, at cost.....................................      (808)         --           --          (808)
                                                              --------    --------     --------      --------
    Total stockholders' equity..............................   140,440       4,533       31,929       176,902
                                                              --------    --------     --------      --------
    Total Liabilities and Stockholders' Equity..............  $164,820    $  9,844     $ 28,329      $202,993
                                                              ========    ========     ========      ========

Common shares outstanding...................................    31,188      13,613                     42,378

   See accompanying notes to unaudited pro forma condensed combined financial statements.

       UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS(A)
                       THREE MONTHS ENDED MARCH 31, 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                       HISTORICAL
                                                  --------------------    PRO FORMA    PRO FORMA
                                                  SUMMIT    AUTONOMOUS   ADJUSTMENTS   COMBINED
                                                  -------   ----------   -----------   ---------
Revenues:
  Systems.......................................  $3,335     $    --       $    --      $ 3,335
  License fees, service and other...............  10,185         129            --       10,314
  Contact lens and related products.............  12,164          --            --       12,164
                                                  -------    -------       -------      -------
  Total revenues................................  25,684         129            --       25,813
                                                  -------    -------       -------      -------
Cost of revenues:
  Systems.......................................   3,300          --            --        3,300
  License fees, service and other...............   2,717         905           468(G)      4,090
  Contact lens and related products.............   7,361          --            --        7,361
                                                  -------    -------       -------      -------
  Total cost of revenues........................  13,378         905           468       14,751
                                                  -------    -------       -------      -------
Gross profit....................................  12,306        (776)         (468)      11,062
                                                  -------    -------       -------      -------
Operating expenses:
  Selling, general and administrative...........   8,625       1,768           804(G)     11,197
  Research, development and regulatory..........   2,086       1,337            --        3,423
                                                  -------    -------       -------      -------
  Total operating expenses......................  10,711       3,105           804       14,620
                                                  -------    -------       -------      -------
Operating income (loss) from continuing
  operations....................................   1,595      (3,881)       (1,272)      (3,558)
Interest income.................................   1,086          19          (653)(I)      452
Interest expense................................    (114)        (37)                      (151)
Other expense...................................    (116)         --            --         (116)
                                                  -------    -------       -------      -------
Income (loss) from continuing operations before
  provision for income taxes....................   2,451      (3,899)       (1,925)      (3,373)
Provision for income taxes......................      65          --            --           65
                                                  -------    -------       -------      -------
Income (loss) from continuing operations........  $2,386     $(3,899)      $(1,925)     $(3,438)
                                                  =======    =======       =======      =======

Income (loss) per share from continuing
  operations -- basic and diluted...............  $ 0.08                                $ (0.08)
Weighted average number of common shares:
  Basic.........................................  31,165          --        11,190(J)     42,355
  Diluted.......................................  31,458          --        10,897(J)     42,355

  See accompanying notes to unaudited pro forma combined financial statements.

       UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS(A)
                          YEAR ENDED DECEMBER 31, 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                    HISTORICAL
                                               ---------------------     PRO FORMA     PRO FORMA
                                               SUMMIT     AUTONOMOUS    ADJUSTMENTS    COMBINED
                                               -------    ----------    -----------    ---------
Revenues:
  Systems....................................  $14,105     $     --       $    --        14,105
  License fees, service and other............  30,782           222            --        31,004
  Contact lens and related products..........  46,754            --            --        46,754
                                               -------     --------       -------      --------
  Total revenues.............................  91,641           222                      91,863
                                               -------     --------       -------      --------
Cost of revenues:
  Systems....................................  11,333            --            --        11,333
  License fees, service and other............  12,187         3,393         1,873(G)     17,453
  Contact lens and related products..........  28,800            --            --        28,800
                                               -------     --------       -------      --------
  Total cost of revenues.....................  52,320         3,393         1,873        57,586
                                               -------     --------       -------      --------
Gross profit.................................  39,321        (3,171)       (1,873)       34,277
                                               -------     --------       -------      --------
Operating expenses:
  Selling, general and administrative........  30,217         7,176         3,216(G)     40,095
                                                                             (514)(H)
  Research, development and regulatory.......   7,223         6,442            --        13,665
                                               -------     --------       -------      --------
  Total operating expenses...................  37,440        13,618         2,702        53,760
                                               -------     --------       -------      --------
Operating income (loss) from continuing
  operations.................................   1,881       (16,789)       (4,575)      (19,483)
Litigation settlement, net of related
  expenses...................................  34,386            --                      34,386
Interest income..............................   4,351           191        (2,613)(I)     1,929
Interest expense.............................    (780)          (45)           --          (825)
Other income.................................   1,913            --            --         1,913
                                               -------     --------       -------      --------
Income (loss) from continuing operations
  before provision for income taxes..........  41,751       (16,643)       (7,188)       17,920
Provision (benefit) for income taxes.........   5,021            --        (3,662)(K)     1,359
                                               -------     --------       -------      --------
Income (loss) from continuing operations.....  $36,730     $(16,643)      $(3,526)     $ 16,561
                                               =======     ========       =======      ========

Income per share from continuing operations--
  basic and diluted..........................  $ 1.17                                  $   0.39
Weighted average number of common shares:
  Basic......................................  31,244                      11,190(J)     42,434
  Diluted....................................  31,292                      11,650(J)     42,942

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                          NOTES TO UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(A) See the introductory paragraphs under "Unaudited Pro Forma Combined Financial Data."

(B) To record as of March 31, 1999 the actual issuance of 1,775,727 shares of Autonomous common stock during the period from March 31, 1999 through April 29, 1999, the closing date of the merger. These shares were issued pursuant to the conversion of Autonomous preferred stock, exercise of options and warrants and settlement of the obligations under the Strategic Alliance Agreement.

(C) To record the purchase accounting adjustments (pursuant to Accounting Principles Board Opinion No. 16) related to the merger of Summit and Autonomous. The allocation of the purchase price is subject to change based on final valuation and appraisals and was estimated as follows:

TOTAL PURCHASE PRICE
 Summit common stock (11,190,306 shares @ $4.2917 per
   share)...................................................  $ 48,025
 Cash paid to Autonomous equity holders.....................    46,826
 Estimated merger-related fees and expenses.................     3,423
 Fair value of Autonomous options and warrants exchanged for equivalent Summit stock options and warrants at the
   closing of the merger....................................    11,037
                                                              --------
 Total purchase price.......................................  $109,311
                                                              ========
ALLOCATION OF PURCHASE PRICE
 Conversion of Autonomous preferred stock (see Note B)......  $  3,966
 Exercise of Autonomous options and warrants (see Note B)...     1,563
 Settlement of Strategic Alliance Agreement obligation (see
   Note B)..................................................       600
 Net worth of Autonomous as of March 31, 1999...............       567
 In-process research and development........................    19,800
 Purchased technologies.....................................    28,100
 Goodwill and other intangible asset........................    54,715
                                                              --------
                                                              $109,311
                                                              ========

(D) To record the write-down of Summit's inventory for laser systems to its net realizable value. As a result of the merger with Autonomous, there will be a reduction in the future requirements of work-in-process inventory and spare parts inventory. See Note L.

(E) To record the write-off of the in-process research and development upon consummation of the merger.

(F) To eliminate borrowings by Autonomous from Summit under the revolving credit line as of March 31, 1999. One half of the amount outstanding under the revolver on the closing date reduced the cash consideration paid by Summit to Autonomous equity holders. As of the closing date of the merger, (April 29, 1999) the amount outstanding under the revolver was $2,500.

(G) To record the amortization of goodwill, purchased technologies and other intangible assets from the allocation of the purchase price. The amortization of purchased technologies is included in the cost of revenues. Amortization will be recognized on a straight line basis over the following number of years:

    Goodwill -- 25 years
    Purchased technologies -- 15 years
    Other intangible assets -- 5 years

(H) To eliminate legal fees related to Autonomous' litigation against Pillar Point Partners of which Summit was a partner.

(I) To eliminate interest income earned on cash paid to Autonomous stockholders and cash paid for estimated merger-related fees offset by interest income earned on cash received from options and warrants exercised in (B).

(J) To record the effect of Summit common stock distributed to Autonomous stockholders and, if dilutive, the effect of Autonomous stock options and warrants exchanged for equivalent Summit stock options and warrants and, if anti-dilutive, the effect of Summit stock options.

(K) To record the income tax effect of combining Summit's and Autonomous' results of operations and pro forma adjustments, excluding the impact of nondeductible amounts.

(L) As required by Article 11 of Regulations S-X under the Securities and Exchange Act of 1934, the unaudited pro forma condensed combined statement of operations excludes material nonrecurring charges which result directly from the merger and which will be recorded within twelve months following the merger. The following schedule shows the effects of the write-off of the in-process research and development estimated to be $19,800 (see Note E) and the write-down of inventory estimated to be $2,800 (See Note D).

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1998
                                                              -----------------
 Loss from continuing operations............................       $(7,239)
 Loss per share from continuing operations -- basic and
   diluted..................................................       $ (0.17)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,000,000 SHARES

                                     [LOGO]
                            SUMMIT TECHNOLOGY, INC.

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                               HAMBRECHT & QUIST

                           U.S. BANCORP PIPER JAFFRAY

                             DAIN RAUSCHER WESSELS
                    a division of Dain Rauscher Incorporated

                            ------------------------

                                           , 1999

                            ------------------------

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

        No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, other than the underwriting discounts and commissions. All amounts shown below will be paid by Summit. All amounts shown are estimates except for the various filing fees.

Filing Fee -- Securities and Exchange Commission............  $ 24,298
Filing Fee -- NASD Regulations Inc..........................  $  9,240
Listing Fee -- Nasdaq National Market.......................  $ 17,500
Blue Sky fees and expenses..................................  $  5,000
Legal fees and expenses.....................................  $125,000
Accounting fees and expenses................................  $ 65,000
Transfer Agent and Registrar fees and expenses..............  $  2,500
Printing, Engraving and Mailing expenses....................  $100,000
Miscellaneous expenses......................................  $ 26,462
                                                              --------
     Total..................................................  $375,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       In Massachusetts, a corporation's articles of organization may limit the personal liability of its directors for breaches of their fiduciary duties. Under the Massachusetts Business Corporation Law, this limitation is generally unavailable for acts or omissions by a director which (1) were in violation of such director's duty of loyalty, (2) were in bad faith or which involved intentional misconduct or a knowing violation of law, or (3) involved a financial profit or other advantage to which the director was not legally entitled. Massachusetts law also prohibits the elimination or limitation of director liability for unauthorized loans to insiders or distributions that occur when a corporation is, or which renders a corporation, insolvent. Massachusetts law also generally permits indemnification of directors, officers, employees and certain others for expenses incurred by them by reason of their position with the corporation, if such person has acted in good faith and with the reasonable belief that his or her conduct was in, or not opposed to, the best interest of the corporation.

       Summit's articles allow for limitations on directors' liability as permitted by Massachusetts law. Summit's by-laws provide that the corporation shall indemnify against all liabilities and expenses, including reasonable fees of counsel, any person threatened with or made a party to any action, suit or other proceeding by reason of the fact that he, she, his or her testator or intestate, is or was a director, officer, employee or other agent of the corporation, or is or was a director, officer, employee or other agent of the corporation who serves or served, at the request of the corporation, as a director, officer, employee or other agent of another organization or who, at the request of the corporation, serves or served in any capacity with respect to an employee benefit plan. However, as to matters disposed of by a compromise payment, pursuant to a consent decree or otherwise, no reimbursement, either for said payment or for any other expenses in connection with the matter so disposed of, shall be provided unless such compromise shall be approved: (1) by a disinterested majority of the directors then in office; or (2) if a majority of such directors are interested, by a majority of the disinterested directors then in office, provided that independent legal counsel has given a written opinion to the effect that such director or officer does not appear not to have acted in good faith in the reasonable belief that his action was in the best interests of the corporation or, to the extent that such matter relates to service, in the best interests of the participants of an employee benefit plan; or (3) by the holders of a majority of the outstanding stock at the time entitled to vote for directors, not counting as outstanding any stock owned by any interested person. Notwithstanding the foregoing, no indemnification shall be provided for any person with respect to any matter as to which such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the corporation or of the participants or beneficiaries of the employee benefit plan.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
    1     Form of Underwriting Agreement regarding the issuance and
          sale of the common stock between Summit Technology, Inc. and the underwriters.*
    4.1   Articles of Organization, as amended, of Summit
          (incorporated by reference to Exhibit 3.1 of Summit's Annual
          Report on Form 10-K for the year ended December 31, 1992).
    4.2   Amendment to the Articles of Organization of Summit dated
          September 7, 1994 (incorporated by reference to Exhibit 3.1 of Summit's Annual Report on Form 10-K for the year ended
          December 31, 1994).
    4.3   Amendment to the Articles of Organization of Summit dated
          July 16, 1997 (incorporated by reference to Exhibit 4.3 of
          Summit's Registration Statement on Form S-8 filed with the
          Securities and Exchange Commission on May 6, 1999).
    4.4   By-laws, as amended, of Summit (incorporated by reference to
          Exhibit 3(b) of Summit's Annual Report on Form 10-K for the
          year ended December 31, 1994).
    4.5   Amendment to the Articles of Organization of Summit dated
          April 29, 1999 (incorporated by reference to Exhibit 3.1 of
          Summit's Current Report on Form 8-K filed with the
          Securities and Exchange Commission on July 19, 1999).
    4.6   Rights Agreement (incorporated by reference to Exhibit 1 to
          Summit's Registration Statement on Form 8-A filed with the
          Securities and Exchange Commission on April 2, 1990).
    5     Opinion of Ropes & Gray regarding the legality of the
          securities being registered.*
   23.1   Consent of Deloitte & Touche LLP.
   23.2   Consent of KPMG LLP.
   23.3   Consent of Deloitte & Touche LLP.
   23.4   Consent of Arthur Andersen LLP.
   23.5   Consent of Ropes & Gray (included in Exhibit 5).*
   24     Powers of Attorney (included on signature page hereto).

-------------------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

       (a) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant, will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       (c) The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, The Commonwealth of Massachusetts, on the 16th day of July 1999.

                                      SUMMIT TECHNOLOGY, INC.

                                      By: /s/ Robert J. Palmisano
                                         ---------------------------------------
                                             Robert J. Palmisano
                                             Chief Executive Officer

                               POWER OF ATTORNEY

       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the 16th day of July 1999. Each person whose signature appears below hereby authorizes Robert J. Palmisano and James A. Lightman or either of them, singly, with full power of substitution, to execute in the name and on behalf of such person any amendment (including any post-effective amendment) to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement as the person(s) so acting deems appropriate, and appoints each of such persons, each with full power of substitution, attorney-in-fact to sign any amendment (including any post-effective amendment to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and to file the same, with exhibits thereto, and other documents in connection therewith.

SIGNATURE                                               CAPACITY IN WHICH SIGNED            DATE
---------                                               ------------------------            ----
              /s/ ROBERT J. PALMISANO                Chief Executive Officer and        July 16, 1999
---------------------------------------------------  Director (principal executive
                Robert J. Palmisano                  officer)

                /s/ ROBERT J. KELLY                  Executive Vice President, Chief    July 16, 1999
---------------------------------------------------  Financial Officer and Treasurer
                  Robert J. Kelly                    (principal accounting and
                                                     financial officer)

                 /s/ RANDY W. FREY                   Director                           July 16, 1999
---------------------------------------------------
                   Randy W. Frey

              /s/ JEFFREY A. BERNFELD                Director                           July 16, 1999
---------------------------------------------------
                Jeffrey A. Bernfeld

                /s/ C. GLEN BRADLEY                  Director                           July 16, 1999
---------------------------------------------------
                  C. Glen Bradley

SIGNATURE                                               CAPACITY IN WHICH SIGNED            DATE
---------                                               ------------------------            ----
               /s/ RICHARD F. MILLER                 Director                           July 16, 1999
---------------------------------------------------
                 Richard F. Miller

                /s/ JOHN A. NORRIS                   Director                           July 16, 1999
---------------------------------------------------
                  John A. Norris

              /s/ RICHARD M. TRASKOS                 Director                           July 16, 1999
---------------------------------------------------
                Richard M. Traskos

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
    1     Form of Underwriting Agreement regarding the issuance and
          sale of the common stock between Summit Technology, Inc. and the underwriters.*
    4.1   Articles of Organization, as amended, of Summit
          (incorporated by reference to Exhibit 3.1 of Summit's Annual
          Report on Form 10-K for the year ended December 31, 1992).
    4.2   Amendment to the Articles of Organization of Summit dated
          September 7, 1994 (incorporated by reference to Exhibit 3.1 of Summit's Annual Report on Form 10-K for the year ended
          December 31, 1994).
    4.3   Amendment to the Articles of Organization of Summit dated
          July 16, 1997 (incorporated by reference to Exhibit 4.3 of
          Summit's Registration Statement on Form S-8 filed with the
          Securities and Exchange Commission on May 6, 1999).
    4.4   By-laws, as amended, of Summit (incorporated by reference to
          Exhibit 3(b) of Summit's Annual Report on Form 10-K for the
          year ended December 31, 1994).
    4.5   Amendment to the Articles of Organization of Summit dated
          April 29, 1999 (incorporated by reference to Exhibit 3.1 of
          Summit's Current Report on Form 8-K filed with the
          Securities and Exchange Commission on July 19, 1999).
    4.6   Rights Agreement (incorporated by reference to Exhibit 1 to
          Summit's Registration Statement on Form 8-A filed with the
          Securities and Exchange Commission on April 2, 1990).
    5     Opinion of Ropes & Gray regarding the legality of the
          securities being registered.*
   23.1   Consent of Deloitte & Touche LLP.
   23.2   Consent of KPMG LLP.
   23.3   Consent of Deloitte & Touche LLP.
   23.4   Consent of Arthur Andersen LLP.
   23.5   Consent of Ropes & Gray (included in Exhibit 5).*
   24     Powers of Attorney (included on signature page hereto).

-------------------------

* To be filed by amendment.